AS FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION ON MAY 3, 1999.

REGISTRATION NO. 333-74589

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
----------------------------------

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

NATIONAL WINE & SPIRITS, INC.
(Exact name of Registrant as
specified in its charter)

         INDIANA                         5182                                       35-2064429
------------------------           ----------------------------                 -------------------
(State of Incorporation)           (Primary S.I.C. Code Number)                 (I. R. S. Employer
                                                                                Identification No.)

And the following additional
Registrants, each a
Subsidiary Guarantor:

INDIANA                            NATIONAL WINE & SPIRITS CORPORATION          35-0540650
ILLINOIS                           NWS, INC.                                    36-3784235
ILLINOIS                           NWS-ILLINOIS, LLC                            36-4266415
MICHIGAN                           NWS MICHIGAN, INC.                           38-3319025
----------------------------       -----------------------------------
(State or other jurisdiction       (Exact name of Guarantor                     (I.R.S. Employer
of incorporation or                as specified in its charter)                 Identification No.)
or organization)


P.O. Box 1602
700 W. Morris Street
Indianapolis, Indiana 46206
(317) 636-6092
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

James E. LaCrosse
Chairman, President and Chief Executive Officer
P.O. Box 1602
700 W. Morris Street
Indianapolis, Indiana 46206
(317) 636-6092
(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies To:

Joseph E. DeGroff
Ice Miller Donadio & Ryan
One American Square, Box 82001
Indianapolis, Indiana 46282-0002
(312) 236-2100

APPROXIMATE DATE OF COMMENCEMENT OF
PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this registration statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box: / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering: / /

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the company shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8 (a), may determine.

Subject to Completion Dated ________, 1999

PROSPECTUS
___________, 1999.

NATIONAL WINE & SPIRITS, INC.

Exchange Offer for

$110,000,000
10.125% Senior Notes Due 2009

Guaranteed by
National Wine & Spirits Corporation
NWS, Inc.
NWS Michigan, Inc.
NWS-Illinois, LLC

Terms of the Exchange Offer

o    Expires 5:00 p.m. New York City time, __________, 1999, unless extended.

o All old notes that are validly tendered and not validly withdrawn will be exchanged.

o Tenders of old notes may be withdrawn any time prior to the expiration of the exchange offer.

o Not subject to any condition, other than that the exchange offer does not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission.

o    We will not receive any proceeds from the exchange offer.

o The exchange of notes should not be a taxable exchange for U.S. federal income tax purposes.

o The terms of the notes to be issued are substantially identical to the old notes, except for transfer registrations and registration rights relating to the old notes.

o There is no existing market for the exchange notes, and we do not intend to apply for their listing on any securities exchange.

This investment  involves risk. See the Risk Factors  section  beginning on page
12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

[INSIDE COVER PAGE]












































Additional information regarding our business and financial information is available to you without charge upon written or oral request. Please contact us at P.O. Box 1602, Indianapolis, Indiana 46206, attention J. Smoke Wallin (317) 636-6092. To obtain timely delivery, please request the information no later than five business days in advance of any investment decision.

PROSPECTUS SUMMARY

     This summary highlights some information from this prospectus, but may not contain all of the information that is important to you. This prospectus includes the terms of the notes we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety. We have included below a list to help you understand what we are referring to in the prospectus. Unless the context of the prospectus indicates otherwise, the following terms have the following meanings:

NWS......................................   After December 31, 1998, the
                                            combined business of NWS and its
                                            subsidiaries, NWS-Indiana,
                                            NWS-Illinois, NWS-Michigan and
                                            NWS-LLC.

                                            Prior  to  December  31,  1998,  the
                                            combined  business  of  NWS-Indiana,
                                            NWS-Illinois and NWS-Michigan.

NWS-Indiana..............................   National Wine & Spirits Corporation.

NWS-Illinois.............................   NWS, Inc.

NWS-Michigan.............................   NWS Michigan, Inc.

NWS-LLC..................................   NWS-Illinois, LLC

Guarantors...............................   NWS-Indiana, NWS-Illinois,
                                            NWS-Michigan and NWS-LLC, each a
                                            subsidiary of NWS.

Old Notes................................   10.125% Senior Notes due 2009 that
                                            were issued on January 25, 1999.

Exchange Notes...........................   10.125% Senior Notes due 2009 that
                                            we are offering here.

Notes....................................   The old notes and the exchange
                                            notes, collectively.

                                            Summary of the Exchange Offer

Registration Rights Agreement............   We sold the old notes in January,
                                            1999 to the initial  purchasers in a
                                            transaction  exempt
                                            from the  registration  requirements
                                            of the Securities  Act. At the same
                                            time, NWS and the initial purchasers
                                            entered into a registration  rights
                                            agreement which grants the holders
                                            of the old notes exchange and
                                            registration  rights.  This exchange
                                            offer  satisfies  those rights which
                                            terminate upon  consummation  of the
                                            exchange offer.  You will not be
                                            entitled to any exchange or
                                            registration rights with respect to
                                            the exchange notes.

The Exchange Offer.......................   We are  offering  to  exchange up to
                                            $110.0  million  of  exchange  notes
                                            for up to $110.0 million of the old
                                            notes.  To exchange your old notes,
                                            you must properly  tender them, and
                                            we must accept  them.  We will
                                            exchange  all old notes that you
                                            validly  tender and do not validly
                                            withdraw.  We will  issue registered
                                            exchange  notes at the end of the
                                            exchange offer.

Resales..................................   We believe  that you can offer for
                                            resale, resell and otherwise transfer
                                            the exchange notes without complying
                                            with the registration and prospectus
                                            delivery  requirements of the
                                            Securities Act if:

                                             o    you acquire the exchange notes
                                                  in the ordinary course of your
                                                  business;

                                             o    you are  not participating, do
                                                  not   intend   to participate,
                                                  and have no arrangement or
                                                  understanding with any person
                                                  to participate,  in the
                                                  distribution of the exchange
                                                  notes; and

                                             o    you are not an  "affiliate" of
                                                  NWS, as defined in Rule 405 of
                                                  of the Securities Act.

                                            If any of these  conditions  are not
                                            satisfied   and  you   transfer  any
                                            exchange  note without  delivering a
                                            proper    prospectus    or   without
                                            qualifying    for   a   registration
                                            exemption,  you may incur  liability
                                            under the Securities  Act. We do not
                                            assume or indemnify you against such
                                            liability.

                                            Each     broker-dealer     acquiring
                                            exchange  notes for its own  account
                                            in exchange for old notes,  which it
                                            acquired  through  market-making  or
                                            other   trading   activities,   must
                                            acknowledge  that it will  deliver a
                                            proper  prospectus when any exchange
                                            notes     are     transferred.     A
                                            broker-dealer     may    use    this
                                            prospectus for an offer to resell, a
                                            resale  or other  retransfer  of the
                                            exchange notes.

Expiration Date...........................  The exchange  offer  expires at 5:00
                                            p.m.,  New York Central  time,
                                            ______________,  1999, unless we
                                            extend the expiration date.

Conditions to the Exchange Offer..........  The exchange offer is subject to customary conditions, some of which
                                            we may waive.

Procedures for Tendering Old
     Exchange Notes.......................  If you wish to accept the exchange offer,  you must complete,  sign and
                                            date the letter of transmittal in
                                            accordance  with the  instructions,
                                            and deliver the letter of transmittal,
                                            along with the old notes and any
                                            other  required  documentation,  to
                                            the exchange  agent by executing the
                                            letter of transmittal, you will
                                            represent to us that, among other
                                            things:

                                            o    any  exchange notes you receive
                                                 will be acquired in the ordinary
                                                 course of your business,

                                            o    you have no arrangement  with
                                                 any person to participate in
                                                 the distribution of the exchange
                                                 notes, and



                                            o    you are not an "affiliate," as
                                                 defined  in  Rule  405  of the
                                                 Securities  Act, of NWS or, if
                                                 you are an affiliate, you will
                                                 comply  with the  registration
                                                 and    prospectus     delivery
                                                 requirements of the Securities
                                                 Act to the extent applicable.

                                            If you hold your old  notes  through
                                            the Depository Trust Corporation and
                                            wish to  participate in the exchange
                                            offer,  you  may do so  through  the
                                            Depository    Trust    Corporation's
                                            Automated  Tender Offer Program.  By
                                            participating in the exchange offer,
                                            you  will  agree  to be bound by the
                                            letter of  transmittal as though you
                                            had   executed    such   letter   of
                                            transmittal.

Special Procedures for Beneficial
     Owners...............................  If you are a  beneficial owner whose old notes are registered in the name
                                            of a broker, dealer, commercial bank,
                                            trust company or other nominee and
                                            wish to tender your old notes in the
                                            exchange  offer,  please contact the
                                            registered holder as soon as possible
                                            and instruct it to tender on your
                                            behalf and comply with our instructions
                                            set forth elsewhere in this prospectus.

Withdrawal Rights.........................  You may  withdraw the tender of your old notes at any time before 5:00 p.m.
                                            New York City time on __________,
                                            1999, unless we extend the date.

Federal Income Tax Considerations.........  With respect to the exchange of the old notes for the exchange notes:

                                            o    the exchange is not a taxable
                                                 exchange for U.S. federal
                                                 income tax purposes.

                                            o    you will not recognize any gain
                                                 or loss as a result of the exchange.

Use of Proceeds...........................  We will not receive any proceeds from the exchange of notes,  and we will
                                            pay the expenses of the exchange offer.

Exchange Agent............................  We have  appointed  Norwest  Bank
                                            Minnesota, N.A. as the exchange agent
                                            in the exchange offer.  The exchange
                                            agent's  address,  and telephone and
                                            facsimile  numbers are Norwest Bank
                                            Minnesota,  N.A.,  Corporate Trust,
                                            Northwest Center,  6th & Marquette,
                                            Minneapolis, Minnesota 55479, Phone:
                                            (612) 667-9764,  Fax: (612) 667-9825
                                            attention:  Corporate Trust Services.

Summary of Terms of the Notes and Guarantees

     The form and terms of the exchange notes are substantially the same as the form and terms of the old notes, except that the exchange notes will be registered under the Securities Act. As a result, the exchange notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the old notes.

Issuer....................................  National Wine & Spirits, Inc.

Guarantors................................  NWS - Indiana, NWS - Illinois, NWS -
                                            Michigan, NWS - LLC

Total Amount of Exchange Notes
Offered...................................  $110,000,000 aggregate principal amount of 10.125% senior exchange
                                            notes due 2009.

Maturity Date.............................  January 15, 2009.

Interest Rate.............................  10.125 % per year

Interest Payment Dates....................  January 15 and July 15 of each year, beginning on July 15, 1999

Ranking...................................  The notes:

                                            o    are unsecured;

                                            o    rank senior in right of payment
                                                 to all  subordinated
                                                 indebtedness of NWS;

                                            o    rank equally in right of payment
                                                 with all existing and future
                                                 unsubordinated indebtedness of
                                                 NWS; and

                                            o    rank junior in right of payment
                                                 with all  existing and future
                                                 secured indebtedness of NWS.

Optional Redemption.......................  On or after January 15, 2004, we may redeem some or all of the notes at
                                            any time at the redemption  prices
                                            listed in the section  "Description
                                            of the  Exchange  Notes C Optional
                                            Redemption."

                                            Before  January  15,  2002,  we  may
                                            redeem  up to  33.33%  of the  total
                                            initial amount of the notes with the
                                            proceeds   of  one  or  more  equity
                                            offerings,  at the prices  listed in
                                            the  section   "Description  of  the
                                            Exchange  Notes"  under the  heading
                                            "Optional Redemption."

Guarantees................................  The guarantees are general unsecured obligations of the guarantors and are
                                            subordinated in right of payment  to
                                            all  existing  and  future guarantor
                                            senior  indebtedness.  The
                                            guarantees are joint and several.

Change of Control.........................  Upon a change of control of NWS, you will have the right to require us to
                                            repurchase the notes at a price equal
                                            to 101% of their  total  principal
                                            amount on the date of purchase, plus
                                            accrued and unpaid interest to the
                                            date of repurchase.

Certain Covenants.........................  We will  issue  the  notes  under an indenture with Norwest Bank Minnesota,
                                            N.A. The indenture will, among other
                                            things, restrict our ability and the
                                            ability  of  our subsidiaries to:

                                            o    borrow additional money;

                                            o    pay dividends or make certain
                                                 other restricted payments or
                                                 investments;

                                            o    create liens;

                                            o    sell certain assets;

                                            o    enter into transactions with
                                                 affiliates;

                                            o    merge or consolidate with any
                                                 other person;

                                            o    sell all or substantially all
                                                 of our assets; and

                                            o    engage in certain lines of
                                                 business.

                                            These   covenants   are  subject  to
                                            important exceptions and qualifications.

Form and Denomination.....................  The notes will be represented by one or more permanent global  securities
                                            in bearer form deposited with Norwest
                                            Bank Minnesota,  N.A., as book-entry
                                            depositary,  for the benefit of DTC.
                                            You will not  receive  notes in
                                            registered  form  unless one of the
                                            events set forth under the heading
                                            "Description of the Exchange Notes -
                                            Book-Entry;  Delivery and Form"
                                            occurs. Instead, beneficial interests
                                            in the notes will be shown on, and
                                            transfers of these interests will be
                                            effected only through,  records
                                            maintained in book-entry form by DTC
                                            with respect  to its participants.

Use of Proceeds...........................  We will not receive any cash proceeds in the exchange offer.

National Wine

     We are one of the largest distributors of wine and spirits in the United States. We are the largest spirits distributor in Indiana and Michigan, and one of the largest in Illinois. Our markets include Chicago and Detroit, which are the largest and sixth largest United States metropolitan markets for spirits.

Recent Developments

     Indiana Price Increase. We announced an average $3.65 per case across-the-board price increase on all spirits in Indiana effective January 1, 1999 for the products of most suppliers, and February 1, 1999 for the balance of spirits suppliers. Our single spirits competitor in Indiana, Olinger Distributing, followed by announcing its own set of across-the-board price increases. The last across-the-board price increase we announced was in 1995 and was effective. Although we can give you no assurance, we believe this price increase will also be effective in the marketplace. If and to the extent the increase is effective, we believe that it will have a positive effect on the financial performance of our Indiana operation. We sold approximately 1.5 million cases of spirits in Indiana in 1998. Assuming constant volume, we believe that the across-the-board price increase would have generated an estimated $5.5 million of additional revenues in 1998, a significant portion of which would represent an improvement in gross margin. Management believes that there will be no material incremental operating expenses associated with these revenues.

     Illinois Franchise Law. In December, 1998 legislation was introduced into the Illinois general assembly which, if adopted, would limit the ability of suppliers to terminate distributors and transfer their product lines to new distributors. Other states have adopted similar franchise legislation which has generally resulted in price stabilization. We can give you no assurance that the legislation will become law.

     Kentucky Distributorship. In December, 1998, we formed a new Kentucky distributorship, Commonwealth Wine & Spirits, LLC, in partnership with two existing Kentucky-based distributors, The Vertner Smith Company and Kentucky Wine & Spirits. We will invest $7.5 million ($4.5 million in cash and a $3.0 million cash franchise fee), in exchange for 25% of the new company. Vertner and Kentucky W&S equally own the remaining 75%. At December 31, 1998, we had invested $6.0 million in this new venture. We believe that Commonwealth Wine & Spirits, Inc. is the largest distributor of wine and spirits in Kentucky. Although we can give you no assurance, we do not presently anticipate any further capital requirements related to this investment.

     Brand Representation. We have recently obtained additional brands in Illinois and Michigan. In March, 1998, Sebastiani named us as its exclusive distributor in Illinois. In 1997, Sebastiani reported total wine sales in Illinois of 250,000 cases. In June, 1998, McCormick Distilling appointed us as its exclusive distributor for Grand Macnish Scotch whiskey. In July, 1998, Austin Nichols Company appointed us as its exclusive distributor in Michigan. Austin Nichols supplies Royal Canadian and Jameson Irish whiskey, among other brands, in Michigan. Grand Macnish and Austin Nichols had combined sales of approximately 130,000 cases of spirits in 1997 in Michigan. In December, 1998, we were also named the exclusive distributor by Laird & Co. in Michigan. During 1997, Laird sold approximately 200,000 cases of spirits in Michigan.

     As of November, 1998, we no longer distribute J&B Scotch in Michigan. The brand realignment was the result of certain required divestitures by suppliers related to the formation of Diageo. In March, 1999, one of our suppliers, Diageo-UDV, announced the sale of several non-core brands, including certain brands we currently distribute such as Black Velvet Whiskey, Christian Brothers Brandy and Arrow Cordials. We do not expect that Diageo's sale of these brands will have a material effect. In March, 1999, Diageo announced the sale of several non-core brands to other brand owners -- Canandaigua Brands, Sazerac, Heaven Hill, and David Sherman. These brands represent approximately 357,000 cases in Michigan and 47,000 cases in Indiana. As of April, 1999, 125,000 cases of these brands had committed to stay with us in Michigan with the balance undecided. There can be no assurances that we will retain the undecided brands. As of April, 1, 1999, we will no longer distribute Kenwood Wines in Illinois due to a competing supplier's purchase of the brand. As of June, 1999, we will have obtained the exclusive distribution rights to Wild Turkey Bourbon in Illinois. Wild Turkey sold approximately 6,500 cases in Illinois in 1998. As of June, 1999, we will have obtained the exclusive distribution rights to Kendall-Jackson Wines in Illinois. In 1998 Kendall-Jackson sold approximately 165,000 cases in Illinois. As of June, 1999 we will no longer distribute Bombay Gin in Indiana. The brand realignment was the result of certain required divestitures by suppliers related to the formation of Diageo.

     U.S. Beverage. In September, 1998, U.S. Beverage, a 50% subsidiary of NWS-Illinois, entered into a 15-year agreement with Bass, PLC granting U.S. Beverage the exclusive U.S. distribution rights for Hooper's Hooch flavored malt beverage. We believe that NWS has the potential for a significant increase in case sales in 1999 over the sales levels achieved by Bass and that the Hooper's Hooch business should provide U.S. Beverage with the critical mass to support its nationwide sales and marketing force.

     Additional Acquisition. We have entered into final negotiations for the acquisition of R.M. Gilligan, a spirits sales brokerage in Michigan. This $1.8 million purchase will give us a significant presence in the Michigan sales arena and the opportunity to represent Allied Domecq in Michigan. In 1997, R.M. Gilligan had sales of $1.8 million.

     Lawsuit Settlement. We settled a long running (since 1992) age discrimination lawsuit in April, 1999. As part of the settlement, NWS agreed to pay the Plaintiffs $475,000 over 5 years and the plaintiffs agreed to dismiss all charges.

     Industry Lawsuit. In April, 1999 a lawsuit was filed in Wisconsin against over 35 defendants, including among others, various brewers, distillers, vitners, wholesalers, advertisers and insurers. The focus of this complaint is an alleged conspiracy among the major manufacturers of alcohol-based beverage products to mislead, deceive, and confuse the public regarding the use of alcohol-based beverages. Among other remedies sought, plaintiffs seek $1 billion in monetary damages and civil penalties. NWS was among those named even though we do not do business in Wisconsin. We intend to defend this litigation vigorously.

Risk Factors

     See the section entitled "Risk Factors" beginning on page 12 for a discussion of certain factors that you should consider in connection with your investment in the exchange notes.

Summary Consolidated Financial And Other Data

     The following summary historical financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The pro forma income statement data and other data for the twelve months ended December 31, 1998 give effect to the offering and our new credit facility as if they had occurred at the beginning of the period presented.

     Distribution fees include our per case distribution fee for cases of spirits delivered in and on behalf of the State of Michigan. We do not take title to or finance any inventory in Michigan. Please also note that we have elected S corporation status under the Internal Revenue Code. Consequently, we do not incur liability for federal and certain state income taxes.

The following will also assist in the review of the financial information set forth below:

o For purposes of calculating earnings to fixed charges, earnings consist of net income plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium relating to Indebtedness and the portion of rental expense on operating leases which we estimate to be representative of the interest factor attributable to rental expense.
     For 1994, earnings were inadequate to cover fixed charges by $1,281,000.

o For pro forma interest expense, the effective interest rate on the New Credit Facility is assumed to be 7.75%. Pro forma interest expense has been reduced by $454,000 which represents interest expense on the shareholder notes payable which will be set off against the interest income on the shareholder notes receivable pursuant to the amended terms of the shareholder notes.

o Net debt represents total debt less cash. Our indebtedness fluctuates with our seasonal working capital requirements.



                                                                                             Nine Months          Twelve Months
                                                                                                Ended            Ended December
                                              Years Ended March 31,                         December 31,               31,
                           -----------------------------------------------------------  ----------------------  ------------------
                              1994        1995        1996        1997        1998        1997        1998            1998
                                        (Dollars and cases in thousands, except per case amount)

Statement of Income Data:
   Net product sales...... $ 396,360    $ 427,218   $ 443,257   $ 488,071   $ 505,141   $ 401,927   $ 423,367    $   526,581
   Distribution fees......                     --          --       2,729      16,270      13,121      14,010         17,159
                           -----------  ----------  ----------  ----------  ----------  ----------  ----------  ------------------
   Total revenue..........   396,360      427,218     443,257     490,800     521,411     415,048     437,377        543,740
   Cost of products sold..   330,698      354,478     364,792     402,072     411,734     329,566     346,516        428,684
                           -----------  ----------  ----------  ----------  ----------  ----------  ----------  ------------------
   Gross profit...........    65,662       72,740      78,465      88,728     109,677      85,482      90,861        115,056
   Selling, general and
      administrative
      expenses............    62,884       64,431      68,925      80,299      99,118      75,044      78,690        102,764
                           -----------  ----------  ----------  ----------  ----------  ----------  ----------  ------------------
   Income from operations.     2,778        8,309       9,540       8,429      10,559      10,438      12,171         12,292
   Interest expense.......    (4,907)      (7,341)     (7,935)     (8,486)     (9,672)     (7,325)     (8,018)       (10,365)
   Gain on sale of assets.       176           89         172          41       4,139       4,225          97             11
   Other income...........       672        1,122       1,247       1,619       2,085         938       1,336          2,483
                           -----------  ----------  ----------  ----------  ----------  ----------  ----------  ------------------
   Net income (loss)...... $  (1,281)   $   2,179   $   3,024   $   1,603   $   7,111   $   8,276   $   5,586    $     4,421
                           ===========  ==========  ==========  ==========  ==========  ==========  ==========  ==================
Other Financial Data:
   EBITDA (1)............. $   6,578    $  12,870   $  14,442   $  14,186   $  17,674   $  15,490   $  18,245    $    20,429
   EBITDA margin..........       1.7%         3.0%        3.3%        2.9%        3.4%        3.7%        4.2%           3.8%
   Cash  provided (used)
      by operating
      activities.......... $  (7,111)   $   5,940   $  (6,727)  $   6,939   $   9,783   $ (14,931)  $  (6,643)   $   (18,071)
   Cash used by investing
      activities.........    (15,876)      (7,424)     (5,077)     (9,937)     (9,908)    (11,003)    (14,972)       (13,877)
   Cash provided (used)
      by financing
      activities .........    21,946        1,729      11,789       4,918      (1,900)     24,463      23,462         (2,901)
   Depreciation and
      amortization........     3,800        4,561       4,902       5,757       7,115       5,052       6,074          8,137
   Capital expenditures
      (2).................    12,002        6,503       3,609      10,447      13,952      12,069       6,518          8,401
   Ratio of earnings to
      fixed charges.......       N/A         1.3x        1.4x        1.2x        1.6x        2.0x        1.6x           1.4x
Operating Statistics:
   Product Sales
      Operations
   Cases shipped (spirits
      and
      wine)...............       N/A        6,006       6,109       6,099       6,343       5,039       5,035          6,339
   Net product price per
      case................       N/A    $   61.07   $   62.87   $   69.95   $   72.86   $   73.23   $   74.62    $     73.96
   Gross profit margin....      16.6%        17.0%       17.7%       17.6%       18.5%       18.0%       18.2%          18.6%
   Fee Operations
   Cases shipped (spirits)        --           --          --         396       2,545       1,990       2,124          2,679
   Distribution fee per
      case................        --           --          --   $    6.50   $    6.50   $    6.50   $    6.50    $      6.50
Pro Forma Information:
   Adjusted EBITDA (1)....        --           --          --          --          --          --          --         21,332
   Interest expense.......        --           --          --          --          --          --          --         11,299
   Adjusted
      EBITDA/Interest                                                                                                   1.9x
      Expense.............        --           --          --          --          --          --          --
   Net Debt/Adjusted
      EBITDA .............        --           --          --          --          --          --          --           5.8x

                                            As of December 31, 1998
                                            -----------------------
                                            Actual      As Adjusted
                                                (In thousands)

 Balance Sheet Data:
    Cash................................    $  3,217       $    100
    Total assets........................     202,136        202,570
    Total debt..........................     120,945        123,338
    Stockholders' equity................      25,119         23,160


         (1) EBITDA is defined as income from operations plus depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus non-cash LIFO charges plus start-up expenses (includes organizational costs, brand registration costs, temporary employee costs, and costs for temporary warehouse facilities and special product delivery costs for the Michigan operations and all U.S. Beverage costs net of U.S. Beverage revenues through fiscal 1998), as follows:

                                                                                       Nine Months      Twelve Months
                                                                                          Ended             Ended
                                           Years Ended March 31,                      December 31,       December 31,
                            -----------------------------------------------------   ------------------  ---------------
                              1994       1995       1996       1997       1998       1997       1998           1998
                                 (In thousands)
EBITDA.................      $ 6,578   $ 12,870   $ 14,442   $ 14,186   $ 17,674   $ 15,490    $ 18,245       $ 20,429
LIFO charge............           65        145        545      1,455        570        429         605            746
Start-up expenses......          992         --         --      1,157      3,320      3,163          --            157
                            ---------  ---------  ---------  ---------  ---------  ---------  ----------    -----------
   Adjusted EBITDA.....      $ 7,635   $ 13,015   $ 14,987   $ 16,798   $ 21,564   $ 19,082    $ 18,850       $ 21,332
                            =========  =========  =========  =========  =========  =========  ==========    ===========
Adjusted cash provided
      (used) by operating
      activities ........    $(6,054)  $  6,085   $ (6,182)  $  9,551   $ 13,673   $(11,339)   $ (6,038)      $(17,168)
                            =========  =========  =========  =========  =========  =========  ==========    ===========

EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of debt service capability. Adjusted EBITDA is presented because we believe it may assist in evaluating our ability to service our indebtedness, including the exchange notes. In particular, by March 31, 1998, we had incurred substantially all start-up expenses associated with our operations in Michigan and our U.S. Beverage operations. We do not expect any start-up expenses in the future regarding our Michigan or U.S. Beverage operations. EBITDA and Adjusted EBITDA are not intended to represent cash flows for the periods presented, nor have they been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance and cash flow prepared in accordance with generally accepted accounting principles. The EBITDA and Adjusted EBITDA information reflected above may not be comparable to similarly titled measures used by other companies.

     (2) The breakdown of our capital expenditures by significant project is set forth below:

                                                                                       Nine Months      Twelve Months
                                                                                          Ended             Ended
                                            Years Ended March 31,                     December 31,       December 31,
                            ------------------------------------------------------  ------------------  ---------------
                            1994        1995       1996        1997        1998       1997       1998         1998
                                 (In thousands)
Business expansion....     $10,733     $3,930     $  786     $ 5,855    $10,758    $ 9,740    $ 4,033      $ 5,051
Information systems...         403      1,743      1,553       2,446      1,781      1,225        921        1,447
Maintenance...........         866        830      1,270       2,146      1,413      1,104      1,564        1,873
                          ---------  ---------  ---------  ----------  ---------  ---------  ---------  -----------
                           $12,002     $6,503     $3,609     $10,447    $13,952    $12,069    $ 6,518      $ 8,401
                          =========  =========  =========  ==========  =========  =========  =========  ===========


FORWARD-LOOKING STATEMENTS

     The statements, other than statements of historical facts, included in this prospectus are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe". We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements.

     You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. Important factors that could cause our actual results to differ materially from our expectations are discussed under "Risk Factors" and elsewhere in this prospectus. All subsequent written and oral forward-looking statements attributable to NWS, or persons acting on its behalf, are expressly qualified in their entirety by the statements in those sections.

RISK FACTORS

     You should carefully consider the following risk factors, as well as the other information contained in this prospectus, in evaluating whether or not you should participate in the exchange offer.

WE HAVE SIGNIFICANT DEBT AND WE MAY NOT BE ABLE TO MEET OUR OBLIGATIONS

     We have now and, after the exchange offer, will continue to have a significant amount of indebtedness. The following chart shows certain important information and is presented assuming we received the proceeds from the sale of the old notes and our new credit facility as of December 31, 1998:

                                                                      At December 31, 1998

Total unsubordinated debt..........................................   $ 122.4 million

Ratio of unsubordinated debt
  to total capitalization..........................................        83.5%


                                                                      For the Twelve Months
                                                                      Ended December 31, 1998

Ratio of earnings to fixed charges................................          1.3x

     Our substantial debt could have the important consequences to you as a holder of notes, including the following:

     o We may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purpose;

     o A significant portion of our cash flow from operations must be dedicated to the repayment of the indebtedness, thereby reducing the amount of cash we have available for other purposes;

     o We may be disadvantaged as compared to our competitors as a result of the significant amount of debt we now owe;

     o Our ability to adjust to changing market conditions and our ability to withstand competition may be hampered by the amount of debt we now owe. It may also make us more vulnerable in a downturned market; and

     o We may default under the financial and operating covenants contained in the agreements governing our long term debt and bank loans.


     In addition, we and our subsidiaries may be able to incur additional indebtedness in the future. Under the Indenture, our ratio of earnings to fixed charges is permitted to increase to 2.0 to 1.0 after the first anniversary of the issue date, and 2.25 to 1.0 after the second anniversary. Our new credit facility permits borrowings of up to $60.0 million. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH MAY DEPEND ON FACTORS BEYOND OUR CONTROL

     Our ability to make payments on and to refinance our indebtedness, including these notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     Because our operations are conducted through our subsidiaries, we are dependant upon the cash flow of our subsidiaries to meet our obligations, including obligations under the notes. Based on our subsidiaries' current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under our credit facility, will be adequate to meet our future liquidity needs for at least the next few years.

     We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these notes on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our credit facility and these notes, on a commercially reasonable terms or at all.

YOUR RIGHT TO RECEIVE PAYMENTS ON THESE NOTES IS JUNIOR TO OUR AND OUR GUARANTORS' EXISTING AND FUTURE SECURED INDEBTEDNESS

     These notes and the subsidiary guarantees rank behind all of our and the guarantors' existing and future secured indebtedness. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of secured debt of NWS and the guarantors will be entitled to be paid in full in cash before any payment may be made with respect to these notes or the guarantees. The obligations under our new credit facility are secured by the accounts receivable and inventory of NWS and all of the guarantors.

     In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to NWS or the guarantors, holders of the notes will participate with trade creditors and all other holders of subordinated indebtedness of NWS and the guarantors in the assets remaining after we and the guarantors have paid all of the secured debt. Holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the subsidiary guarantors may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of secured debt.

     At December 31, 1998, and after giving effect to the offering our new credit facility, these notes and the guarantees would have been effectively subordinated to approximately $12.0 million of secured debt and would have been equal in rank to approximately $300,000 of debt.

POTENTIAL FOR TAX LIABILITY

     We have elected to be treated as an S-corporation and for each of our subsidiaries to be qualified subchapter S subsidiaries or other similar pass-through entities for tax purposes. Accordingly, our shareholders are directly subject to tax on their respective proportionate shares of our and our subsidiaries' taxable income for federal and certain state income tax purposes.

     We believe that we qualify and will continue to qualify as an S-corporation and that our subsidiaries have qualified and will continue to qualify as subchapter S subsidiaries or other pass-through entities for federal and state income tax purposes. However, if this were successfully challenged, we could be required to pay federal and certain state income taxes (plus interest and possibly penalties) on our past and future taxable income. While our shareholders have agreed to indemnify us if our tax status is successfully challenged, we can give no assurance that the resulting payment of taxes, interest and penalties would not have a material adverse effect on our financial condition.

RESTRICTIONS IMPOSED ON NWS BY OUR NEW CREDIT FACILITY

     The indenture and our credit facility impose a number of significant operating and financial restrictions on us and our subsidiaries. These covenants limit our ability to, among other things:

     o borrow additional money;

     o pay dividends or make certain other or investments;

     o sell subsidiary stock;

     o enter into transactions with our affiliates;

     o participate in sale-leaseback transactions;

     o create liens;

     o establish new lines of business;

     o merge or consolidate with any other person; and

     o sell all or substantially all our assets.

In addition, the Indenture prohibits certain restrictions on distributions from our guarantors, as well as requires a guarantee from our future subsidiaries. However, the Indenture allows NWS to make quarterly tax distributions to its shareholders.

     Our credit facility contains covenants similar to those described above. In addition, the credit facility requires us to meet certain financial tests. If we are unable to pay our debts or to comply with these covenants, we would default under our existing debt agreements. If our creditors did not waive this default, the default could accelerate payments on our debt. We can not ensure you that our assets would be sufficient to repay such debt, including the exchange notes, on an accelerated basis.

You should read the discussions under the headings "Description of the Exchange Notes" and "Description of New Credit Facility and Other Indebtedness" for more information.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER WHICH MAY BE REQUIRED BY THE INDENTURE

     If a change of control occurs, we may be required to offer to repurchase all of the notes then outstanding. Our credit facility prohibits us from repurchasing any notes, with limited exceptions, and also provides that certain change of control events constitute a default. In the event a change of control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance the borrowings that contain such a prohibition. If we cannot obtain such a consent or refinance such borrowings, we would be prohibited from purchasing the notes. In such case, our failure to purchase tendered notes would constitute a default under the Indenture, which, in turn, could result in amounts old under our credit facility being declared due and payable. In the event of a change of control, there can be no assurance that we would have sufficient assets to satisfy all of its obligations under the credit facility and the notes.

FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID GUARANTEES AND REQUIRE NOTEHOLDERS TO RETURN PAYMENTS RECEIVED FROM GUARANTORS

     Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

     o received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

     o    was insolvent or rendered insolvent by reason of such incurrence; or

     o was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

     o intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

     In addition, any payment by the guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

     The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

     o the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets, or

     o if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or

     o    it could not pay its debts as they become due.

     On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of these notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

YOU MAY FIND IT DIFFICULT TO SELL YOUR NOTES

     While the old notes are presently eligible for trading in the PORTAL market of the NASD by qualified institutional buyers, there is no existing market for the exchange notes. The initial purchasers have advised us that they intend to make a market in the exchange notes following the exchange offer, but they are not obligated to do so, and any market-making may be stopped at any time without notice. We do not intend to apply for a listing of the exchange notes on any securities exchange. In addition, the liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for these notes.

DEPENDENCE ON KEY SUPPLIERS

     Although we distribute numerous suppliers' products, the majority of our revenue comes from a few major suppliers. The following table illustrates 1998 total revenue from the sales of our major suppliers' products:

                                    Percent of 1998
Supplier                            total revenue

Seagram.............................   32.6%
Fortune Brands......................   17.7
Diagco-UDV..........................    7.7
Canandaigua.........................    7.4

     We have entered into written distribution agreements with several of our principal suppliers which may be extended year by year but are terminable by the suppliers upon 30 days or 60 days written notice to us. In addition, we have informal arrangements with many of our suppliers to distribute their products by means of purchase orders without written distribution agreements. However, under the terms of written distribution agreements suppliers can transfer or terminate our distributorship rights with little notice For example, as part of our Reorganization, substantially all of our Illinois operations were transferred from NWS-Illinois to NWS-LLC. Although we have notified all of our Illinois suppliers of this transfer of operations, and while we believe that these suppliers will have no objection, we can give no assurance that they will not terminate their agreements.

     From time to time, we and other distributors pay franchise fees to suppliers in order to add key brands or enter new markets. We can give no assurance that we will not pay additional franchise fees to our key suppliers in the future, or that such fees will not be material. We can also give no assurance that future acquisitions or mergers of suppliers will not affect our relationships with our existing suppliers. For example, the acquisition or merger of one of our suppliers in Illinois, Indiana or Michigan by a supplier that has a relationship with one or more of our competitors could result in the loss of that account in one or more of our markets. Competitors in other markets could also enter our markets through acquisition of one or more distributors with the expectation that suppliers would terminate their relationship with us in order to further consolidate distributors or for other reasons. The termination of our written or informal distribution agreements or an adverse change in the terms of these distribution agreements could have a negative impact on our business.

DEPENDENCE ON KEY MANAGEMENT PERSONNEL

     Our success depends on the continued services of our senior management, particularly our Chairman, President and Chief Executive Officer, James E. LaCrosse and our Senior Vice President, Martin H. Bart. Mr. LaCrosse, Mr. Bart and other senior management personnel have long and well-established relationships with key suppliers and customers. Mr. Bart worked at Seagram for 37 years prior to joining our organization, and maintains a strong relationship with Seagram, which is our largest supplier of distilled spirits. Neither Mr. LaCrosse nor Mr. Bart has an employment agreement or non-compete agreement with NWS. The loss of the services of Mr. LaCrosse, Mr. Bart, or any other member of senior management could have a negative impact on our business. We maintain key person life insurance on Mr. LaCrosse in the amount of $9.1 million, some of which is currently pledged to support our indebtedness.

ADVERSE GOVERNMENT REGULATION IMPACTING THE ALCOHOL BASED BEVERAGE INDUSTRY

     The distribution of alcohol-based beverages is subject to extensive regulation. We are required to comply with various laws and regulations and maintain certain permits and licenses to import, warehouse, transport, distribute and sell wine and spirits. We believe that we are operating in compliance  with all  federal  and state  laws,  regulations  and  policy in all material respects. However, we can give no assurance that the various governmental regulations applicable to the alcohol-based beverage industry will not change and become more stringent. If we fail to comply with applicable governmental regulations or the conditions of our licenses or permits, our licenses and permits could be revoked or suspended.

     The distribution of alcohol-based beverages is also subject to extensive federal and state taxation. Our operations may be subject to increased taxation as compared with those of non-alcohol related businesses. In such case, we may have to raise prices on our products in order to maintain profit margins. The effect of such an increase could negatively impact our sales or profitability.

     The alcohol-based beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public
concern  over  alcohol-related   societal  problems,   including  driving  while
intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol. Illinois has established .08% or above as the blood alcohol level for driving under the influence of alcohol. Indiana and Michigan remain at
 .10%, but several other states have recently lowered the blood alcohol levels for driving under the influence of alcohol, and legislation has been introduced in the United States Congress to adopt .08% as the national standard. This federal legislation was not enacted but could be in the future. Similar measures are likely to be introduced in Indiana and Michigan in the future. There has also been discussion at the federal and state levels about restricting or prohibiting print or electronic advertising or other promotional activities, including billboard advertising and other promotions which allegedly target
youth  as  potential   consumers   of   alcohol-based   beverages.   In  certain
jurisdictions, including certain precincts in Chicago, Illinois, recent ballot initiatives have been passed which limit the sale of alcohol at specified locations or in specified areas. You should be aware that the passage of such legislation could have a material adverse effect on our business.

     In recent years, there has been growth in direct shipment by suppliers (for example: "wine-of-the-month," Internet-based or 1-800 direct ordering systems, or other direct marketing promotions or programs by wine or craft beer producers). These direct sales programs threaten the three tier regulatory structure currently in place by allowing suppliers or third party shippers to deal directly with consumers. Although many states, such as Indiana, have adopted legislation either prohibiting or more closely regulating direct shipments of alcohol-based beverages into those states, we can give no assurance that these direct marketing programs will not result in reduced purchases by our customers.

     The alcohol-based beverage industry also faces the possibility of class action or other similar litigation alleging that the continued excessive use or abuse of alcohol-based beverages has caused death or serious health problems. It is also possible that federal or state governments could assert that the use of alcohol-based beverages has significantly increased that portion of health care costs paid for by the government. Litigation or assertions of this type have adversely affected companies in the tobacco industry. Although we bottle and blend our own private-label spirits for resale, we are not generally engaged in the manufacture of alcohol-based beverages. It is possible, however, that our suppliers could be named in litigation of this type which could have a material adverse effect on their business and, in turn, could also have a material adverse effect on our business.

EXPOSURE TO REGIONAL ECONOMIC CONDITIONS

     Our business is conducted primarily in the states of Indiana, Illinois, Michigan and Kentucky, and we are accordingly affected by the general economic conditions in these states. We cannot assure you these states will not experience economic downturns in the future which could have a material adverse effect on our business. Economic downturns in the region could also have a negative effect the industry trend toward sales of higher priced brands, which has materially benefitted the industry in recent years.

COMPETITION IN THE ALCOHOL BASED BEVERAGE DISTRIBUTION INDUSTRY

     The wine and spirits wholesale distribution industry is highly competitive. Some of our competitors have greater financial and other resources. For example, one of the larger distributors in the United States has joined with another distributor to purchase a controlling interest in our principal competitor in Indiana. You should be aware that entry into Indiana by this competitor may have a negative impact on adversely affect our relationship with our suppliers or our Indiana market share. We can also give no assurance that we will be able to compete successfully against current and future sources of competition. You should read the discussion under the heading "Business -- Competition" for additional information.

VOLATILITY CAUSED BY SEASONAL VARIATIONS

     Our quarterly results are subject to the changing seasons. Because consumption of alcohol-based beverages increases during the last quarter of the calendar year, particularly during the Christmas season, our revenues tend to be substantially higher during our fiscal third quarter and lower during our fiscal fourth quarter, when we routinely experience operating losses. We also experience seasonally high working capital requirements and indebtedness in our third quarter. You should read the discussions under the headings "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Quarterly Results; Seasonality" and "-- Liquidity and Capital Resources" for additional information.

CONTROLLING STOCKHOLDER

     Mr. LaCrosse, the Chairman, President and Chief Executive Officer of NWS, owns approximately 83% of NWS' voting common stock. As a result, Mr. LaCrosse is able to:

     o    elect our Board of Directors;

     o    approve or disapprove other matters  requiring  stockholder  approval;
          and

     o    exercise control over our policies and management.

     NWS and Mr. LaCrosse intend to nominate and elect up to four independent directors to our Board of Directors prior to July 31, 1999. However, you should be aware that Mr. LaCrosse's interests as our controlling equity stock holder may differ from your interests.

RELATIONS WITH OUR UNIONIZED WORK FORCE

     As of December 31, 1998, 32.7% of our non-supervisory work force was covered under collective bargaining agreements, and that number could increase in the future. Although we believe that our relations with the unions are generally good, you should be aware that a prolonged work stoppage or strike by our unionized employees would cause a significant disruption of operations and higher labor costs.

POTENTIAL ADVERSE IMPACT RELATED TO YEAR 2000 ISSUES

     Many computer systems and other equipment with embedded chips or processors use only two digits to represent the year and, as a result, they may be unable to process accurately certain data before, during or after the year 2000. As a result, business and governmental entities are at risk for possible miscalculations or system failures causing disruptions in their operations. This is commonly known as the Year 2000 issue and can arise at any point in our supply, processing, distribution and financial chains.

     We are currently assessing our exposure to potential Year 2000 issues. Although we have not completed our assessment and remediation of our information technology (IT) and non-IT systems, we do not expect, based on the limited information now available, that Year 2000 issues will have a material adverse effect on our business. We are also surveying our key customers and suppliers regarding their preparation for the Year 2000. Although we are not presently aware of any significant customer or supplier with a Year 2000 issue that would materially impact our operations, we have no means of ensuring that our customers or suppliers will be Year 2000 ready. Our failure to properly assess, remediate and plan for potential Year 2000 problems could result in disruptions of our normal business operations.

     Due to the general uncertainty inherent in the Year 2000 issue, resulting in part from the uncertainty of the Year 2000 readiness of our third-party suppliers and customers, the consequences of Year 2000 failures could have a material impact on our business. You should read the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations --Year 2000" for more information.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

     At the same time we issued the old notes, we agreed to file a registration statement regarding the exchange of the old notes for notes with terms identical in all material respects and to use our reasonable best efforts to cause that registration statement to become effective with the SEC.

     In the event that applicable interpretations of the staff of the SEC do not permit NWS to conduct the exchange offer, or if any holders of the old notes notify NWS that they are not eligible to participate in, or would not receive freely tradable exchange notes in exchange for tendered old notes in, the exchange offer, NWS will use its best efforts to cause to become effective a shelf registration statement with respect to the resale of the old notes. NWS also agreed to use its best efforts to keep the shelf registration statement effective at least two years after its date of effectiveness.

Terms of the Exchange Offer

     NWS is offering to exchange up to $110,000,000 total principal amount of exchange notes for $110,000,000 of old notes. The old notes must be tendered properly on or before 5:00 p.m. New York City time on ____________, 1999.

     The exchange offer is not conditioned upon holders tendering minimum principal amount of old notes. As of the date of this prospectus, $110,000,000 aggregate principal amount of exchange notes are old. The old notes may be tendered only in integral multiples of $1,000.

     Holders of the old notes do not have any appraisal or dissenters' rights in the exchange offer. If holders do not tender old notes or tender old notes that NWS does not accept, their old notes will remain old. Any old notes will be entitled to the benefits of the Indenture but will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

     After the expiration date, NWS will return to the holder any tendered old notes that NWS did not accept for exchange.

     Holders exchanging old notes will not have to pay brokerage commissions or fees or transfer taxes if they follow the instructions in the letter of transmittal. NWS will pay the charges and expenses, other than certain taxes described below, in the exchange offer. See "-- Fees and Expenses" for further information regarding fees and expenses.

     Neither NWS nor the board of directors of NWS recommends you to tender or not tender old notes in the exchange offer. In addition, NWS has not authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if so, the aggregate amount of old notes to tender.

Expiration Date; Extensions; Amendments

     The expiration date is 5:00 p.m., New York City time, on __________, 1999 unless we extend the exchange offer.

     NWS has the right, in accordance with applicable law, at any time to:

          o    delay the acceptance of the old notes;

          o terminate the exchange offer if NWS determines that any of the conditions to the exchange offer have not occurred or have not been satisfied;

          o extend the expiration date of the exchange offer and keep all old notes tendered other than those notes properly withdrawn; and

          o    waive any condition or amend the terms of the exchange offer.

     If NWS materially changes the exchange offer, or if NWS waives a material condition of the exchange offer, NWS will promptly distribute a prospectus supplement to the holders of the old notes disclosing the change or waiver. NWS will also extend the exchange offer as required by Rule l4e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     If NWS exercises any of the rights listed above, it will promptly give oral or written notice of the action to the exchange agent and will issue a release to an appropriate news agency. In the case of an extension, an announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Interest on Exchange Notes

     The exchange notes will bear interest at a rate of 10.125% per annum, payable semi-annually, on January 15 and July 15 of each year, commencing July 15, 1999. Holders of exchange notes will receive interest on July 15, 1999 from the date of initial issuance of the exchange notes, plus any accrued interest. Interest on the old notes accepted for exchange will cease to accrue upon issuance of the exchange notes.

Acceptance for Exchange and Issuance of Exchange Notes

     NWS will issue to the exchange agent exchange notes for old notes tendered and accepted and not withdrawn promptly after the expiration date. The exchange agent might not deliver the exchange notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents.

     NWS will be deemed to have exchanged old notes validly tendered and not withdrawn when NWS gives oral or written notice to the exchange agent of their acceptance. The exchange agent is an agent for NWS for receiving tenders of old notes, letters of transmittal and related documents. The exchange agent is also an agent for tendering holders for receiving old notes, letters of transmittal and related documents and transmitting exchange notes to validly tendering holders. If for any reason, NWS (1) delays the acceptance or exchange of any old notes (2) extends the exchange offer; or (3) is unable to accept or exchange notes, then the exchange agent may, on behalf of NWS and subject to Rule 14e-1(c) under the Exchange Act, retain tendered notes. exchange notes retained by the exchange agent may not be withdrawn, except according to the withdrawal procedures outlined in the section entitled "--Withdrawal Rights" below.

     In tendering old notes, you must warrant in the letter of transmittal or in an agent's message (described below) the following:

     o you have full power and authority to tender, exchange, sell, assign and transfer old notes,

     o NWS will acquire good, marketable and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and other encumbrances, and

     o the old notes tendered for exchange are not subject to any adverse claims or proxies. You also must warrant and agree that you will, upon request, execute and deliver any additional documents requested by NWS or the exchange agent to complete the exchange, sale, assignment, and transfer of the old notes.

Procedures for Tendering Old Notes

     Valid Tender

     Only a holder of exchange notes (or, in the case of global exchange notes held by DTC, a DTC participant listed in an official DTC proxy) may tender such exchange notes in the exchange offer. To tender in the exchange offer, a holder or DTC participant must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal and mail or otherwise deliver such letter of transmittal or such facsimile, together with the exchange notes and any other required documents, to the exchange agent so as to be received by the exchange agent at the address set forth below prior to 5:00 p.m., New York City time, on _________, 1999. Delivery of the exchange notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

     By executing the letter of transmittal, each holder or DTC participant will make to NWS and the guarantors the representation set forth below in the second paragraph under the heading "-- Resales of Exchange Notes."

     The tender by a holder or DTC participant and the acceptance thereof by NWS will constitute an agreement between such holder or DTC participant and NWS in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

     The method of delivery of notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holder or DTC participant. Instead of delivery by mail, it is recommended that holders and DTC participants use an overnight or hand delivery service, in all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or notes should be sent to NWS. Beneficial owners may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such beneficial owners.

     Any beneficial owner whose exchange notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contract such nominee promptly and instruct such nominee to tender on such beneficial owner's behalf. Such instructions should be given in sufficient time to ensure that the nominee will be able to take the necessary steps to tender such exchange notes before the expiration date.

     Signature Guarantees

     Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined later in this paragraph) unless the exchange notes tendered pursuant thereto are tendered:

     o by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal or

     o    for the account of an eligible institution.

In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

     In the letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by NWS, evidence satisfactory to NWS of their authority to so act must be submitted with the letter of transmittal.

     Book-Entry Transfer; ATOP

     NWS understands that the exchange agent will make a request promptly after the date of this prospectus to establish an account with respect to the exchange notes at DTC for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in DTC may make book-entry delivery of the exchange notes by causing DTC to transfer such exchange notes into the exchange agent's account with respect to the exchange notes in accordance with DTC's procedures for such transfer.

     The exchange agent and DTC have confirmed that the exchange offer is eligible for the Book-Entry Facility Automated Tender Offer Program ("ATOP"). Accordingly, DTC participants listed on an official DTC proxy may electronically transmit their acceptance of the exchange offer by causing DTC to transfer exchange notes to the exchange agent in accordance with DTC's ATOP procedures for transfer. DTC will then send an agent's message to the exchange agent.

     The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgement from the participant in DTC tendering exchange notes which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by terms of the letter of transmittal and that NWS and the guarantors may enforce such agreement against the participant In the case of an agent's message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent which states that DTC has received an express acknowledgement from the participant in DTC tendering exchange notes that such participant has received and agrees to be bound by the Notice of Guaranteed Delivery.

     Each DTC participant transmitting an acceptance of the exchange offer through the ATOP procedures will be deemed to have agreed to be bound by the terms of the letter of transmittal.

     Guaranteed Delivery

     If a holder wants to tender old notes in the exchange offer and (1) the certificates for the old notes are not immediately available or all required documents are unlikely to reach the exchange agent on or before the expiration date, or (2) a book-entry transfer cannot be completed in time, the old notes may be tendered if the holder complies with the following guaranteed delivery procedures:

     o    the tender is made by or through an eligible institution;

     o prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed Notice of Guaranteed Delivery setting forth the name and address of the holder, the certificate number(s) of such exchange notes and the principal amount of exchange notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal (or facsimile thereof), together with the certificate(s) representing the exchange notes (or a confirmation of book-entry transfer of such exchange notes into the exchange agent's account at
          DTC) and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

     o such properly completed and executed letter of transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered exchange notes in proper form for transfer (or a confirmation of book-entry transfer of such exchange notes into the exchange agent's account at DTC) and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

     NWS' acceptance of properly tendered old notes is a binding agreement between the tendering holder and NWS upon the terms and subject to the conditions of the exchange offer.

Determination of Validity

     NWS will resolve all questions regarding the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered old notes. NWS' resolution of these questions as well as NWS' interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) is final and binding on all parties. A tender of old notes is invalid until all irregularities have been cured or waived. Neither NWS, any affiliates or assigns of NWS, the exchange agent nor any other person is under any obligation to give notice of any irregularities in tenders nor will they be liable for failing to give any such notice. NWS reserves the absolute right, in its sole and absolute discretion, to reject any tenders determined to be in improper form or unlawful. NWS also reserves the absolute right to waive any of the conditions of the exchange offer or any condition or irregularity in the tender of old notes by any holder. NWS need not waive similar conditions or irregularities in the case of other holders.

     If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate that capacity when signing. In addition, unless waived by NWS, the person must submit proper evidence satisfactory to NWS, in its sole discretion, of his or her authority to so act.

     A beneficial owner of old notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian should contact that entity promptly if the holder wants to participate in the exchange offer.

Resales of Exchange Notes

     Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, NWS believes that exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any owner of such exchange notes (other than any such owner which is an "affiliate" of NWS within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such owner's business and such owner does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of such exchange notes. Any owner of exchange notes who tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of the exchange notes may not rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (April 13, 1988) and Morgan Stanley & Co., Incorporated (June 5, 1991) or similar no-action letters but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K under the Securities Act. Each broker-dealer that receives exchange notes for its own broker-dealer as a result of market-making activities or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

     By tendering in the exchange offer, each holder (or DTC participant, in the case of tenders of interests in the global exchange notes held by DTC) will represent to NWS and the guarantors that, among other things,

     o the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the registered holder or DTC participant,

     o neither the holder or DTC participant nor any such other person has an arrangement or understanding with any person to participate in the distribution of such exchange notes and

     o the holder or DTC participant and such other person acknowledge that if they participate in the exchange offer for the purpose of distributing the exchange notes (a) they must, in the absence of an exemption therefrom, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes and cannot rely on the no-action letters referenced above and (b) failure to comply with such requirements in such instance could result in such holder or DTC participant or such other person incurring liability under the Securities Act for which such holder or DTC participant or such other person is not indemnified by NWS or any guarantor.

Further, by tendering in the exchange offer, each holder or DTC participant and such other person that may be deemed an "affiliate" (as defined under Rule 405 of the Securities Act) of NWS will represent to NWS and the guarantors that such holder or DTC participant and such other person understand and acknowledge that the exchange notes may not be offered for resale, resold or otherwise transferred by that holder or DTC participant or such other person without registration under the Securities Act or an exemption therefrom.

Withdrawal Rights

     You can withdraw tenders of old notes at any time on or before the expiration date.

     For a withdrawal to be effective, you must deliver a written, telegraphic, telex or facsimile transmission of a Notice of Withdrawal to the exchange agent on or before the expiration date. The Notice of Withdrawal must specify the name of the person tendering the old notes to be withdrawn, the total principal amount of old notes withdrawn, and the name of the registered holder of the old notes if different from the person tendering the old notes. If you delivered old notes to the exchange agent, you must submit the serial numbers of the old notes to be withdrawn and the signature on the Notice of Withdrawal must be guaranteed by an eligible institution, except in the case of old notes tendered for the account of an eligible institution. If you tendered old notes as a book-entry transfer, the Notice of Withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of old notes and you must deliver the Notice of Withdrawal to the exchange agent by written, telegraphic, telex or facsimile transmission. You may not rescind withdrawals of tender. Old notes properly withdrawn may again be tendered at any time on or before the expiration date.

     We will determine all questions regarding the validity, form and eligibility of withdrawal notices. Our determination will be final and binding on all parties. Neither NWS, any affiliate or assign of NWS, the exchange agent nor any other person is under any obligation to give notice of any irregularities in any Notice of Withdrawal, nor will they be liable for failing to give any such notice. Withdrawn old notes will be returned to the holder after withdrawal.

Conditions to the Exchange Offer

     NWS need not exchange any old notes, may terminate the exchange offer or may waive any conditions to the exchange offer or amend the exchange offer, if any of the following conditions have occurred:

     o the Staff of the SEC no longer allows the exchange notes to be offered for resale, resold and otherwise transferred by certain holders without compliance with the registration and prospectus delivery provisions of the Securities Act; or

     o a governmental body passes any law, statute, rule or regulation which, in NWS' opinion, prohibits or prevents the exchange offer; or

     o    the  SEC  or any  state  securities  authority  issues  a  stop  order suspending the effectiveness of the registration statement or initiates or threatens to initiate a proceeding to suspend the effectiveness of the registration statement; or

     o NWS is unable to obtain any governmental approval that NWS believes is necessary to complete the exchange offer.

     If NWS reasonably believes that any of the above conditions has occurred, it may (1) terminate the exchange offer, whether or not any old notes have been accepted for exchange, (2) waive any condition to the exchange offer or (3) amend the terms of the exchange offer in any respect. If NWS' waiver or amendment materially changes the exchange offer, NWS will promptly disclose the waiver or amendment through a prospectus supplement, distributed to the registered holders of the old notes. The prospectus supplement also will extend the exchange offer as required by Rule 14e-1 of the Exchange Act.

Exchange Agent

     NWS appointed Norwest Bank Minnesota, N. A. as exchange agent for the exchange offer. holders should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notice of Guaranteed Delivery to the exchange agent addressed as follows:

By Registered, Certified Mail,
Hand or Overnight Delivery:               Confirm By Telephone:        Facsimile Transmissions:

Norwest Bank Minnesota, N.A.              (612) 667-9764               (612) 667-9825
Corporate Trust                                                        Attention:  Corporate
Northwest Center                                                                   Trust Services
6th & Marquette
Minneapolis, Minnesota 55479
Attention: Corporate Trust
           Services

     If you deliver letters of transmittal and any other required documents to an address or facsimile number other than those listed above, your tender is invalid.

Fees and Expenses

     NWS will pay all costs incidental to the exchange offer including the reasonable and customary fees of the exchange agent for its services and reasonable out-of-pocket expenses. NWS will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for sending copies of this prospectus and related documents to holders of old notes, and in handling or tendering for their customers.

     NWS will pay the transfer taxes for the exchange of the old notes in the exchange offer. If, however, exchange notes are delivered to or issued in the name of a person other than the registered holder, or if a transfer tax is imposed for any reason other than for the exchange of old notes in the exchange offer, then the tendering holder will pay the transfer taxes. If a tendering holder does not submit satisfactory evidence of payment of taxes or exemption from taxes with the letter of transmittal, the taxes will be billed directly to the tendering holder.

     NWS will not make any payment to brokers, dealers or other nominees soliciting acceptances in the exchange offer.

Accounting Treatment

     The exchange notes will be recorded at the same carrying value as the old notes. Accordingly, NWS will not recognize any gain or loss for accounting purposes. NWS intends to amortize the expenses of the exchange offer and issuance of the old notes over the term of the exchange notes.

REORGANIZATION OF THE COMPANY

     Historically, NWS' operations in Indiana, Michigan and Illinois have been conducted through wholly-owned subsidiaries for Indiana ("NWS-Indiana") and Michigan ("NWS-Michigan") and through an affiliate for Illinois ("NWS-Illinois"). Prior to the reorganization, James E. LaCrosse (or a trust for the benefit of his family) and Norma M. Johnston owned substantially all of the voting and non-voting shares of common stock of NWS-Indiana and, together with Martin H. Bart, owned all of the voting and non-voting shares of common stock of NWS-Illinois.

     In December, 1998, a reorganization took place which created a new holding company ("NWS") into which all of the shares of capital stock in NWS-Indiana and NWS-Illinois owned by Mr. LaCrosse (or a trust for the benefit of his family) or Mrs. Johnston were contributed in exchange for shares of NWS. In addition, NWS-Indiana subsequently distributed all of its shares in NWS-Michigan to NWS. Finally, a new limited liability company subsidiary of NWS-Illinois was created into which substantially all of NWS' Illinois operations were transferred ("NWS-LLC"). Currently, NWS-LLC is owned 75% by NWS-Illinois and 25% by Mr. Bart. Allocations of profits and losses are different (currently 96% for NWS-Illinois and 4% for Mr. Bart) given the capital investment disparity between NWS-Illinois and Mr. Bart. The profit and loss allocations would be subject to change in the future depending on the relative capital accounts of the members, which in turn would affect the amount of Mr. Bart's minority interest reflected in NWS' financial statements. NWS is substantially wholly-owned by Mr. LaCrosse (or a trust for the benefit of his family) and Mrs. Johnston. Each of NWS-Indiana, NWS-Illinois, NWS-Michigan and NWS-LLC is a guarantor of the notes.

     The primary purpose of the reorganization was to establish a holding company structure for NWS-Indiana and all of its significant affiliated companies. The reorganization was accounted for as a combination of entities under common control, similar to a pooling-of-interest. As such, the NWS financial statements have been presented to reflect this accounting treatment.


USE OF PROCEEDS

     The exchange offer will not generate cash proceeds for NWS. NWS used the net proceeds from the sale of the old notes to repay NWS' existing credit facility, a $15.0 million short-term bank facility, of which $7.5 million was outstanding as of December 31, 1998, and certain other outstanding indebtedness of NWS. The existing credit facility was used to fund accounts receivable, inventories, capital expenditures and acquisitions.

CAPITALIZATION

     The table set forth below reflects as of December 31, 1998 (i) our actual, and (ii) our capitalization as adjusted to give effect to the offering, the application of the estimated net proceeds from the offering and the new credit facility. This table should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus.

     Of the $32.6 million of unsubordinated indebtedness as of December 31, 1998, $7.5 million had been borrowed under a credit facility which was repaid in full with the proceeds of the January, 1999 offering. The $32.6 million also included term debt with prepayment penalties of $0.2 million. This amount, together with unamortized deferred financing costs of approximately $0.3 million, was recorded as a loss on extinguishment of debt at the time of repayment.

     Total borrowings of up to $60.0 million are available on a revolving basis under our new credit facility. See "Description of New Credit Facility and Other Indebtedness." Undrawn amounts will be available for working capital and general corporate purposes. Our actual borrowings at the closing of the exchange offer will depend on our seasonal working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --Liquidity and Capital Resources."

     Subordinated indebtedness includes a subordinated note payable to a former employee in the amount of $350,000, and a $600,000 note payable to a former stockholder pursuant to a five-year non-compete agreement and does not include any obligations under notes due stockholders, $1.8 million of which were converted into equity prior to December 31, 1998. See "Certain Transactions."

                                                        As of December 31, 1998
                                                        -------------------------
                                                        Actual        As Adjusted
                                                              (In thousands)
Cash...............................................     $   3,217      $     100
                                                        =========      =========
Total debt:
   Existing Credit Facility........................     $  87,390      $      --
   Other existing unsubordinated indebtedness......        32,605            296
   New Credit Facility ............................            --         12,092
   Notes...........................................            --        110,000
   Subordinated indebtedness.......................           950            950
                                                        ---------      ---------
      Total debt ..................................       120,945        123,338
Stockholders' equity...............................        25,119         23,160
                                                        =========      =========
Total capitalization...............................     $ 146,064      $ 146,498
                                                        =========      =========

     The adjustments to stockholders' equity are shown in the table below (in thousands):

Stockholders' equity at December 31, 1998...............................   $   25,119
Dividends paid prior to the initial offering............................       (1,800)
Stockholder contributions made prior to the initial offering............          300
Unamortized deferred financing costs written off........................         (279)
Prepayment penalties....................................................         (180)
                                                                           ------------

Stockholders' equity at December 31, 1998, as adjusted..................   $   23,160
                                                                           ------------



SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following summary historical financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere herein. The pro forma income statement data and other data for the twelve months ended December 31, 1998 give effect to the initial offering and the new credit facility as if they had occurred at the beginning of the period presented.

     Distribution fees include our per case distribution fee for cases of spirits delivered in and on behalf of the State of Michigan. We do not take title to or finance any inventory in Michigan. Please also note that we have elected "S" corporation status under the Internal Revenue Code and consequently, we do not incur liability for federal and certain state income taxes.

     The following will also assist in the review of the following financial information:

o For purposes of calculating earnings to fixed charges, earnings consist of net income plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium relating to Indebtedness and the portion of rental expense on operating leases which we estimate to be representative of the interest factor attributable to rental expense.
     For 1994, earnings were inadequate to cover fixed charges by $1,281,000.

o For pro forma interest expense, the effective interest rate on new credit facility is assumed to be 7.75%. Pro forma interest expense has been reduced by $454,000 which represents interest expense on the shareholder notes payable which will be set off against the interest income on the shareholder notes receivable pursuant to the amended terms of the shareholder notes.

o Net debt represents total debt less cash. Our indebtedness fluctuates with our seasonal working capital requirements.

                                                                                                    Nine Months          Twelve
                                                                                                       Ended             Months
                                                 Years Ended March 31,                             December 31,          Ended
                                                                                                                         December
                                                                                                                            31,
                             -------------------------------------------------------------   --------------------------  -----------
                                1994         1995         1996        1997         1998         1997           1998         1998
                                                   (Dollars and cases in thousands, except per case amount)

Statement of Income Data:
   Net product sales.......  $ 396,360    $ 427,218    $ 443,257    $ 488,071    $ 505,141   $ 401,927      $ 423,367    $ 526,581
   Distribution fees ......         --           --           --        2,729       16,270      13,121         14,010       17,159
                             -----------  -----------  -----------  ----------   ---------   ------------   -----------  -----------
   Total revenue...........    396,360      427,218      443,257      490,800      521,411     415,048        437,377      543,740
   Cost of products sold...    330,698      354,478      364,792      402,072      411,734     329,566        346,516      428,684
                             -----------  -----------  -----------  ----------   ---------   ------------   -----------  -----------
   Gross profit............     65,662       72,740       78,465       88,728      109,677      85,482         90,861      115,056
   Selling, general and
      administrative
      expenses.............     62,884       64,431       68,925       80,299       99,118      75,044         78,690      102,764
                             -----------  -----------  -----------  ----------   ---------   ------------   -----------  -----------
   Income from operations..      2,778        8,309        9,540        8,429       10,559      10,438         12,171       12,292
   Interest expense........     (4,907)      (7,341)      (7,935)      (8,486)      (9,672)     (7,325)        (8,018)     (10,365)
   Gain on sale of assets..        176           89          172           41        4,139       4,225             97           11
   Other income............        672        1,122        1,247        1,619        2,085         938          1,336        2,483
                             -----------  -----------  -----------  ----------   ---------   ------------   -----------  -----------
   Net income (loss) ......  $  (1,281)   $   2,179    $   3,024    $   1,603    $   7,111   $   8,276      $   5,586    $   4,421
                             ===========  ===========  ===========  ==========   =========   ============   ===========  ===========

Other Financial Data:
   EBITDA (1)..............  $   6,578    $  12,870    $  14,442    $  14,186    $  17,674   $  15,490      $  18,245    $  20,429
   EBITDA margin...........        1.7%         3.0%         3.3%         2.9%        3.4%         3.7%           4.2%         3.8%
   Cash  provided (used) by
      operating activities.  $  (7,111)   $   5,940    $  (6,727)   $   6,939    $   9,783   $ (14,931)     $  (6,643)   $ (18,071)
   Cash used by investing
      activities..........     (15,876)      (7,424)      (5,077)      (9,937)      (9,908)    (11,003)       (14,972)     (13,877)
   Cash provided (used) by
      financing activities      21,946        1,729       11,789        4,918       (1,900)     24,463         23,462       (2,901)
   Depreciation and              3,800        4,561        4,902        5,757        7,115       5,052          6,074        8,137
      amortization.........
   Capital expenditures (2)     12,002        6,503        3,609       10,447       13,952      12,069          6,518        8,401
   Ratio of earnings to
      fixed charges........        N/A         1.3x         1.4x         1.2x         1.6x        2.0x           1.6x         1.4x

Operating Statistics:
   Product Sales Operations
   Cases shipped (spirits
      and wine)............        N/A        6,006        6,109        6,099        6,343       5,039          5,035        6,339
   Net product price per
      case.................        N/A    $   61.07    $   62.87    $   69.95    $   72.86   $   73.23      $   74.62    $   73.96
   Gross profit margin.....       16.6%        17.0%        17.7%        17.6%        18.5%       18.0%          18.2%        18.6%
   Fee Operations
   Cases shipped (spirits).         --           --           --          396        2,545       1,990          2,124        2,679
   Distribution fee per case        --           --           --    $    6.50    $    6.50   $    6.50      $    6.50    $    6.50

Pro Forma Information:
   Adjusted EBITDA (1).....         --           --           --           --           --          --             --       21,322
   Interest expense........         --           --           --           --           --          --             --       11,299
   Adjusted EBITDA/Interest
      Expense..............         --           --           --           --           --          --             --         1.9x
   Net Debt/Adjusted
      EBITDA...............         --           --           --           --           --          --             --         5.8x


                                                 As of March 31,                              As of December 31,
                            -----------------------------------------------------------   ----------------------------
Balance Sheet Data:             1994       1995      1996        1997         1998             1997          1998
                                 (In thousands)
   Cash....................  $  1,244    $  1,489   $  1,475      $  3,395    $  1,370       $  2,924       $  3,217
   Total assets............   120,824     122,189    143,316       160,366     169,102        188,383        202,136
   Total debt..............    70,373      71,072     86,908        99,545     102,434        126,504        120,945
   Stockholders' equity....    12,909      15,363     14,209        10,470      14,582         17,253         25,119

NOTES TO SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     (1) EBITDA is defined as income from operations plus depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus non-cash LIFO charges plus start-up expenses (includes organizational costs, brand registration costs, temporary employee costs, and costs for temporary warehouse facilities and special product delivery costs for the Michigan operations and all U.S. Beverage costs net of U.S. Beverage revenues through fiscal 1998), as follows:

                                                                                       Nine Months        Twelve Months
                                                                                          Ended           Ended December
                                          Years Ended March 31,                       December 31,           31, 1998
                          -------------------------------------------------------   ----------------     ----------------
                              1994       1995        1996       1997       1998         1997      1998
                                 (In thousands)
EBITDA...................    $ 6,578    $ 12,870   $ 14,442   $ 14,186   $ 17,674    $ 15,490    $18,245   $ 20,429
LIFO charge..............         65         145        545      1,455        570         429        605        746
Start-up expenses........        992          --         --      1,157      3,320       3,163         --        157
                          -----------  ----------  ---------  ---------  ---------  ----------  ---------  -----------
   Adjusted EBITDA.......    $ 7,635    $ 13,015   $ 14,987   $ 16,798   $ 21,564    $ 19,082    $18,850   $ 21,332
                          ===========  ==========  =========  =========  =========  ==========  =========  ===========
Adjusted cash provided
      (used) by
      operating
      activities ......      $(6,054)   $  6,085   $ (6,182)  $  9,551   $ 13,673    $(11,339)   $(6,038)  $(17,168)
                          ===========  ==========  =========  =========  =========  ==========  =========  ===========


         EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of debt service capability. Adjusted EBITDA is presented because management believes it may assist in evaluating our ability to service our Indebtedness, including the exchange notes. In particular, by March 31, 1998, we had incurred substantially all start-up expenses associated with our operations in Michigan and our U.S. Beverage operations. Management does not expect any start-up expenses in the future regarding our Michigan or U.S. Beverage operations. EBITDA and Adjusted EBITDA are not intended to represent cash flows for the periods presented, nor have they been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance and cash flow prepared in accordance with generally accepted accounting principles. The EBITDA and Adjusted EBITDA information selected above may not be comparable to similarly titled measures used by other companies.

(2) The breakdown of capital expenditures for NWS by significant project is set forth below:

                                                                                     Nine Months       Twelve Months
                                                                                        Ended         Ended December
                                            Years Ended March 31,                    December 31,           31,
                              ---------------------------------------------------  -----------------  ----------------
                               1994       1995      1996       1997       1998       1997       1998        1998
                                 (In thousands)
Business expansion........    $10,733    $3,930    $   786   $  5,855   $ 10,758   $  9,740    $ 4,033   $   5,051
Information systems.......        403     1,743      1,553      2,446      1,781      1,225        921       1,447
Maintenance...............        866       830      1,270      2,146      1,413      1,104      1,564       1,873
                              --------   -------  ---------  ---------  ---------  ---------  ---------  ------------
                              $12,002    $6,503    $ 3,609   $ 10,447   $ 13,952   $ 12,069    $ 6,518   $   8,401
                              ========   =======  =========  =========  =========  =========  =========  ============


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Consolidated Financial and Other Data" and NWS' historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Unless otherwise indicated, all references to years are to NWS' fiscal year ended March 31.

Overview

     NWS is one of the largest distributors of wine and spirits in the United States. Substantially all of NWS' current operations are in Illinois, Indiana and Michigan. NWS' reported revenues include net product sales in Indiana and Illinois, and distribution fees in Michigan. In Indiana and Illinois, NWS' net product sales are comprised of sales to retail customers of wine and spirits products and, to a much lesser extent, beer, water and other related products. NWS purchases these products from suppliers and resells them to customers at more than 24,000 retail locations in Indiana and Illinois through NWS' approximately 600 person sales organization. In Michigan, which privatized certain aspects of the wholesale distribution of spirits in 1997, NWS serves as an "authorized distribution agent" for the state and collects a flat $6.50 per case delivery fee set by the state and paid by suppliers for each case of spirits delivered to approximately 12,000 locations throughout Michigan. NWS does not take title to or finance any inventory in Michigan and operates with a relatively small sales force.

     For 1998, net product sales in Indiana and Illinois were $505.1 million compared to $488.1 million in 1997. Distribution fees for 1998, which was NWS' first full year of operations in Michigan, were $16.3 million compared to $2.7 million during 1997. For purposes of illustrating the scale of NWS' operations in Michigan, the total wholesale prices of products delivered by NWS in Michigan in 1997 and 1998 were $42.9 million and $280.5 million, respectively, based on the fixed wholesale prices of the spirits delivered by NWS. NWS' gross profit includes the gross margin on product sales in Indiana and Illinois and 100% of NWS' distribution fees in Michigan since NWS does not take title to inventory in Michigan. NWS' selling, general and administrative expenses reflect administrative expenses and the costs of logistics and warehousing in all markets, and selling expenses that relate almost exclusively to product sales in Illinois, Indiana or through U.S. Beverage.

     During 1997 and 1998, selling, general and administrative expenses included certain start-up expenses related to NWS' new operations in Michigan and its specialty and craft beer marketing business (U.S. Beverage). Management believes that these start-up expenses are one-time costs directly related to the commencement of these business operations that will not impact operating performance or cash flow on an ongoing basis. NWS anticipates no additional start-up costs in Michigan and expects that business to be solidly profitable for the first time in 1999. Management believes U.S. Beverage should achieve operating profitability in 2000 as a result of the addition of exclusive U.S. distribution rights to the Hooper's Hooch flavored malt beverage acquired in September, 1998 from Bass, PLC. See "Prospectus Summary -- Recent Developments."

     With the inclusion of NWS' distribution fees in Michigan, comparisons of consolidated sales, gross profit and selling, general and administrative expenses between years are difficult. For example, because 100% of the distribution fees are included in gross profit, increases in distribution fees as a percentage of total sales tend to increase overall gross margin. By contrast, logistical and warehousing expenses are a far higher percentage of distribution fee business in Michigan than they are of the product sales in Illinois and Indiana so that increases in the distribution fee business have increased selling, general and administrative expenses as a percentage of revenue and decreased operating margins. Now that NWS' business in Michigan has completed its start-up phase and fee revenue is becoming more consistent as a percentage of total revenue, there should be less impact on period to period margin comparisons in the future. NWS has been able to expand its business through distribution fees in Michigan without the need for corresponding growth in, or financing of, working capital and sales force.

     NWS' results of operations are typically highly seasonal as the result of a number of factors, particularly the Christmas season. The third quarter ending December 31, for example, represents the largest portion of NWS' annual net income. The fourth quarter is usually not profitable, and the first and second quarters are typically marginally profitable or slightly unprofitable after interest expense. NWS' accounts receivable balance at December 31, is historically between $50.0 and $60.0 million, due largely to seasonality.

     NWS announced an average $3.65 per case across-the-board price increase on all spirits in Indiana to become effective January 1, 1999 for the products of most suppliers, and February 1, 1999 for the balance of spirits suppliers. This increase caused retail customers to purchase additional case volume in December, 1998 before the increase took effect; therefore, NWS shipped more volume in December, 1998 relative to previous years, with potential reductions in volume in the quarter ending March 31, 1999. NWS' single spirits competitor in Indiana, Olinger Distributing, followed by announcing its own set of across-the-board price increases. The last across-the-board price increase announced by NWS was in 1995 and was effective. Although there can be no assurance, NWS believes this price increase will also be effective in the marketplace. If and to the extent the increase is effective, management believes that it will have a positive effect on the financial performance of NWS' Indiana operation. NWS sold approximately 1.5 million cases of spirits in Indiana in fiscal 1998. Assuming constant volume, management believes that the across-the-board price increase would have generated an estimated $5.5 million of additional revenues in fiscal 1998, a significant portion of which would represent an improvement in gross margin. Management believes that there will be no material incremental operating expenses associated with these revenues. See "Prospectus -- Recent Developments -- Indiana Price Increase."

Results of Operations

     The following table includes information regarding total cases shipped by NWS in 1996, 1997, 1998 and for the nine months ended December 31, 1997 compared with the nine months ended December 31, 1998:

                                                                                                     Nine Months Ended
                                                        Years ended March 31,                          December 31,
                                          --------------------------------------------------  --------------------------------
                                           1996            1997                 1998            1997             1998
                                          --------  -------------------  -------------------  ---------  ---------------------
                                                              Percent              Percent                           Percent
                                           Cases     Cases     Change    Cases     Change         Cases      Cases   Change
                                                                         Cases in thousands)

Wine (product sales operations)......      2,775     2,838      2.3%        2,981      5.0%       2,340      2,419      3.4%
Spirits (product sales operations)...      3,334     3,261     (2.2)        3,362      3.1        2,699      2,616     (3.1)
Spirits (distribution fee operations)         --       396       --         2,545    542.7        1,990      2,124      6.7
                                          ------  --------               --------             ---------  ---------
      Total wine and spirits.........      6,109     6,495      6.3         8,888     36.8        7,029      7,159      1.8
Other................................      1,480     1,691     14.3         1,971     16.6        1,557      1,704      9.4
                                          ------  --------               --------             ---------  ---------

      Total..........................      7,589     8,186      7.9%       10,859     32.7%       8,586      8,863      3.2%
                                          ======  ========               ========             =========  =========


Nine Months Ended December 31, 1998 Compared with Nine Months Ended December 31, 1997

     Revenue. NWS reported product sales in the nine months ended December 31, 1998 of $423.4 million, an increase of $21.4 million, or 5.3%, over the comparable prior year period. This increase resulted primarily from the continued shift by consumers to more premium brands, and the addition of Sebastiani Wines in the Chicago market, which more than offset a slight decline in total spirits cases sold. Contributing to the decline in the sale of spirits cases was the additional customer purchases of spirits cases in the fourth quarter of fiscal 1998 in advance of an announced price increase on certain key brands. This increased case sales in fiscal 1998 and decreased case sales in the nine months ended December 31, 1998. In addition, U.S. Beverage contributed $5.7 million of revenue, all of which was incremental compared to the prior year. Distribution fees increased 6.8% for the nine month period to $14.0 million on increased volume of existing brands and the addition of new suppliers. NWS' recent addition of certain new supplier brands in Michigan (McCormick and Austin-Nichols) did not occur until the middle of the second quarter of 1999 and, therefore, is only partially reflected in NWS' 1999 nine month results. The recent loss of the J&B brand in Michigan (due to supplier realignment) did not occur until November, but management does not expect it to have a material impact on the distribution fee operations of NWS.

     Gross Profit. Gross profit on NWS' total revenue increased to $90.9 million in the nine months ended December 31, 1998 from $85.5 million in the comparable prior year period. This represented a 6.3% increase, due to improving gross margins on NWS' product sales for the nine months from 18.0% to 18.2% and the additional volume in Michigan with no corresponding cost of products sold. Gross margins on product sales continued to benefit slightly from the continuing shift in product mix to higher profit premium brands and from gradual reductions in trade discounts in the competitive Chicago market. Additionally, the U.S. Beverage business contributed slightly with margins of 18.1% for the nine months ended December 31, 1998. As a result of this improvement and since gross profit in Michigan is 100% of fee revenues, NWS' overall gross profit margin grew from 20.6% in the nine months ended December 31, 1997 to 20.8% for the nine-month period ended December 31, 1998. Cost of products sold included a non-cash LIFO charge of $0.6 million in the nine months ended December 31, 1998 compared with $0.5 million for the comparable prior year period. Interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs. Over the past five years, LIFO adjustments have ranged between $0.1 and $1.5 million per year.

     Selling, General and Administrative Expenses. Overall, operating expenses increased $3.6 million to $78.7 million for the nine months ended December 31, 1998 from $75.0 million for the comparable period ended December 31, 1997. As a percent of total revenue, selling, general and administrative expenses decreased from 18.1% for the nine-month period ended December 31, 1997 to 18.0% for the comparable current year period.

     Selling expenses for product markets increased $4.7 million, or from 6.1% to 6.9% of total revenues, for the nine-month period ended December 31, 1998, primarily as a result of increased manpower to support the Illinois and Indiana product markets, including additional sales staff in Illinois to support the newly acquired Sebastiani brand line. Additionally, U.S. Beverage contributed $2.6 million to overall selling, warehouse and delivery expenses during the current nine-month period compared to no selling, warehouse and delivery expenses in the prior year. Finally, in order to acquire additional lines in Michigan, NWS created a sales team for the first time in that market. This increased selling expenses by $0.2 million for the nine-month period ended December 31, 1998. While small, selling expenses are expected to grow slightly as NWS continues to increase its sales force in Michigan.

     Total administrative expenses increased slightly by $0.6 million or 2.6% over NWS' nine-month period ended December 31, 1997, which is down as a percentage of total revenue from 5.2% to 5.1%. The increase in administrative expenses was primarily a result of the installation of new computer systems in Indiana and from general employee benefit cost increases across NWS.

     Start-up expenses decreased 100%, or $3.2 million for the nine months ended December 31, 1998, as U.S. Beverage moved out of its start-up phase and incurred ongoing operating expenses, and NWS-Michigan completed its start-up in fiscal 1998.

     Income from Operations. Operating income increased 16.6% or $1.7 million for the nine months ended December 31, 1998. As a percent of total revenue, income from operations improved from 2.5% for the nine month period ended December 31, 1997 to 2.8% for the current year period. The increased revenues for the nine month period ended December 31, 1998 and improved gross margins more than offset the increase in operating expenses, and the increase in LIFO reserve during the period.

     Interest Expense. Interest expense increased 9.5% to $8.0 million during the nine months ended December 31, 1998. The increase was attributable to additional borrowings to finance the capital expenditures needed for NWS' Michigan operations as well as an upgrade to the Chicago material handling system and to finance NWS' Kentucky acquisition. This more than offset a decrease in NWS' cost of borrowing as a result of the Federal Reserve's interest rate cuts which directly impact NWS' interest expenses under its bank loans during the third quarter.

     Other Income. Other income decreased by $3.7 million in the nine-month period ended December 31, 1998, compared to the prior year period, due to a $4.1 million gain on the sale of certain licensed brands, trademarks, and tradenames in Illinois in fiscal 1998. Excluding the one-time gain, other income increased due to NWS' share of income in Commonwealth Wine & Spirits, LLC.

     Net Income. For its nine-month period ended December 31, 1998, NWS reported $5.6 million in net income compared to $8.3 million for the nine months ended December 31, 1997 primarily due to the $4.1 million gain on the sale of certain assets during the fiscal 1998 nine month period. Without the one-time gain, net income for NWS was up 33.8% or $1.4 million for the nine months ended December 31, 1998.

Fiscal 1998 Compared with Fiscal 1997

     Revenue. NWS reported product sales in 1998 of $505.1 million, an increase of $17.1 million, or 3.5%, from 1997 product sales of $488.1 million, primarily from volume gains on existing brands. Product sales also benefited from consumer shifts to higher priced brands. Cases of spirits and wine delivered increased 3.1% and 5.0%, respectively, from 1997 to 1998. Distribution fees in Michigan increased from $2.7 million in 1997 to $16.3 million in 1998, as NWS completed its first full year of operations in Michigan. The complete year of Michigan business was the leading contributor to growth in total case volume for NWS from
8.2 million cases in 1997 to 10.9 million cases in 1998, an increase of 32.7%. NWS' beer, water and other products have experienced significant shipment growth but have not yet represented a material portion of NWS' revenues or materially impacted operating performance.

     Gross Profit. Gross profit on NWS' total revenue increased to $109.7 million in 1998 from $88.7 million in 1997, a 23.6% increase, due to an improvement in gross margins on product sales from 17.6% to 18.5% and the increase in Michigan distribution fees which have no corresponding cost of products sold. The gross margin improvement on product sales was primarily due to reduced trade discounts and the continuation of a shift towards premium, higher-margin wine and spirits brands. As a result of this improvement, and because gross profit in Michigan is 100% of fee revenues, NWS' overall gross profit margin grew from 18.1% to 21.0%. Cost of products sold included a non-cash LIFO charge of $0.6 million in 1998 and $1.5 million in 1997.

     Selling, General and Administrative Expenses. Between 1997 and 1998 total selling, general and administrative expenses, including start-up expenses related to NWS' Michigan and U.S. Beverage operations, increased to $99.1 million, or 19.0% of total revenue, from $80.3 million, or 16.4% of total revenue, primarily because of increased warehouse and delivery expenses relating to the growth of the Michigan business, increased administrative expenses and the start-up expenses. Management does not believe that a year to year comparison of selling, general and administrative expenses as a percentage of revenue is particularly meaningful due to the impact on the comparison of the Michigan operation, which generates relatively low distribution fee revenues as discussed above, resulting in proportionately higher warehouse, delivery and administrative expenses. Warehouse and delivery expenses for Indiana and Illinois remained fairly constant from 1997 to 1998. Warehouse and delivery expenses were $11.2 million in Michigan in 1998 compared to $2.1 million in 1997.

     Selling expenses increased $1.4 million or 4.6%, which is flat as a percentage of total revenue compared to 1997. The increase in selling expenses was primarily related to higher commission expenses on higher revenues in Indiana.

     Administrative expenses increased by $5.3 million, or 21.4%, primarily as a result of approximately $4.0 million in additional administrative costs related to a full year of operations in Michigan, including accounting and computer services, customer support personnel and miscellaneous administrative costs.

     For 1998, NWS also incurred start-up costs of $3.3 million, a $2.2 million increase from 1997. The $3.3 million of start-up costs consisted of $1.2 million related to NWS' Michigan operations and $2.1 million related to U.S. Beverage. The Michigan start-up expenses included temporary employees, temporary warehouse facilities and special product delivery costs incurred while NWS' new Michigan distribution network was being put into place. U.S. Beverage's start-up expenses in 1998 of $2.1 million included brand registration costs and other expenses, net of revenue, related to the establishment of the 32-state U.S. Beverage distribution network. Start-up expenses in Michigan and U.S. Beverage were substantially completed in 1998.

     Income from Operations. Operating income increased $2.1 million, or 25.3%, to $10.6 million in 1998 over 1997. NWS' increases in selling, general and administrative expenses, start-up expenses, a small operating loss in Michigan's first full year and the U.S. Beverage losses were more than offset by increased revenues and improved gross margins in wine and spirits product sales. As a percent of total revenue, income from operations improved from 1.7% in 1997 to 2.0% in 1998. Without start-up expenses, NWS' 1998 operating income would have been $13.9 million, or 2.7% of total revenue, compared to $9.6 million in 1997, or 2.0% of total revenue.

     Interest Expense. Interest expense in 1998 was $9.7 million, an increase of $1.2 million over 1997. The increase was primarily due to additional debt incurred to finance capital expenditures for NWS' Michigan operations. Interest expense included $0.5 million related to subordinated stockholder notes of which $0.3 million was accrued and not paid in cash.

     Other Income. Other income included a $4.1 million gain on the sale of certain non-core private label brands in Illinois in 1998. Of the total sale price, $3.0 million was paid in cash to NWS in 1998, with the balance of $2.2 million being due in monthly installments through 2004. Interest, rental and other income primarily includes rental income on surplus property currently for sale in Illinois and interest income from Mr. LaCrosse and Mrs. Johnston on their notes payable to NWS, a portion of which was accrued and not received in cash.

     Net Income. Net income was $7.1 million in 1998, compared to $1.6 million in 1997. Net income for 1998 without start-up expenses and the gain on sale of assets would have been $6.4 million. As an S corporation, NWS does not pay corporate level income tax.

Fiscal 1997 Compared with Fiscal 1996

     Revenue. NWS' net product sales in 1997 increased to $488.1 million, an increase of $44.8 million, or 10.1% from 1996 product sales of $443.3 million, primarily as a result of (i) wine and spirits products sales which benefited from price increases and the continued shift to higher priced brands by consumers which resulted in an 11.3% increase in the average price per case delivered; and (ii) a significant increase in product sales in Illinois where wine cases increased 6.9% over 1996, which more than offset a volume decline in Indiana. NWS began its Michigan operations in 1997, which contributed $2.7 million of distribution fees during two months of sales. Primarily due to the Michigan start-up and the Illinois operations, total case volume increased from
7.6 million to 8.2 million, or by 7.9%.

     Gross Profit. Gross profit on product sales increased from $78.5 million in 1996 to $88.7 million in 1997, a $10.3 million or 13.1% increase. The increase was primarily the result of management in Illinois focusing on reducing customer discounting in the competitive Chicago market. Michigan distribution fees contributed $2.7 million in gross profit from its first two months of operation since these fees have no corresponding cost of goods sold. Cost of products sold included a non-cash LIFO charge of $1.5 million in 1997 and $0.5 million in 1996.

     Selling, General and Administrative Expenses. Between 1996 and 1997, total selling, general and administrative expenses increased to $80.3 million, or 16.4% of total revenue from $68.9 million, or 15.6% of total revenue.

     Warehouse and delivery expenses increased 18.8% to $23.5 million in 1997 from $19.8 million in 1996. This increase was primarily the result of the new operations in Michigan which accounted for $2.1 million of the increase, approximately $1.0 million of which was start-up expense.

     Selling expenses increased 17.9% to $30.9 million from 1996 to 1997. This increase was driven primarily by expansion of the wine sales force in Illinois to accommodate new suppliers and by additional expenses incurred as suppliers continued to seek more distributor support for sales and service functions previously performed by the suppliers.

     Administrative expenses increased by 7.9%, or $1.8 million, primarily due to commencement of operations in Michigan in 1997.

     Income from Operations. Operating income decreased from $9.5 million in 1996 to $8.4 million in 1997 as the increase in gross profit was offset by the increase in selling, general and administrative expenses, including start-up expenses for Michigan. Without start-up expenses, NWS' 1997 operating income would have been $9.6 million.

     Interest Expense. Interest expense increased from $7.9 million in 1996 to $8.5 million in 1997 as NWS had increased borrowings to support the additional working capital requirements associated with the increase in product sales in Indiana and Illinois and capital expenditures associated with NWS' Michigan start-up.

     Net Income. Net income decreased to $1.6 million in 1997 compared to $3.0 million in 1996 primarily due to the significant non-cash LIFO charge and start-up costs associated with NWS' Michigan operations.

Quarterly Results of Operations; Seasonality

     NWS' revenues are influenced by a number of factors, particularly the Christmas holiday season, which tend to result in seasonally high levels of volume and profitability in NWS' fiscal third quarter with seasonal losses in NWS' fiscal fourth quarter.

     The following table presents unaudited quarterly financial information for each of the eleven quarters in the period ended December 31, 1998. In the opinion of NWS' management, this information has been prepared on the same basis as the consolidated historical financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial results set forth herein. Results of operations for any quarter are not necessarily indicative of the results of any future period.

                                                                 Years ended March 31,
                    ----------------------------------------------------------------------------------------------------------------
                                     1997                                     1998                                 1999
                    ----------------------------------------  ---------------------------------------   ----------------------------
                       Q1        Q2        Q3        Q4          Q1        Q2        Q3       Q4           Q1       Q2        Q3

Revenues........... $ 119,093 $ 111,164 $ 157,056 $ 103,487   $ 130,387 $ 115,493 $169,168 $ 106,363    $135,899 $ 122,005 $ 179,473
Operating income        1,892       950     6,544      (957)      2,714     1,008    6,716       121       3,908       503     7,760
   (loss)..........
EBITDA (1).........     3,293     2,350     7,944       599       4,273     2,567    8,650     2,184       5,912     2,544     9,789
Operating working
   capital             74,435    74,602    88,247    75,579      76,594    78,717  100,243    74,326      76,963    78,491    91,381
    (end of
    period) (2)....

-----------

(1) See Note 1 to "Selected Consolidated Financial and Other Data" for a definition of EBITDA and other information regarding EBITDA.

(2) Operating working capital is defined as the sum of accounts receivable and inventory less accounts payable.

Liquidity and Capital Resources

     NWS' primary cash requirements have been to fund accounts receivable and inventories in Indiana and Illinois and to fund capital expenditures and acquisitions. NWS has historically satisfied its cash requirements principally through cash flow from operations, trade terms and bank borrowings.

     As indicated above, NWS' business is highly seasonal. NWS' operating working capital fluctuates with seasonal trends as illustrated in the quarterly table above. As a result, NWS' working capital requirements and borrowings under NWS' credit facility have fluctuated significantly over the course of each year. In 1998, the minimum and maximum amount of borrowings under the existing credit facility at any one time were $66.7 million (in March, 1998), and $94.4 million (in November, 1997). The average month-end borrowings in 1998 were $78.2 million. Working capital also fluctuates with some suppliers' desired shipping patterns, which tend to produce increased orders and inventory at the end of such suppliers' fiscal periods.

     Effective January 25, 1999, NWS completed an offering of $110.0 million of senior notes due 2009. Concurrently with the offering of the senior notes, NWS entered into a new $60.0 million credit facility secured by the accounts receivable and inventory of the guarantors. With proceeds from the senior notes offering and borrowings under the new credit facility, NWS retired substantially all of its bank revolving and term indebtedness.

     Consistent with historical seasonality, for the nine months ended December 31, 1998, NWS used $6.6 million in net cash from operating activities, primarily to finance increased accounts receivable. Accounts receivables also increased due to the product buy-in which occured in late December, 1998.

     Net cash used for investing activities during the first nine months of 1999 was $15.0 million, primarily for NWS' Kentucky investment and for an upgrade and expansion of the Chicago material handling system and for converting the Indiana operation to a new corporate-wide management information system.

     Total assets increased to $202.1 million at December 31, 1998, a $33.0 million increase from March 31, 1998 as a result of additional property and equipment supporting the Michigan operation and the seasonal increase in inventories as well as the equity investment in Kentucky. At the same time, debt increased from $96.3 million at March 31, 1998 to $120.9 million at December 31, primarily to help fund the Kentucky investment and growth in inventory and capital expenditures for the first nine months of 1999.

     Net cash provided by operating activities was $9.8 million for 1998 as compared to $6.9 million for 1997. The 1998 increase was primarily the result of significant improvement in net income, increased depreciation expense, an increase in accounts payable and a decrease in accounts receivable.

     Net cash used by investing activities was $9.9 million in both 1998 and 1997 primarily as a result of capital expenditures in Michigan. Total 1999 capital expenditures are expected to be approximately $7.5 million, including approximately $4.0 million to upgrade and expand the material handling system in the Chicago warehouse, $3.5 million of which is already committed. Consistent with management's strategy of focusing on core logistics and value added services, NWS sold non-core private label brands during 1998 for $4.1 million (after disposal costs), of which $3.0 million was cash.

     At March 31, 1998, total assets were $169.1 million compared to $160.4 million, a $8.7 million increase from March 31, 1997, primarily due to increases in inventories and additional property and equipment. NWS' debt also increased from $94.1 million at March 31, 1997 to $96.3 million, a $2.2 million increase, at March 31, 1998 as a result of increased investments in inventory, property and equipment.

     NWS believes that the net proceeds received from the offering of the senior notes, together with cash flow from operations and existing capital resources, including cash and borrowings available under NWS' new credit facility, will be sufficient to satisfy NWS' anticipated working capital and debt service requirements and expansion plans.

Inflation

     Inflation has not had a significant impact on NWS' operations but there can be no assurance that inflation will not have a material adverse effect on NWS' financial condition, results of operations or debt service capabilities in the future.

Year 2000

     NWS is currently assessing its exposure to potential Year 2000 issues within its businesses. Phases within the process include assessment, remediation and contingency planning. NWS has established its assessment phase to include information technology (IT), non-information technology (non-IT), and -- to the extent reasonably practicable -- customer and supplier readiness. NTS' IT systems include the following:

     o    Order entry;
     o    Inventory control;
     o    Order processing;
     o    Accounts receivable;
     o    Accounts payable;
     o    General ledger;
     o    Purchasing;
     o    Sales reporting;
     o    Electronic date interchange;
     o    Electronic mail;
     o    Manufacturing and bottling;
     o    Governmental reporting; and
     o    Operating systems.

     NWS' non-IT systems include the following:

     o    Building security;
     o    HVAC/climate control;
     o    Office equipment;
     o    Material handling systems;
     o    Utilities; and
     o    Suppliers and customers.

     NWS has completed 100% of the assessment work on its internal IT systems, and approximately 98% on its non-IT systems (assessment on utilities pending publication of June, 1994 government reports). Through the assessment process, NWS identified certain financial systems that were not Year 2000 ready. NWS replaced these systems with new Year 2000 compliant systems which went into effect on April 1, 1999. NWS plans to complete all of its assessment and remediation of its IT and non-IT systems by October, 1999.

     NWS' material systems, including its corporate wide area network (WAN), reporting systems and databases, are Year 2000 compliant. However, the following systems are not currently Year 2000 ready:

     o    Remote order entry units used by salespersons;
     o    MPE/iX operating system controls in the Detroit,  Michigan  warehouse;
          and
     o    Material handling system controls in the Detroit, Michigan warehouse.

     NWS expects to complete its Year 2000 upgrade of the Michigan operating system and material handling system on or before August, 1999. However, failure by NWS' suppliers and service providers to provide the necessary software could result in the upgrade being delayed. If the system upgrade is not completed by December 31, 1999, and Year 2000 errors occur, the system would have to be operated manually which could cause significant inefficiencies in the Michigan operation.

     As a wholesale distributor of alcohol-based beverages, NWS is dependent on its customers and suppliers. NWS has mailed surveys to its large customers ($1.0 million in sales from November, 1997 to October, 1998) and all of its case goods suppliers, and has conducted follow-up phone interviews with its key suppliers regarding their Year 2000 compliance. Although all suppliers and material customers have been contacted regarding their Year 2000 assessment, NWS does not expect to receive information from many of them. However, NWS' customer and supplier base is so broad that isolated Year 2000 problems should not have a material adverse effect on NWS' business. In addition, NWS maintains internal inventory levels at approximately 30-60 days which provides a cushion in the event a significant supplier experiences Year 2000 problems. At this stage of its inquiry, NWS currently is not aware of any significant customer or supplier with a Year 2000 issue that would materially impact NWS' operations or financial condition. However, NWS is necessarily relying on the accuracy of information from customers and suppliers, does not expect to receive information from many of them, and has no means of ensuring that customers or suppliers will be Year 2000 ready. NWS has not conducted any independent verification and validation process to assure the reliability of its customers or suppliers regarding their Year 2000 readiness disclosure statements. The inability of one or more of these entities to be prepared could have a material adverse effect on NWS.

     At December, 1998, NWS has incurred less than $25,000 in costs directly associated with the remediation of its systems, and an additional $70,000 remains in the fiscal 1999 budget for Year 2000 issues. NWS does not track internal costs incurred by its IT group in connection with the Year 2000 project because they are primarily payroll costs that are not allocated among Year 2000 and other projects. Management does not believe that future Year 2000 assessment and remediation costs will be material, and intends to fund any necessary assessment and remediation costs from its existing resources as budgeted. These costs do not include the cost of upgrading or replacing systems for other business reasons. Such actions usually provide the additional benefit of making the system Year 2000 compliant.

     In the event of a complete failure of its information technology systems due to an extended power grid failure, NWS believes that there is a potential loss of sales estimated to be $1.0 million. However, the more likely costs will be associated with minor Year 2000 errors such as incorrect sorting of shipments or processing customer orders. The primary costs of such an event would be (1) increased time delays in processing and shipping orders, and (2) increased personnel to manually process the information. NWS believes that the increased costs associated with such personnel would not have a material adverse effect on its operations or financial condition.

     Management does not presently expect, based on the information now available, that the direct impact of Year 2000 issues will have a material adverse effect on NWS. Certain contingency plans are in place and others will be developed if additional new systems are required following the identification of any material Year 2000 risks or uncertainties. However, the failure of NWS to properly assess, remediate and plan for potential Year 2000 problems could result in disruptions of normal business operations.

Environmental Matters

     NWS currently owns and leases a number of properties, and historically it has owned and/or leased others. Under applicable environmental laws, NWS may be responsible for remediation of environmental conditions relating to the presence of certain hazardous substances on such properties. The liability imposed by such laws is often joint and several without regard for whether the property owner or operator knew of, or was responsible for, the presence of such hazardous substances. In addition, the presence of such hazardous substances, or the failure to properly remediate such substances, may adversely affect the property owner's ability to borrow using the real estate as collateral and to transfer its interest in the real estate. Although NWS is not aware of the presence of hazardous substances requiring remediation, there can be no assurance that releases unknown to NWS have not occurred. Except for blending and bottling of a few of NWS' private label brands, NWS does not manufacture any of the wine or spirit products it sells and believes that it has conducted its business in substantial compliance with applicable environmental laws and regulations.

BUSINESS

General

     NWS is one of the largest distributors of wine and spirits in the United States, and is the largest distributor of spirits in Indiana (54% market share) and Michigan (59% market share) and one of the largest in Illinois (32% market share). NWS' markets include Chicago and Detroit, which are the largest and the sixth largest metropolitan markets for spirits in the United States, respectively.

     NWS is the exclusive distributor in two or more of its markets for many of the world's leading suppliers of brand name domestic and imported spirits, including Diageo-UDV (formed through the merger of United Distillers (Guinness) and International Distillers and Vintners (Grand Metropolitan)), Fortune Brands and Seagram. NSW' featured brands include:

     o    Absolut;

     o    Chivas Regal;

     o    Crown Royal;

     o    DeKuyper;

     o    Jim Beam;

     o    Jose Cuervo; and

     o    Smirnoff.

NWS also is the exclusive distributor in Indiana and Illinois for many of the world's leading wineries, including:

     o    Banfi Vintners (Riunite and other Italian and Chilean wines);

     o    Canandaigua (Inglenook and Almaden wines);

     o    Seagram (premium European and California wines); and

     o    Sebastiani.

NWS operates 12 strategically located distribution facilities and a fleet of approximately 350 delivery vehicles to provide overnight or second-day delivery to over 36,000 retail locations, including package liquor stores, drug and grocery stores, mass merchandisers, hotels and restaurants and bars. NWS' customers include both local and regional businesses as well as national chains such as American Stores (Osco), Walgreens, CVS, Sam's Club, Meijer, Chili's, Ruby Tuesday, T.G.I. Friday's and Hyatt. In select locations, NWS also distributes premium domestic and imported beer and other products.

     From 1994 to 1998, NWS' total revenue increased steadily from $396.4 million to $521.4 million, representing a compound annual growth rate ("CAGR") of 7.1%, while NWS' EBITDA increased from $6.6 million to $17.7 million, representing a CAGR of 28.0%. NWS achieved this performance by successfully integrating several strategic acquisitions since 1992, actively developing new geographic market areas, pursuing new supplier and brand relationships, implementing advanced product handling technology and proprietary information systems, and providing high levels of supplier and customer service.

     Under the three-tier regulatory framework established by federal and state law, suppliers of alcohol-based beverages (Tier One) are generally prohibited from selling their products directly to retail outlets or consumers (Tier Three), effectively requiring suppliers to use distributors such as NWS (Tier
Two). This regulatory framework effectively insulates distributors from vertical competition from suppliers or retail customers. In certain states (including Michigan), state law has historically mandated the state to act as the exclusive wholesale distributor and/or retailer of alcohol-based beverages ("control states"). In 1996, Michigan became the first control state to privatize certain aspects of the wholesale distribution of spirits, and NWS has become the leading distributor of spirits in that state.

Industry Overview

     The United States alcohol-based beverage industry generated total annual retail sales of more than $104.0 billion in 1997. Sales of wine and spirits, in which NWS primarily competes, accounted for approximately 13% and 32%, respectively, or an estimated $47.1 billion of total retail sales in 1997. In the United States spirits market, total revenues on a per case basis have increased since 1994, more than offsetting a general decline in the volume of spirits sold. Over the past five years, the dollar amount reported from the sale of spirits has increased from $29.9 billion to $33.6 billion. These increases are attributable to brand name price increases which have generally been passed on to retail consumers, and the general trend in consumer taste to higher quality and higher priced products. Wine consumption has increased nationally and in Indiana, Illinois and Michigan since 1993 and management believes the demand for high quality wine will continue to grow. Similar to the trend in the spirits industry, consumers have been purchasing higher quality and more expensive wines.

     Since the repeal of Prohibition in 1933, the sale of spirits, wine and beer has been regulated by the federal and state governments. State regulatory frameworks fall into three types: control, open and open-franchise. In nearly all circumstances, suppliers may not legally sell directly to retailers. In the 18 control states, the state controls either the distribution, the retail sale or both. Michigan remains a control state, but privatized certain aspects of its wholesale distribution of spirits in 1996. In open states (including Indiana and Illinois), the distributors and retailers are privately owned businesses. In the open-franchise states, there are laws and regulations which restrict the suppliers' ability to change distributors. See "-- Regulatory Considerations."

     Given the three tier regulatory structure, the wine and spirits distribution industry varies greatly from distribution businesses serving other industries such as food, drugs, non-alcohol-based beverages and paper products. Margins in these other industries are often much lower, as suppliers can compete with or bypass distributors. Some distributors in other industries are also more sensitive to economic cycles relative to NWS and its competitors.

Competitive Strengths

     Market Leadership. NWS is the largest distributor of spirits in Indiana and Michigan and one of the largest in Illinois. NWS' market leadership reflects its strong relationships with both suppliers and customers and provides NWS with numerous advantages over smaller distributors, including significant economies of scale and increased purchasing power. NWS maintains and seeks to enhance its market leadership by providing high levels of service to its suppliers and customers and through its investments in technology and information systems.

     Strong Supplier Relationships. NWS' success is due in part to its long-standing relationships with its major wine and spirits suppliers, many of which extend back more than 20 years. The strength of these relationships was recently demonstrated when each of NWS' three largest suppliers (Seagram, Fortune Brands and Diageo-UDV) selected NWS over numerous competitors to be its exclusive distributor of spirits in Michigan. In Indiana and Michigan, NWS is the exclusive distributor of seven out of the top ten brands of spirits sold in the United States, including Absolut, Jim Beam, Jose Cuervo, Popov, Seagram's
Gin, Seagram's 7 Crown and Smirnoff. In Illinois, NWS is the exclusive distributor of four out of the top ten U.S. brands. NWS also represents a significant share of each of its major suppliers' total United States business. In calendar 1997, NWS distributed approximately 16% of all cases of spirits sold in the United States by Seagram, and 11% of all cases of spirits sold by Fortune Brands.

     Stable Industry and Diversified Customer Base. Total wine and spirits industry revenues have grown relatively steadily over the past 25 years, even during periods of economic decline. NWS offers products to over 36,000 retail locations and no single customer or chain represented more than 6.3% of NWS' 1998 total revenue. Moreover, the three-tier regulatory framework established by federal and state law generally prohibits vertical integration by suppliers and retailers and thereby enhances the stability of the wine and spirits distribution industry. NWS believes that the nature of the wine and spirits distribution industry and NWS' diverse customer base provide it with increased stability and predictability of cash flow relative to distributors in many other industries.

     Customer Service Focus. NWS' commitment to highly effective customer service has also been a major factor in its historical success. Management emphasizes on-time delivery (next or second day), product availability, the ability to accept last-minute orders and special orders for low volume or unusual items, and reliability on a long-term basis. NWS provides numerous value-added services to its customers, including category management, customized advertising and point-of-sale materials, customized packaging and on-line electronic ordering. Management believes that highly effective customer service strengthens customer relationships, thereby improving product positioning and sell-through to the consumer.

     Advanced Infrastructure, Distribution Network and Information Systems. NWS maintains an extensive distribution network consisting of master warehouses, hyper-terminals and cross-docking facilities strategically located across Indiana, Illinois and Michigan and a fleet of approximately 350 delivery vehicles. This distribution system generates significant operating leverage by enabling NWS to deliver hundreds of suppliers' products from each master warehouse and optimize delivery routes by maximizing the density of customer locations served from each facility. In addition, NWS has made significant investments over the past five years to improve its logistics, sales and marketing operations, including approximately $32.1 million in material handling systems and $7.9 million in information systems. NWS has also recently implemented supplier and customer ordering via electronic data interchange ("EDI") and on-line reporting systems used by certain suppliers to track sales. In addition to enhancing supplier and customer relationships, the implementation of these systems has improved NWS' efficiency and enabled NWS to remain a low cost provider.

     Experienced Management Team. The seven individuals who comprise NWS' senior management team have an average of over 23 years of experience in the alcohol-based beverage industry and 12 years of experience with NWS. In addition, NWS' senior management team has successfully integrated six acquisitions since 1992. Management's experience and expertise have enabled NWS to establish and maintain long-term relationships with both suppliers and customers and take advantage of consolidation and privatization opportunities.

Operating Strategy

     Continue to Maximize Operating Leverage. As the largest or one of the largest wine and spirits distributors in each of its markets, NWS continuously seeks to minimize its operating costs by leveraging its resources in the areas of warehousing, transportation, general and administrative functions and information systems to create economies of scale. The fixed nature of many of these costs enables NWS to generate a higher level of profitability on incremental increases in volume and price. In addition, NWS' facilities in Illinois and Michigan have additional capacity, which positions NWS to take advantage of future expansion opportunities in these markets with relatively low capital expenditures.

     Growth Through Addition of New Brands. Long-term relationships are critical to maintaining supplier and brand continuity with distributors. Although brand movements among distributors are relatively rare as the result of these relationships, consolidation of distributors or suppliers can affect existing relationships and present NWS with opportunities to add brands affected by the consolidation. For example, NWS believes that Diageo-UDV (formed through the merger of Guinness and Grand Metropolitan), may eventually consolidate its brands with a single distributor in Illinois. If this was to happen, management believes that NWS would have opportunities to acquire additional brands from other suppliers adversely affected by the consolidation, or otherwise gain increased market share. Management believes that if these or similar opportunities arise, NWS' strong regional presence and established supplier and customer relationships give it a competitive advantage in winning additional brand representation.

     Selectively Pursue Strategic Acquisitions and Joint Ventures. NWS plans to continue to strengthen its competitive position by selectively acquiring other distributors and entering into strategic joint ventures both in its current markets and in contiguous markets. These strategic opportunities may arise for several reasons. First, suppliers sometimes encourage the consolidation of distributors in order to reduce costs and improve efficiency. Second, most distributors are family businesses, and acquisition opportunities can develop as owners approach retirement age without a definite succession plan. Third, many distributors lack the resources and supplier support to meet the demands of large suppliers, including expanding outside of their brand lines or geographic markets. Management believes NWS' reputation with suppliers and customers, as well as its financial position, market share and established infrastructure, make NWS an attractive buyer of, or strategic partner for, other distributors. As an example of this strategy, NWS has purchased a 25% interest in a Kentucky distributorship. See "Prospectus Summary -- Recent Developments."

     Continue to Invest in Logistics Technology and Information Systems. The wine and spirits distribution industry is a relatively mature industry which is not extensively automated. Many of NWS' competitors continue to rely primarily on manual processes and limited technology. NWS plans to expand on its recent investments in sales and logistics technology and sales and marketing information systems to further reduce costs and improve service to its customers and suppliers.

     Capitalize on Further Privatizations. NWS' established reputation and relationships with its major suppliers enabled it to become the leading spirits distributor in Michigan, the first control state to privatize certain aspects of its wholesale spirits distribution business. NWS believes that other control states may choose to privatize all or part of their wholesale distribution business, which may allow NWS to expand its geographic markets without acquiring or merging with existing distributors. Should any such privatization opportunities arise, particularly in the central United States, NWS plans to selectively pursue such opportunities by leveraging its experience in Michigan, its strong relationships with suppliers and its distribution expertise.

Suppliers and Products

     NWS represents many of the largest suppliers of wine and spirits in the United States, and offers hundreds of brands and more than 12,000 individual products. The breakdown of sales among wine, spirits and other products distributed by NWS in 1996, 1997 and 1998 is as follows:


                                  Wine                             Spirits                           Other
                       ------------------------------   ---------------------------------  ----------------------------
                          1996       1997       1998        1996         1997       1998      1996      1997      1998
                                                               (Dollars in thousands)

Product sales......    $92,463   $117,014   $125,861    $322,535   $336,280     $342,594   $28,259   $34,777   $36,686
Distribution fees..         --         --         --          --      2,729       16,270        --        --        --
Percentage of total
  Company revenue..       20.9%      23.8%      24.1%       72.7%      69.1%        68.8%      6.4%      7.1%      7.1%


     In Michigan, spirits distributors have exclusive relationships with suppliers by law, and receive distribution fees from suppliers as set by the state, rather than purchasing from the suppliers for resale to customers. This arrangement has the effect of understating the importance of spirits in NWS' overall product mix. For purposes of illustrating the scale of NWS' operations in Michigan, the total wholesale prices of products delivered by NWS for Michigan in 1997 and 1998 was $42.9 million and $280.5 million, respectively, based on the fixed wholesale prices of the spirits delivered by NWS. If these amounts would have been included in revenues, sales of spirits would have represented 71.4% and 79.3% of NWS' total revenues in 1997 and 1998, respectively. NWS' products include the following brands, among many others:

Product Type                                Brand Names
Vodka:                                      Absolut                    Popov
                                            Cristall                   Smirnoff
                                            Ketel One                  Stolichnaya

Bourbon and Blended Whiskey:                Black Velvet               Seven Crown
                                            Crown Royal                Wild Turkey
                                            Jim Beam                   Windsor Canadian
                                            Seagram's V.O.

Scotch and Single Malt Whiskey:             Chivas Regal               Glenlivet
                                            Grant's                    Isle of Jura
                                            Balvenie                   J&B Rare
                                            Bowmore                    Springbank
                                            Glenfiddich

Gin:                                        Bombay                     Gilbey's
                                            Boodles                    Seagram's

Rum:                                        Captain Morgan             Myers
                                            Malibu                     Ronrico

Tequila:                                    Herradura                  Patron
                                            Jose Cuervo

Cognacs/Brandy:                             Christian Brothers         Martell
                                            Hine                       Remy Martin



Specialty Spirits:                          Arrow Cordials             DeKuyper Cordials
                                            Bailey's Irish Cream       Jagermeister
                                            Campari                    TGI Friday's

Wine:                                       Almaden                    Perrier Jouet
                                            Banfi                      Robert Mondavi
                                            Beringer                   Sebastiani
                                            Caymus                     Stags Leap
                                            Chateau Lafite             Sterling
                                               Rothschild              Sutter Home
                                            Gundlach Bundschu          Veuve Clicquot
                                            Inglenook
                                            Opus One

Specialty Beer:                             Goose Island               Rogue Ales
                                            Grolsch                    Sierra Nevada
                                            Petes Wicked Ale

Non-Alcohol:                                Cameron Springs            Perrier
                                            Evian                      Stewart's

     NWS has entered into written distribution agreements with several of its principal suppliers which generally may be extended on an annual basis but are terminable upon 30 days or 60 days written notice to NWS. In addition, NWS has informal arrangements with many of its suppliers whereby NWS distributes the suppliers' products pursuant to purchase orders without written distribution agreements. Although the written agreements provide NWS with the non-exclusive right to distribute the suppliers' products in a particular state, in practice the suppliers have generally selected a distributor to be the exclusive distributor of specified products in each state. In each of Indiana, Illinois and Michigan, NWS is presently acting as the exclusive distributor with respect to virtually all of the products it distributes in that state.

     Set forth below is certain information about the leading spirits suppliers in the United States, their rank in Indiana, Illinois and Michigan, the length of NWS' relationship with those suppliers and their impact on 1998 Company revenues.

                                                    Length of
                               State Rank            Company            Percentage of
                             (calendar 1997)       Relationship          Company 1998
Supplier (by U.S. Rank)(1)   IN    IL    MI       (in years)(2)        Total Revenues     Representative Brands
--------------------------   --    --    --       -------------        --------------     ---------------------

1. Diageo-UDV (3).........    3     *     1            25                     7.7%        Smirnoff and Jose Cuervo
2. Seagram................    2     2     3            25                    32.6         Absolut and Crown Royal
3. Fortune Brands.........    1     6     2            23                    17.7         Jim Beam

-----------

(1)  Based on calendar 1997 industry sales information.

(2) All of the relationships expressed in this column represent the duration of NWS' relationship with the suppliers or their predecessors in the Indiana market.

(3) Diageo-UDV represents that portion of Diageo PLC formed by merger between United Distillers (Guinness) and International Distillers & Vintners (Grand Metropolitan). NWS does not represent Diageo's interest in the Schieffelin & Somerset joint venture which remains a separate organization.

*    Not represented by NWS in the referenced state.

     Top United States wine brands and wineries represented by NWS include Beringer, Canandaigua, Inglenook, Robert Mondavi and Sebastiani. NWS currently does not distribute wine in Michigan. Major wine producers served by NWS in Indiana and Illinois include:

                                                                           Length of
                                              State Representation         Company
                                              --------------------        Relationship
Supplier/Winery            U.S. Rank(1)        IN           IN(2)         (in years)(3)  Representative Brands
------------------------   ------------        --           -----         -------------  ---------------------

Canandaigua Brands......         2             X              X               25         Inglenook and Paul Masson
Sebastiani Vineyards....         5             X              X               15         Sebastiani and Vendange
Sutter Home Winery......         6             X                               5         Sutter Home
Robert Mondavi..........         7             X                              24         Robert Mondavi and Opus One
Banfi Vintners..........         8             X                              25         Riunite and Concha y Toro
Beringer Wine Estates...        10             X              X               24         Beringer and Meridian
Seagram.................        11             X              X               25         Sterling and Mumm

-----------

(1)  Source: 1997 Wine Market Impact Databank Review and Forecast.

(2) NWS represents certain brands in Illinois but not the entire brand portfolio.

(3) All of the relationships expressed in this column represent the duration of NWS' relationship with the suppliers or their predecessors in the Indiana market.

Related Operations

     In addition to its core alcohol-based beverage distribution operations, although not material to NWS' financial results, NWS conducts related beverage operations through a division, Cameron Springs Water Company ("Cameron
Springs"), and through NWS' U.S. Beverage operations. Cameron Springs is a leading supplier of bottled water in Indiana, serving over 9,000 residential and commercial customers. U.S. Beverage commenced operations as a division of NWS in March, 1997 to market and sell imported, specialty and microbrewed beers and specialty malt products nationally. The brand distribution contracts related to the U.S. Beverage operations are held by an entity which is 50% owned by NWS-Illinois. In select markets, NWS sells and distributes premium cigars primarily as a complement to NWS' distribution of fine wines and spirits.

Customers

     Most states (including Indiana, Illinois and Michigan) require wine and spirits retailers to purchase alcohol-based beverages from licensed distributors. Suppliers in these states may not legally sell directly to retail customers. NWS' customers fall into two broad categories depending on where the alcohol-based beverage ultimately will be consumed: on-premise and off-premise. Off-premise customers include package liquor stores, grocery stores, drug stores and mass merchandisers. On-premise customers include hotels, restaurants and bars, and similar establishments. NWS currently serves over 36,000 retail locations in Indiana, Illinois and Michigan. No single customer represented more than 6.3% of NWS' 1998 net sales. As is customary in the industry, NWS' products are generally purchased under standard purchase orders and not under long-term supply contracts. As a result, backlog is not meaningful in the wholesale distribution industry.

         The table below summarizes NWS' customer base:

                                             Percentage of Company 1998
Type of Customer                                       Revenue                           Representative Customers
-----------------------------------------  --------------------------------  --------------------------------------------------

Off-Premise
   Package Stores....................                     42.6%              Gold Standard and Cap'n Cork
   Grocery stores, drug stores and mass                   24.7               Kroger, Dominicks, Marsh, American Stores
      merchandisers..................                                        (Osco), Walgreens, CVS, Sam's Club, Meijer
   Other.............................                      4.3               7-Eleven, White Hen, Village Pantry
                                                     -------------
      Percent of total...............                     71.6%
                                                     =============

On-Premise
   Restaurants and Bars..............                     18.0%              Charlie Trotter's, Hard Rock Cafe, House of
                                                                             Blues, Morton's, Planet Hollywood, Ruth's Chris
   Hotels............................                      1.7               Four Seasons, Hyatt, Hilton
   Other.............................                      8.7               Crooked Stick Golf Course, the United Center,
                                                                             American Legion
                                                     -------------
      Percent of total...............                     28.4%
                                                     =============

     Management believes that the number and diversity of NWS' customers and the nature of NWS' business strengthens NWS' liquidity. The prompt payment of NWS' invoices is governed by law in all states in which NWS operates. Indiana has a 15 day credit law beyond which retail customers cannot buy alcohol-based beverages from any distributor in the market. Illinois has a similar 30 day credit law. Typically, NWS' bad debt expenses are incurred less than 30 days after shipment since the credit laws prohibit extension of terms. Average bad debt expense for the past five years has been less than 0.12% of revenue.

Marketing and Sales

     Supplier and Customer Services. NWS' marketing and sales programs add value for suppliers and customers beyond storage and distribution. Through its approximately 600-person marketing and sales force, NWS acts as the field marketing and merchandising arm of its suppliers by maintaining regular contact with NWS' off-premise and on-premise customers. NWS customizes national marketing programs developed by its suppliers for specific retail locations in seeking to derive maximum benefit for the supplier and customer at each specific retail location. NWS provides its customers with a wide variety of services, including conducting promotional events, building product displays, designing shelf sets, cross-marketing between off-premise and on-premise locations, and (in Michigan) accounts receivable collection. Management believes that NWS is a market leader in developing and implementing marketing programs to improve alcohol-based beverage sales for both suppliers and customers.

     Marketing and Sales Teams. NWS divides its marketing and sales forces by product brands and geographic region. Field sales representatives provide the primary source of contact with the customer's retail locations. Brand managers, who concentrate on a small number of suppliers and brands, are responsible for product pricing, promotion and all other marketing and sales activity related to their brands. NWS recently formed a National Accounts Division which is responsible for customers with a national profile. Sales and marketing personnel are compensated under various compensation plans which typically combine base pay with a productivity bonus. Members of senior management also are very active in maintaining supplier and customer relationships with incentive compensation based on subsidiary, division or Company-wide performance.

     Sales and Marketing Information Systems. NWS' management information systems are very important to NWS' sales and marketing efforts. See "--Management Information Systems." Through its proprietary information systems, NWS seeks to offer improved levels of service to suppliers and customers through prompt and accurate product deliveries, demographic information regarding the purchase and sale of alcohol-based beverages and other important sales and consumption information. Retail locations can utilize this information to make decisions regarding product placement in the wine and spirits sections of their stores, while suppliers can utilize this information to quickly analyze sell-through by product in a particular customer location.

Warehousing and Distribution

     NWS utilizes a series of four master warehouses, three hyper-terminals and five cross-docking facilities strategically located throughout Indiana, Illinois and Michigan to store and ship its products pending sale to customers. NWS uses common carriers to transport products from suppliers to its master warehouses. Master warehouses located in Chicago, Indianapolis and Detroit (Brownstown) serve as the primary storage facilities for NWS' inventory. A smaller master warehouse is located in Champaign, Illinois. Upon receipt of the product at one of the master warehouses, the products are inspected and stored on pallets or in racks. Temperature-sensitive products (such as fine wines) are stored in temperature-controlled areas of the warehouses. Hyper-terminals located in Peoria, Illinois, South Bend, Indiana and Grand Rapids, Michigan stock only high volume products and provide an extension of the master warehouses. See "--Facilities" for a listing of the warehouse facilities and hyper-terminals of NWS. NWS strives to optimize inventory levels, taking into account minimum out-of-stock percentages, projected sales (including seasonal demands), periodic supplier shipments to meet supplier sales requirements and working capital requirements.

     NWS' customers ordinarily receive either next day or second-day delivery. In general, orders are collected during the day for batch routing and order "picking" at night. The Chicago and Detroit master warehouses each use an automated material handling system, including scanners, automated conveyors, dispensers and sorters. Products from the master warehouses are then shuttled nightly to either a hyper-terminal or a cross-docking facility where the orders are consolidated and loaded onto delivery trucks. Cross-docking facilities located in Belleville, Illinois, Evansville, Indiana, and Traverse City, Saginaw and Escanaba, Michigan further extend the service areas of the master warehouses. Orders for delivery out of the various cross-docking facilities are picked in the master warehouses, shipped in during the night, and then transferred onto local delivery trucks for final delivery. NWS owns or leases a total fleet of approximately 350 delivery trucks, consisting of 280 delivery trucks, 18 tractors, 33 trailers, 31 vans and 5 pick-up trucks. To maximize prompt and efficient product delivery, NWS' fleet is allocated among NWS' master warehouses, hyper-terminals and cross-docking facilities located throughout Indiana, Illinois and Michigan.

     As a result of a number of factors including state laws and regulations, NWS maintains independent distribution networks in Indiana, Illinois and Michigan. The Indiana distribution network operates with the Indianapolis master warehouse feeding the South Bend hyper-terminal and the Evansville cross-docking facility. The Michigan distribution network operates with the Detroit (Brownstown) master warehouse feeding the Grand Rapids hyper-terminal and the cross-docking facilities located in Escanaba, Saginaw and Traverse City. The Illinois distribution network is separated into the metropolitan Chicago area, and all other service areas. The Chicago area is serviced out of the Chicago master warehouse, while the downstate areas are serviced by the smaller Champaign master warehouse, the Peoria hyper-terminal and the Belleville cross-docking facility.

Management Information Systems

     NWS employs customized management information systems that have enabled it to more efficiently utilize its material handling and distribution system. NWS' information systems help streamline its distribution network from receipt of order through final delivery by calculating and implementing efficient product selection, optimizing delivery routes to meet specific delivery times, and allocating the proper types and volume of products on specific delivery trucks. These information systems, when used in connection with NWS' material handling systems, have allowed NWS to more efficiently manage its inventory and minimize its handling costs per case primarily by reducing labor costs.

     NWS' commitment to technology has also advanced its sales and marketing initiatives. NWS' sales force is equipped with laptop computers which allow NWS to expedite order entry and provide instant feedback to customers regarding order activity. NWS provides its customers and suppliers with the ability to directly enter and track orders via electronic data interchange ("EDI"). In addition, NWS' proprietary information systems provide its sales and marketing personnel, customers and suppliers with access to a database of information regarding the purchase and sale of alcohol-based beverages in specific geographic markets. NWS' suppliers have immediate access to information regarding product and demographic trends within specific geographic markets and NWS' customers have access to information regarding popular products or other trends from similarly situated retail locations. Management believes that its management information systems enhance its operating performance and improve its relationships with customers and suppliers.

Facilities

     NWS' distribution facilities consist of four master warehouses, three hyper-terminals and five cross-docking facilities. NWS' corporate headquarters are located in Indianapolis, Indiana.

     The master warehouses, located in Indianapolis, Chicago, Detroit (Brownstown) and Champaign, serve as the primary storage facilities and regional offices for NWS. The Chicago warehouse contains approximately 650,000 square feet of warehousing space, including a designated temperature controlled area for temperature-sensitive products. The Indianapolis warehouse contains approximately 265,000 square feet of warehousing space, including a designated temperature controlled area for temperature-sensitive products. In calendar 1997, NWS completed its new Detroit warehouse (approximately 230,000 square feet of warehousing space), including a recently installed material handling system and eight shipping docks. The Champaign warehouse contains 50,000 square feet of warehousing space and is designed to hold more high volume products for delivery to customers in central and southern Illinois.

     The following is a listing of NWS' warehouses and delivery, production and office facilities:

                                                             Total
                                               Owned/       Square
                           Location            Leased        Feet                  Principal Function
Indiana                  Indianapolis          Owned        265,000              Master Warehouse/Office
                          South Bend           Owned         76,800               Hyper-Terminal/Office
                          Evansville           Owned          5,800              Cross-Docking Facility
                          Evansville           Owned          2,400                      Office
                          Ft. Wayne            Leased         5,500                      Office
                         Merrillville          Leased         2,600                      Office
                         Indianapolis          Owned          3,500             Office (Cameron Springs)
                         Indianapolis          Owned         15,000        Production Plant (Cameron Springs)

Illinois                 Chicago (1)           Owned        650,000              Master Warehouse/Office
                          Champaign            Leased        50,000              Master Warehouse/Office
                            Peoria             Leased        35,000               Hyper-Terminal/Office
                          Belleville           Leased        16,000           Cross-Docking Facility/Office
                           Rockford            Leased         5,000                      Office
                         Springfield           Leased         1,000                      Office

Michigan             Detroit (Brownstown)      Leased       230,000              Master Warehouse/Office
                         Grand Rapids          Leased       100,000               Hyper-Terminal/Office
                           Escanaba            Leased         7,500           Cross-Docking Facility/Office
                           Saginaw             Leased         1,000              Cross-Docking Facility
                        Traverse City          Leased         5,000              Cross-Docking Facility

-----------

(1) Excludes one of NWS' Chicago properties which consists of approximately 240,000 square feet and which is in the process of being sold by NWS. The property presently is leased to an unrelated third party.

     NWS' lease agreements for the Detroit master warehouse and the Grand Rapids hyper-terminal each have a ten-year term (expiring April 20, 2007 and January 31, 2007, respectively) and provide NWS with an option to purchase.

Competition

     The wine and spirits wholesale distribution business is highly competitive. The principal competitive factors in NWS' business include service, breadth and availability of product brands offered and, to a lesser extent, price.
Distributors compete for new suppliers or brands based on reputation, market share, access to customers and ability to satisfy supplier demands. Given its size, supplier relationships, distribution networks and low operating costs, NWS is well positioned to compete in Indiana, Illinois and Michigan. NWS' primary competition in Illinois includes Romano Brothers and Judge & Dolph. Romano Brothers has recently joined with Glazer's Wholesale Distributing of Dallas, Texas to enter the Indiana market through the acquisition of a controlling interest in Olinger Distributing, the second largest Indiana distributor and the only meaningful Indiana competitor. None of the ten largest United States distributors competes with NWS in Michigan.

     There are significant barriers to entry into the wholesale wine and spirits distribution business. These barriers include established supplier-distributor relationships, specialized distribution equipment (material handling systems and delivery vehicles) and important industry knowledge regarding pricing, inventory management and distribution logistics. Historically, entry by organizations not already engaged as wine and spirits distributors in other markets has been extremely rare. The entrance of new distributors into existing markets typically takes place through acquisition.

Employees

     As of December 31, 1998, NWS had 1,517 employees. Approximately 135 employees in Michigan and 400 employees in Illinois are represented by labor unions. In Illinois, NWS has relationships with three unions:

     (1)  Teamsters Union Local 744 (expiring March 2, 2002);

     (2)  Liquor and Allied Workers Union Local 3 (annual agreements); and

     (3)  Teamsters,  Chauffeurs & Helpers  Union Local 50 (expiring  August 31,
          2001).

In Michigan, NWS has relationships with three unions:

     (1)  Teamsters Union Local 337 (expiring March 2, 2001);

     (2)  Teamsters Union Local 299 (expiring March 2, 2001); and

     (3)  Teamsters Union Local 486 (expiring March 2, 2001).

Employees of NWS in Indiana are not represented by any labor unions.

     NWS has not experienced any work stoppages in more than 15 years as a result of labor disputes and considers its employee relations to be good.

Regulatory Considerations

     The manufacturing, importation, distribution and sale of alcohol-based beverages is subject to regulation by the federal government through the Department of the Treasury, Bureau of Alcohol, Tobacco and Firearms ("ATF"), as well as by state and local regulatory agencies. Suppliers, distributors and customers must be properly licensed in order to sell alcohol-based beverages.

         In most states, the alcohol-based beverage industry operates within what is commonly referred to as a three-tier system of distribution. The three tiers are identified as follows:

     (1) Tier One is comprised of suppliers which produce alcohol-based beverages and/or importers of alcohol-based beverages;

     (2)  Tier Two is comprised of distributors, such as NWS; and

     (3)  Tier Three is comprised of retail licensees.

Under this system, suppliers sell to distributors, distributors sell to retailers, and retailers sell to consumers. Suppliers may not sell to retailers or consumers and distributors may not sell directly to consumers. Most states prohibit suppliers or distributors from having an interest in retail licensees. NWS directly and through its affiliates holds federal basic permits and state permits/licenses as a distributor and importer. Also, NWS-Illinois holds out-of-state shipper permits that allow it to ship certain products from one state to a licensed distributor in any one of the other states.

     NWS is required to have each of its officers, directors and principal stockholders (owning 5% or more of the issued and old stock) qualified by federal and state governmental agencies to have an interest in a licensed company. NWS' officers, directors and principal stockholders have been, or are in the process of being, deemed to be qualified parties by ATF and state regulatory agencies.

     Suppliers (Tier One) and retail licensees selling directly to consumers (Tier Three) are more heavily regulated than distributors (Tier Two) by governmental authorities. Distributors like NWS face scrutiny in a number of important areas, including initial licensing or permitting and sales and marketing activities with or on behalf of retail customers. The distributors may not give or transfer anything of value to their customers in exchange for business or other consideration. The definition of "value" differs from state to state. NWS participates in significant promotional activities for suppliers and customers. Suppliers also are increasingly asking distributors to be responsible for activities and related costs formerly undertaken by suppliers as suppliers pursue ways to reduce their operating costs. These increased demands will likely challenge distributors, including NWS, which desire to meet the wishes of their suppliers and customers. As a result, NWS regularly provides training and education programming for its sales and marketing personnel.

     NWS believes that it is in compliance with applicable regulations in all material respects. Consistent with industry practice, the sales and marketing activities permitted by distributors for the benefit of Tier One suppliers are generally regulated by state licensing authorities, many of which regularly advise distributor representatives of activities that would not be the subject of enforcement action for failure to comply with all regulations they administer. NWS relies on such enforcement guidance, which is subject to change at the discretion of the regulatory authorities, in determining the scope of its permitted sales and marketing activities.

     As part of its regulatory compliance program, NWS is in frequent contact with regulatory agencies so that NWS can:

     (1)  be kept current on regulatory developments affecting NWS;

     (2) obtain answers from the agencies to questions from Company personnel regarding compliance issues; and

     (3)  encourage   enforcement  of  applicable  laws  and  regulations  on  a consistent basis throughout its markets.

NWS believes that prompt and consistent enforcement by the regulatory agencies is important and benefits NWS.

Certain Legal Matters

     NWS is involved in litigation from time to time in the ordinary course of its business. NWS is a party to a lawsuit brought by several drivers of NWS-Illinois who allege age discrimination and workers' compensation retaliation and claim back pay and front pay damages of $1.9 million and $1.0 million, respectively, and the costs of the action. In April 1999, NWS settled this lawsuit for approximately $475,000 (inclusive of all costs including attorney fees), payable over five years. Documentation of this settlement has not been completed or approved. NWS does not believe that an adverse judgment in any other matter to which NWS is a party would have a material adverse effect on NWS' results of operation, financial condition or debt service capabilities.

Environmental Matters

     NWS currently owns and/or leases a number of properties, and historically it has owned and/or leased others. Under applicable environmental laws, NWS may be responsible for remediation of environmental conditions relating to the presence of certain hazardous substances on such properties. The liability imposed by such laws is often joint and several without regard for whether the property owner or operator knew of, or was responsible for, the presence of such hazardous substances. In addition, the presence of such hazardous substances, or the failure to properly remediate such substances, may adversely affect the property owner's ability to borrow using the real estate as collateral and to transfer its interest in the real estate. Although NWS is not aware of the presence of hazardous substances requiring remediation, there can be no assurance that releases unknown to NWS have not occurred. Except for blending and bottling of a few of NWS' private label brands, NWS does not manufacture any of the wine or spirit products it sells and believes that it has conducted its business in substantial compliance with applicable environmental laws and regulations.

MANAGEMENT

Directors and Executive Officers

     The following table sets forth certain information concerning the directors and executive officers of NWS who have agreed to serve, subject to the completion of regulatory filings:

Name                                    Age       Position
James E. LaCrosse.............          66        Chairman, President, Chief Executive Officer and Director
Martin H. Bart................          66        Sr. Vice President and Director
J. Smoke Wallin...............          32        Executive Vice President, Chief Financial Officer, Secretary
                                                  and Director
James Beck....................          54        President, NWS-Indiana and Director
Mitchell Stoltz...............          45        President, NWS-Illinois and Director
Richard P. Paladino...........          53        President, NWS-Michigan and Director
Richard Quinn.................          64        President, Cameron Springs Division and Director
Norma M. Johnston.............          70        Director
Patricia J. LaCrosse..........          62        Director
Catherine LaCrosse Wallentine.          31        Director

     James E. LaCrosse has served as Chairman, President, Chief Executive Officer and a Director of NWS since December, 1998. Previously, Mr. LaCrosse served as Chairman and Director of NWS since its formation in 1973, and prior to 1973 was employed by various companies in a financial capacity. Mr. LaCrosse received an M.B.A. from Harvard University in 1961 and a B.A. in economics from Wesleyan University in 1957.

     Martin H. Bart has served as Senior Vice President and a Director of NWS since December, 1998. Previously Mr. Bart served as Vice Chairman of NWS from 1995 to 1998. Prior to joining NWS, Mr. Bart served in various positions with the Joseph E. Seagram & Son Company from 1956 to 1993, and retired as Executive Vice President of Sales and Marketing. Mr. Bart received a B.A. in economics from Long Island University in 1955.

     J. Smoke Wallin has served as Executive Vice President, Chief Financial Officer, Secretary and a Director of NWS since December, 1998. Previously, Mr. Wallin was Executive Vice President, Corporate Group of NWS from 1993 to 1998. Mr. Wallin began his career at NWS in 1988 and has served in various positions including Chief Information Officer and Brand Manager. Mr. Wallin received an M.B.A. in Finance from Vanderbilt University-Owen School of Management in 1993 and a B.S. in economics from Cornell University in 1989. Mr. Wallin is Mr. LaCrosse's son-in-law.

     James Beck has served as President of NWS-Indiana since 1992. Mr. Beck joined NWS in 1972, and has served in various positions, including Executive
Vice President of Sales for 14 years prior to being named President of NWS-Indiana. Mr. Beck has been a Director of NWS since December, 1998. Mr. Beck received a B.S. in Business from Ball State University in 1968.

     Mitchell Stoltz has served as President of NWS-Illinois since 1995. Prior to becoming President, Mr. Stoltz served as Executive Vice President of Sales and Marketing for NWS-Illinois. Prior to joining NWS in 1992, Mr. Stoltz served as Vice President and General Manager for Magnolia Marketing Company and as President for Admiral Wine Company. Mr. Stoltz has been a Director of NWS since December, 1998. Mr. Stoltz received an M.M. from Northwestern University Kellogg Graduate School of Management in 1985 and a B.A. in Business from Notre Dame University in 1976.

     Richard P. Paladino has served as President of NWS-Michigan since 1997, and a Director of NWS since December, 1998. Prior to joining NWS, Mr. Paladino served as Vice President, Finance and Operations of United Beverage Company from 1984 to 1994. Mr. Paladino received a B.S. in Accounting from Notre Dame University in 1967.

     Richard Quinn has served as President of Cameron Springs Company since 1990. Mr. Quinn has been a Director of NWS since December, 1998. Mr. Quinn received his A.B. in English Literature from Brown University in 1959.

     Norma M. Johnston has been a Director of NWS since 1976, and a Director of NWS since December, 1998. Mrs. Johnston served as Secretary of NWS from 1976 to 1998.

     Patricia J. LaCrosse has been a Director of NWS since its formation in 1973. Mrs. LaCrosse received a B.A. from the University of Michigan in 1957. Mrs. LaCrosse is Mr. LaCrosse's spouse.

     Catherine LaCrosse Wallentine has served as District Sales Manager of NWS-Illinois since January, 1997, and Director of NWS since December, 1998. Ms. LaCrosse-Wallentine joined NWS in 1994 and has served in various sales and marketing positions. Ms. LaCrosse-Wallentine received a B.A. in history from Indiana University in 1990. Ms. LaCrosse-Wallentine is Mr. LaCrosse's daughter.

Compensation of Directors

     Directors of NWS have in the past received $3,000 per year for serving as directors. After the exchange offer, employees of NWS who are also directors of NWS will not receive any fees or compensation for their services as directors. NWS will reimburse directors for their expenses incurred in connection with their activities as directors. Not later than July 31, 1999, NWS intends to elect up to four independent directors to its Board of Directors and will, at that time, modify its director compensation policy.

Executive Compensation

     The following table sets forth the compensation paid by NWS to James E. LaCrosse, Chief Executive Officer, and to each of the four most highly compensated executive officers of NWS for 1998:

Summary Compensation Table
                                                                             Annual Compensation
                                                       -----------------------------------------------------------------
                                                                                      Other Annual         All Other
Name and Principal Position                    Year        Salary        Bonus        Compensation      Compensation(1)
James E. LaCrosse                              1998        $407,000     $     --        $40,442(2)          $238,000(3)
   Chairman, President and CEO
J. Smoke Wallin                                1998         113,423       26,000          1,620(4)             5,671
   Executive Vice President, Chief Financial
   Officer and Secretary
James Beck                                     1998         135,063      150,000            971(4)             6,753
   President, NWS-Indiana
Mitchell Stoltz                                1998         164,135       30,000          3,600(5)             8,225
   President, NWS-Illinois
Richard Paladino                               1998         125,000           --                --             1,442
   President, NWS-Michigan

-----------

(1) Includes employer 401(k) Plan contributions in the following amounts: Mr. LaCrosse, $8,000; Mr. Wallin, $5,671; Mr. Beck, $6,753; Mr. Stoltz, $8,225;
     and Mr. Paladino, $1,442.

(2) Consists of $4,123 representing personal use of a company supplied automobile, $5,873 representing payments by NWS for medical insurance premiums, and $30,446 representing payment by NWS for medical expenses incurred by one of Mr. LaCrosse's family members.

(3) Includes $230,000 of life insurance premiums paid by NWS on behalf of Mr. LaCrosse and for the benefit of the LaCrosse family trust for estate planning purposes. NWS expects the premiums paid on behalf of Mr. LaCrosse in the future will remain at their current annual rate. Upon the death of Mr. LaCrosse or termination of the life insurance policies, NWS is entitled to repayment out of the proceeds of the policies of all premiums paid on behalf of Mr. LaCrosse for the benefit of the LaCrosse family trust since the inception of the policy in 1994.

(4)  Represents personal use of a company supplied automobile.

(5)  Represents payments by NWS of country club dues.

CERTAIN TRANSACTIONS

     From time to time, NWS-Indiana has loaned money to its principal shareholders, James E. LaCrosse and Norma M. Johnston, the primary purpose of which was to provide the necessary funds to finance start-up expenses and working capital needs of NWS-Illinois, an affiliated company owned prior to the reorganization by Mr. LaCrosse, Mrs. Johnston and Martin H. Bart. As of December 31, 1998, total indebtedness of Mr. LaCrosse and Mrs. Johnston to NWS-Indiana was $10.1 million. The indebtedness, which is presently due upon demand, bears interest at the prime lending rate of NWS' principal lending institution (7.75% at December 31, 1998). The proceeds of the loans were provided by Mr. LaCrosse and Mrs. Johnston to NWS-Illinois in the form of loans or additional capital contributions. As of December 31, 1998, NWS-Illinois was indebted to Mr. LaCrosse and Mrs. Johnston in the amount of $4.4 million. This indebtedness to Mr. LaCrosse and Mrs. Johnston, which matures in 2009, is subordinated to the notes and the new credit facility, and bears interest at 7.75% (prime rate at December 31, 1998). The obligations of NWS-Illinois under the subordinated shareholder notes are expressly subject to timely payment by Mr. LaCrosse and Mrs. Johnston of their obligations under their notes to NWS-Indiana.

     On July 27, 1998, Mr. LaCrosse transferred substantially all of his non-voting stock to a family trust for estate-planning purposes. As a part of this transfer and in addition to normal distributions for tax purposes, NWS expects that Mr. LaCrosse will cause NWS to make special distributions to Mr. LaCrosse, the trust and Mrs. Johnston, subject to the terms and conditions contained in the Indenture (including the limitation on restricted payments) and the new credit facility. The special distributions will be subject to, among other conditions, payments to NWS-Indiana by Mr. LaCrosse and Mrs. Johnston of amounts not less than the special distributions under the terms of the notes of Mr. LaCrosse and Mrs. Johnston to NWS-Illinois. The terms of the new credit facility allows, subject to certain conditions and limitations, the special distributions.

     NWS-Indiana  and  NWS-Illinois  have operated as S  corporations  under the
Code, and their respective subsidiaries have all operated as qualified subchapter S subsidiaries under the Code or other similarly taxed pass-through entities (the "S Corp. Businesses"). NWS has elected or will elect to be treated as an S corporation under the Code and for each of its subsidiaries to be qualified subchapter S subsidiaries under the Code or similar pass-through entities for tax purposes. The S Corp. Businesses have not been subject to tax on their respective net taxable incomes, and the shareholders of the S Corp. Businesses have been directly subject to tax on their respective proportionate shares of such net taxable income. NWS-Indiana and NWS-Illinois have historically made cash distributions to Mr. LaCrosse, Mrs. Johnston and Mr. Bart in amounts equal to or greater than their respective tax obligations related to the S Corp. Businesses. The aggregate amount of these distributions during 1996, 1997 and 1998 were $7.8 million, $6.1 million and $2.8 million, respectively. The terms of the Indenture and the new credit facility permit NWS to make distributions to shareholders with respect to their tax liabilities subject to certain conditions and limitations. See "Description of the Exchange Notes -- Certain Covenants -- Restricted Payments."

     NWS-Illinois also paid a company owned by Mr. Bart $0.2 million during 1998 for certain consulting services provided by Mr. Bart to NWS-Illinois. During 1998, NWS-Indiana entered into a five year non-compete agreement with James Beck, president of NWS-Indiana and a Director of NWS, under which Mr. Beck was paid $0.3 million by NWS. NWS-Indiana obtained certain inventory and other property related to the wholesale cigar distribution business previously operated by Mr. Beck.

     NWS pays "split-dollar" insurance premiums on seven insurance policies with a fair value of $14.0 million on the lives of Mr. LaCrosse and Ms. Johnston. See "Management -- Executive Compensation." NWS is entitled to receive reimbursement for all premiums paid out of the proceeds of these policies upon the death of Mr. LaCrosse and Ms. Johnson. Premiums paid by NWS were $264,000 for the years ended March 31, 1998 and 1997 and $357,000 for the year ended March 31, 1996. The LaCrosse Family Trust is the beneficiary of those policies.

PRINCIPAL STOCKHOLDERS

     NWS has two authorized classes of capital stock, voting common stock and non-voting common stock. The following table sets forth the beneficial ownership following the reorganization of NWS' voting common stock by each person known by NWS to (i) beneficially own 5% or more of NWS' voting common stock, and (ii) by all executive officers and directors of NWS as a group. Except for Mr. LaCrosse and Mrs. Johnston, who have sole voting and investment power with respect to their voting common stock, no other executive officer or director owns any shares of NWS' voting common stock.


Name and Address                                           Number of
                                                             Shares        Percent
James E. LaCrosse
     700 West Morris Street
     Indianapolis, Indiana 46225....................         86,520           83%

Norma M. Johnston
     700 West Morris Street
     Indianapolis, Indiana 46225....................         18,000           17

All executive officers and directors as a group
     (9 persons)....................................        104,520          100

     The stockholders of NWS have entered into stockholder agreements with each other and NWS. Such agreements contain certain restrictions relating to transfers of stock and provide for certain rights to purchase and sell stock of each corporation, among other matters. In particular, the stockholder agreement with NWS governs the transferability of Mrs. Johnston's stock in NWS. The LaCrosse family is obligated to purchase Mrs. Johnston's stock at her death or during her lifetime should she decide to sell. NWS becomes obligated to purchase only if the LaCrosse family refuses or fails to purchase. The LaCrosse family and NWS also have the right to purchase Mrs. Johnston's stock at the death of Mr. LaCrosse. Any obligation of NWS to purchase the stock owned by Mrs. Johnston is subject to the terms of the Indenture governing the notes and the new credit facility. No right to purchase stock owned by Mr. LaCrosse or a trust for the benefit of his family exists in favor of Mrs. Johnston.

     The stockholders have also agreed not to take any action or effect any transfer that would cause NWS or any of its subsidiaries to fail to qualify as an S corporation or other pass-through entity for federal income tax purposes. In addition, the stockholders have entered into a Tax Indemnification Agreement whereby they have agreed to indemnify NWS and its subsidiaries for any loss that may arise in the event NWS or any of its subsidiaries should fail to maintain its Pass-Through Status.

     The LaCrosse family and NWS own life insurance policies on behalf of Mrs. Johnston in face amount of $4.0 million and $0.5 million, respectively.

DESCRIPTION OF CREDIT FACILITY AND OTHER INDEBTEDNESS

     The following sets forth information concerning NWS' new credit facility and indebtedness expected to be outstanding immediately following the exchange offer. For purposes of this section, the term "Closing Date" refers to January 25, 1999.

New Credit Facility

     General. In January, 1999, NWS entered into a new credit facility with NBD Bank, on behalf of itself and as agent for a syndicate of other lenders. The new credit facility provides for revolving loans to NWS and the issuance of letters of credit for the account of NWS in an aggregate principal and stated amount at any time not to exceed $60 million, of which not more than $5 million may be represented by letters of credit.

     Loans under the new credit facility are available at any time within five years after the Closing Date. Letters of credit under the new credit facility will be available at any time on and after the Closing Date. The obligations of NWS under the new credit facility will be guaranteed by the guarantors. See "Description of the Exchange Notes --Certain Definitions."

     Interest Rates and Commitment Fees. At NWS' option, the interest rates per annum applicable to the new revolving credit facility are either the Base Rate (as defined) or the Eurodollar Rate (as defined) plus margins ranging from 0% to 1.25% for Base Rate revolving loans and 1.0% to 3.0% for Eurodollar Rate revolving loans. The Base Rate is the highest of (a) NBD's prime rate and (b) the Federal Funds Effective Rate plus 0.50%. The applicable margins depend upon two factors. First, NWS may elect advance rates on accounts receivable and inventory of (i) 80% accounts receivable and 60% inventory; (ii) 75% accounts receivable and 55% inventory; and (iii) 70% accounts receivable and 50% inventory. Second, NWS' ratio of EBITDA as defined in the new credit facility to net interest expense is determined to complete the pricing matrix. The pricing under the new credit facility improves as NWS' advance rates decline and its interest coverage improves. The margin in respect of the new credit facility is the Base Rate plus .50% and Eurodollar Rate plus 2.25% and is subject to adjustment after three months following the Closing Date based on the ratio of NWS' EBITDA to net interest expense.

     NWS pays a commission on the face amount of all outstanding letters of credit at a per annum rate equal to the Applicable Margin (as defined) then in effect with respect to the Eurodollar Rate loans under the new credit facility. A fronting fee equal to 0.25% per annum on the face amount of each letter of credit is also payable annually in advance to NBD Bank for its own account. NWS pays a per annum commitment fee ranging from 0.25% to 0.50% on the undrawn portion of the commitments in respect of the new revolving credit facility. This commitment fee which initially is 0.50% on the undrawn portion is subject to adjustment after three months following the Closing Date based on the ratio of NWS' EBITDA to net interest expense.

     Collateral. The new credit facility is secured by first priority security interests in all the accounts receivable and inventories of NWS, NWS-Indiana, NWS-Illinois, NWS-Michigan and NWS-LLC, as well as a pledge of intercompany notes evidencing loans from NWS to its subsidiaries. These intercompany notes are also secured by a second priority security interest in the accounts receivable and inventories of the subsidiaries and are limited in aggregate amount to the balance at any time outstanding under the new credit facility. The terms of the pledge agreement and other related security documents in favor of the banks under the new credit facility related to the intercompany indebtedness expressly limit the collateral to the underlying accounts receivable and inventory.

     Covenants. The new credit facility contains a number of significant covenants that, among other things, restricts the ability of NWS and the guarantors to do the following:

                    o    dispose of assets;

                    o    incur additional indebtedness;

                    o    pay dividends;

                    o    create liens on assets;

                    o    make investments or acquisitions;

                    o    engage in mergers or consolidations;

                    o    make capital expenditures;

                    o or engage in certain transactions with affiliates and otherwise restrict corporate activities.

The new credit facility also limits NWS' ability to repurchase the exchange notes in the event of a change of control. In addition, under the new credit facility NWS is required to comply with a minimum EBITDA interest coverage ratio of not less than 1.5 to 1.0 increasing on March 31, 2000 to 1.75 to 1.0 and a funded debt maximum of 7.5 to 1.0 decreasing on September 30, 1999 to 6.5 to 1.0.

     Events of Default. Events of default under the new credit facility include the following:

                    o    nonpayment of principal when due;

                    o nonpayment of interest, fees or other amounts after a grace period of five days;

                    o    material inaccuracy of representations and warranties;

                    o violation of covenants (subject, in the case of certain covenants, to customary grace periods);

                    o    cross-default;

                    o    bankruptcy events;

                    o    certain ERISA events;

                    o    material judgments;

                    o actual or asserted invalidity of any material provision of any guarantee or security document, or any security interest; and

                    o    a change of control.

Upon the occurrence of an event of default, NBD Bank may, in its capacity as administrative agent, accelerate payments due under the new credit facility.

Other Indebtedness

     NWS is obligated under certain loans from third parties and shareholders of NWS. NWS' master warehouse in Indianapolis, Indiana has been financed with proceeds from industrial revenue bonds with favorable rates. The bonds had a principal balance of $0.3 million at December 31, 1998, mature in 2003 and are secured by the Indianapolis master warehouse. NWS is also obligated to a former employee in the principal amount of $0.4 million which matures on June 30, 1999 and under an unsecured non-compete agreement with a former stockholder which had a principal balance of $0.6 million at December 31, 1998 and matures on April 1, 2000. NWS-Illinois has unsecured notes payable to James E. LaCrosse and Norma Johnston in the amount of $4.4 million at December 31, 1998. See "Certain Transactions." All of these notes are subordinated to the exchange notes and the new credit facility. The notes due Mr. LaCrosse and Mrs. Johnston will accrue interest at NBD's prime rate, will mature in 2009 and may be prepaid at any time by NWS-Illinois, subject to the limitations contained in the Indenture and the new credit facility.

DESCRIPTION OF THE EXCHANGE NOTES

General

     You can find the definitions of certain terms used in this description under the subheading "Certain Definitions". In this description, "NWS" refers only to National Wine & Spirits, Inc.

     NWS will issue the exchange notes under an Indenture (the "Indenture") dated January 25, 1999 among itself, the Guarantors and Norwest Bank Minnesota, N.A., as trustee (the "Trustee"). The terms of the exchange notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. As of December 31, 1998, on a pro forma basis after giving effect to the January, 1999 offering and the New Credit Facility and the application of the net proceeds therefrom, NWS and its Subsidiaries would have had approximately $122.4 million of outstanding unsubordinated Indebtedness (excluding the Guarantees), of which $12.4 million would have been secured Indebtedness.

     The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of these notes. We have filed copies of the Indenture as an exhibit to the Registration Statement which includes this Prospectus.

Brief Description of the Notes and the Guarantees

     The Notes

     These Notes:

          o    are general unsecured Obligations of NWS;

          o are subordinated in right of payment to all existing and future secured debt of the NWS;

          o are senior in right of payment to any existing and future subordinate debt of NWS; and

          o    are unconditionally guaranteed by the Guaranators.

     Because the operations of NWS are conducted through its Subsidiaries it is dependent upon the cash flow of its Subsidiaries to meet its Obligations, including its Obligations under the exchange notes. As of the date of the Indenture, all of NWS' Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances, NWS will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants contained in the Indenture.

     The Guarantees

     These notes are guaranteed by the following Subsidiaries of NWS:

            NWS - Indiana
            NWS - Illinois
            NWS - Michigan
            NWS - LLC

     The guarantees of these notes:

          o    are general unsecured Obligations of each Guarantor;

          o are subordinated to all existing and future secured Indebtedness of each Guarantor, including Guarantees under the New Credit Facility, which will be secured by the Guarantors' inventory and accounts receivable and the pledge of certain intercompany notes evidencing Credit Facility Intercompany Indebtedness, which notes are also secured by a second priority security interest in all the accounts receivable and inventories of the Guarantors and which are at all times limited in aggregate amount to the balance at any time outstanding under the New Credit Facility; and

          o are senior in right of payment to any existing and future subordinate Indebtedness of each Guarantor.

     As of December 31, 1998, assuming NWS had completed the offering and the New Credit Facility and applied the proceeds as intended, the Guarantors would have had approximately $0.3 million of outstanding unsubordinated Indebtedness in addition to their Guarantees of the exchange notes and the guarantees of the New Credit Facility.

Principal, Maturity and Interest

     NWS will issue notes with a maximum aggregate principal amount of $110.0 million and will mature on January 15, 2009. NWS will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on January 15, 2009.

     Interest on the notes will accrue at the rate of 10.125% per annum and will be payable semi-annually in arrears on January 15 and July 15, commencing on July 15, 1999, NWS will make each interest payment to the holders of record immediately preceding December 31 and June 30.

     Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

     If a holder has given wire transfer instructions to NWS, NWS will make all principal, premium and interest payments on those notes in accordance with instructions. All other payments on these notes will be made at the office or agency of NWS within the City and State of New York unless NWS elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

     The Trustee will initially act as Paying Agent and Registrar. Until otherwise designated by NWS, its office or agency in New York will be the office of the Trustee maintained for such purpose.

     As of the date of the Indenture, all of our Subsidiaries will be "Restricted Subsidiaries." However, under the circumstances described below under the subheading "Certain Covenants -- Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. Unrestricted Subsidiaries will not guarantee these notes.

Optional Redemption

     NWS may redeem the notes, in whole or in part, at any time and from times to time after January 15, 2004 and prior to maturity. The notes may be redeemed at the following redemption prices, expressed as percentages of principal amount plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on January 15 of the years indicated below:


Year                                           Percentage

2004.........................................  105.0625%
2005.........................................  103.3750%
2006.........................................  101.6875%
2007 and thereafter..........................  100.0000%

     In addition, prior to January 20, 2002, NWS may redeem up to 33.33% of the aggregate principal amount of the notes with the proceeds of one or more equity offerings by NWS at a redemption price of 110.125% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date. However, at least 66.67% of the original amount of the notes must remain outstanding after each such redemption. In addition such redemption must occur within 45 days of the date of the closing of each such public offering.

Selection and Notice of Redemption

     In the event that less than all of the notes are redeemed pursuant to any optional redemption, selection of the notes for redemption, will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deemed fair and appropriate. No notes of $1,000 or less may be redeemed in part. Notices of redemption must be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at the holder's registered address.

     If any note is to be redeemed in part only, the notice of redemption that relates to such note must state the portion of the principal amount or principal amount at maturity, as the case may be, to be redeemed. A note in a principal amount equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as NWS has deposited with the Paying Agent for the notes funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Mandatory Redemption

     Except as set forth below under "Repurchase at the Option of Holders," NWS is not required to make mandatory redemption or sinking fund payments with respect to the exchange notes.

Repurchase at the Option of Holders

     Change of Control

     If a Change of Control occurs, each holder of notes will have the right to require NWS to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's notes at a price in cash equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase. Within ten days following any Change of Control, NWS will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase the notes on a specified date , which shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. NWS will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

On the Change of Control Payment Date, NWS will, to the extent lawful:

               (1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control offer,

               (2) deposit with the Trustee an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

               (3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of the notes or portions thereof being purchased by NWS.

     The Trustee will promptly mail to each holder of the notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. NWS will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the notes to require that NWS repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

     The New Credit Facility contains prohibitions of certain events that would constitute a Change of Control and limits NWS' ability to repurchase notes in the event of a Change of Control. In addition, the exercise by the holders of notes of their right to require NWS to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchases on NWS. Finally, NWS' ability to pay cash to the holders of exchange notes upon a repurchase may be limited by NWS' then existing financial resources.

     NWS will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by NWS and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

     Asset Sales

     NWS will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

               (1) NWS or the Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

               (2) such fair market value is determined by NWS' Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee; and

               (3) at least 75% of the consideration received by NWS or such Restricted Subsidiary is in the form of cash.

For the purposes of this provision, the following shall be deemed to be cash:

               o any liabilities (as shown on NWS or such Restricted Subsidiary's most recent balance sheet) of NWS or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases NWS or such Restricted Subsidiary from further liability; and

               o any securities, notes or other Obligations received by NWS or any such Restricted Subsidiary from such transferee that are converted by NWS or such Restricted Subsidiary into cash (to the extent of the cash received) within 10 business days.

     However, NWS may:

               (1) sell its Cameron Springs bottled water business for fair market value without complying with clause (3) above provided that the non-cash consideration received is in the form of securities registered under the Securities Act or subject to a Registration Rights Agreement providing for registration under the Securities Act within 90 days after the sale; and

               (2) sell beer franchises, brand labels and distribution rights of NWS-Illinois or sell all or part of its U.S. Beverage operations for fair market value, including cash royalty payments or cash payments over time, without complying with clause (3) above.

     Within 360 days after the receipt of any Net Proceeds from an Asset Sale, NWS may apply such Net Proceeds at its option:

               (1) to repay Indebtedness under a Credit Facility and to reduce commitments with respect to revolving borrowings so long as the repayment does not affect NWS' Borrowing Base;

               (2) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business;

               (3)  to make a capital expenditure; or

               (4) to acquire other long-term assets that are used or useful in a Permitted Business.

Pending the final application of any such Net Proceeds, NWS may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

     Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $10 million, NWS will be required to make an Asset Sale Offer to all holders of notes to purchase the maximum principal amount of notes and any other equally ranking Indebtedness, including a comparable asset sale covenant that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be in cash in an amount equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase. If any Excess Proceeds remain after consummation of an Asset Sale Offer, NWS may use such Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes and such other equally ranking Indebtedness surrendered by holders exceeds the amount of Excess
Proceeds, the notes and such other equally ranking Indebtedness shall be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

Certain Covenants

     Restricted Payments

     NWS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1) declare or pay any dividend or make any other payment or distribution on account of its or any of its Restricted Subsidiaries' Equity Interests, including payments in connection with any merger or consolidation involving NWS, or to the direct or indirect holders of NWS' or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of NWS or to NWS or any of its Restricted Subsidiaries of NWS);

          (2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of NWS or any direct or indirect parent of NWS or other Affiliate of NWS (other than any such Equity Interests owned by NWS or any Restricted Subsidiary of NWS) that is not a Permitted Investment;

          (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, except a payment of interest or principal at stated maturity;

          (4) make any payment of salary, bonus, and any other cash compensation, including split-dollar insurance premiums, that is characterized as income on Form W-2 to or for the benefit of any Person who is a beneficial owner of more than 10% of the outstanding Voting Stock of NWS, or to or for the benefit of any Immediate Family member of such Person, in excess of $950,000 annually for any individual or in excess of $2.5 million annually in the aggregate for all such individuals;

          (5) make any cash payment (including any repurchase or redemption) after the date of the Indenture on any Indebtedness owing to any shareholder on any NWS-Illinois Shareholder Subordinated Exchange Note; or

          (6) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (5) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

          (1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (2) NWS would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of "--Incurrence of Indebtedness and Issuance of Preferred Stock"; and

          (3) such Restricted Payment, together with the aggregate amount of all other restricted payments made by NWS and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (2), (3), (4) and (5) of the next succeeding paragraph), is less than the sum of:

               (a) 50% of the Consolidated Net Income of NWS for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of NWS' most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

               (b) 100% of the aggregate net cash proceeds received by NWS from the issue or sale since the date of the Indenture of Equity Interests of NWS (other than Disqualified Stock) or of Disqualified Stock or debt securities of NWS that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of NWS and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock) and 100% of the capital contributions received by NWS after the date of the Indenture in cash, plus

               (c) one year and one day after the date of such receipt, 100% of the cash payments received by NWS or a Restricted Subsidiary of NWS after the date of the Indenture on a Company Shareholder Exchange Note Receivable, plus

               (d) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of; (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

               (e)  50%  of  any  dividends  received  by  NWS  or a  Controlled
                    Subsidiary after the date of the Indenture from an Unrestricted Subsidiary of NWS, to the extent that such dividends were not otherwise included in Consolidated Net Income of NWS for such period.

     So long as the Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

          (1) The payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

          (2) The redemption, repurchase, retirement, defeasance or other acquisition of any pari passu or subordinate Indebtedness or Equity Interests of NWS in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than Disqualified Stock); provided that the amount of any such Net Proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the proceeding paragraph;

          (3) The defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

          (4) The payment of any dividend by a Restricted Subsidiary to the holders of its common Equity Interests on a pro rata basis;

          (5) The payment of the Permitted Quarterly Tax Distributions to the holders of Capital Stock of any of the S-Corp. Businesses as described below; and

          (6) The payment of any Restricted Payments not otherwise permitted in an aggregate amount not exceeding $2.5 million.

     For so long as each S-Corp. Business qualifies as a pass-through entity for federal income tax purposes, such S-Corp. Business may make cash distributions to its shareholders or members, during each Quarterly Payment Period, in an aggregate amount not to exceed the Permitted Quarterly Tax Distribution in respect of the related Estimation Period. If any portion of a Permitted Quarterly Tax Distribution is not distributed during such Quarterly Payment Period, the Permitted Quarterly Tax Distribution payable during the immediately following Quarterly Payment Period shall be increased by such undistributed portion.

     Within 10 days following NWS' filing of Internal Revenue Service Form 1120S for the immediately preceding taxable year, the Tax Amounts CPA shall file with the Trustee a written statement indicating in reasonable detail the calculation of the True-up Amount. In the case of a True-up Amount due to the shareholders or members, the Permitted Quarterly Tax Distribution payable during the following Quarterly Payment Periods shall be increased by such True-up Amount. In the case of a True-up Amount due to NWS, the Permitted Quarterly Tax
Distribution payable during the following Quarterly Payment Periods shall be reduced by such True-up Amount and the excess, if any, of the True-up Amount over such Permitted Quarterly Tax Distribution shall be applied to reduce the following Permitted Quarterly Tax Distributions until such True-up Amount is entirely offset.

     The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default; provided that in no event shall the business currently operated by NWS-Indiana, NWS-Illinois (other than its U.S. Beverage craft beer business), NWS-LLC or NWS-Michigan be transferred to or held by an Unrestricted Subsidiary. In the event of any such designation, all outstanding Investments owned by NWS and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant or Permitted Investments, as applicable. All such outstanding Investments will be deemed to constitute Restricted Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if such redesignation would not cause a Default.

     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by NWS or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $5.0 million. Not later than the date of making any Restricted Payment, NWS shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

     Incurrence of Indebtedness and Issuance of Preferred Stock

     NWS will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and NWS will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock. However, NWS and any Guarantor may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio would be greater than:

     o 2.0 to 1.0 if such incurrence or issuance occurs on or before the second anniversary of the date of the Indenture, and

     o 2.25 to 1.0 if such incurrence or issuance occurs at any time thereafter,

In each case, determined on a pro forma basis (including a pro forma application of the Net Proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period;

     So long as no Default shall have occurred and be continuing or would be caused thereby, the first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt")

          (1) the incurrence by NWS or any Guarantor of Indebtedness and letters of credit under Credit Facilities; provided, that the aggregate principal amount will not exceed an amount equal to the greater of:

                    o $60.0 million (provided that such amount shall be reduced to the extent of any reduction or elimination of any commitment under any Credit Facility resulting from or relating to the formation of any Receivables Subsidiary or the consummation of any Qualified Receivables Transaction) less the aggregate amount of all Net Proceeds of Asset Sales that have been applied by NWS or any of its Restricted Subsidiaries since the date of the Indenture to repay Indebtedness under a Credit Facility pursuant to the covenant described above under the caption "--Asset Sales," and

                    o the amount of the Borrowing Base as of the date of such incurrence;

               Provided further, that, after giving effect to such incurrence and the application of proceeds thereof, the aggregate principal amount of all term Indebtedness and letters of credit (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of NWS and its Restricted Subsidiaries thereunder) at any time outstanding under all Credit Facilities after giving effect to such incurrence, does not exceed an amount equal to the greater of (a) $30.0 million or (b) 50% of the amount of the Borrowing Base as of the date of such incurrence;

          (2) the incurrence by NWS or any of its Restricted Subsidiaries of the Existing Indebtedness;

          (3)  the incurrence of Indebtedness represented by the notes ;

          (4) the incurrence by NWS or any of its Restricted Subsidiaries of Indebtedness in the form of Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of NWS and its Restricted Subsidiaries (including industrial revenue bonds, tax increment financing and related reimbursement obligations), in an aggregate principal amount, including any related Permitted Refinancing, not to exceed $5 million at any time outstanding;

          (5) the incurrence by NWS or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness that was permitted by the Indenture to be incurred pursuant to clause (2) or (3) of this paragraph or pursuant to the immediately preceding paragraph;

          (6) the incurrence by NWS or any of its Restricted Subsidiaries of intercompany Indebtedness, including Credit Facility Intercompany Indebtedness, between or among NWS and any Restricted Subsidiary that is a Guarantor; provided, however, that (i) except for Credit Facility Intercompany Indebtedness, (A) if NWS is the
               obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, or (B) if a Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to all Obligations with respect to such Guarantor's Subsidiary Guarantee and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than NWS or a Restricted Subsidiary that is a Guarantor and (B) any sale or other transfer of any such Indebtedness to a Person that is not either NWS or a Restricted Subsidiary that is a Guarantor shall be deemed, in each case, to constitute an incurrence of such Indebtedness by NWS or such Restricted Subsidiary, as the case may be;

          (7) the incurrence by NWS or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding;

          (8) the Guarantee by NWS or any of the Guarantors of Indebtedness of NWS or a Restricted Subsidiary of NWS that was permitted to be incurred by another provision of this covenant (except clause (9) of this paragraph);

          (9) the incurrence by a Receivables Subsidiary of Indebtedness in a Qualified Receivables Transaction that is without recourse to NWS or to any other Subsidiary of NWS or their assets (other than such Receivables Subsidiary and its assets and, as to NWS or any Subsidiary of NWS , other than pursuant to representations, warranties, covenants and indemnities customary for such transactions) and is not guaranteed by any such Person;

          (10) the incurrence by NWS' Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt, such event shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary that was not permitted by this clause (10); and

          (11) the incurrence by NWS or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding (which may, but need not, be borrowed under Credit Facilities), including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (11), not to exceed $10 million.

     At December 31, 1998, the Borrowing Base was approximately $ 89.8 million.

     NWS will not incur any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of NWS unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of NWS shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of NWS solely by virtue of being unsecured.

     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (11) above or is entitled to be incurred pursuant to the first paragraph of this covenant, NWS shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of NWS as accrued to the extent contemplated by the definition of such term.

     Sale and Leaseback Transactions

     Neither   NWS  nor  any   Restricted   Subsidiary   shall  enter  into  any
Sale/Leaseback Transaction for any property unless:

          (1)  NWS or such Restricted Subsidiary would be entitled to:

               o incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "Incurrence of Indebtedness and Issuance of Preferred Stock", and

               o incur a Lien to secure such Indebtedness pursuant to the covenant described under "Liens";

          (2) the gross cash proceeds received in connection with such Sale/Leaseback Transaction are at least equal to the fair value (as determined in good faith by the Board of Directors) or such property; and

          (3) the transfer of such property is permitted by the covenant described under "Asset Sales," and NWS or such Restricted Subsidiaries applies the proceeds of such transaction in compliance with the covenant described under "Asset Sales".

     Liens

     Neither NWS nor any of its Subsidiaries will, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness or trade payables on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

     Dividend and Other Payment Restrictions Affecting Subsidiaries

     Neither NWS nor any Restricted Subsidiary will create or otherwise cause or permit to exist any consensual restriction on the ability of any Restricted Subsidiary to take the following actions:

          (1)  pay  dividends  or make any other  distributions  on its  Capital
               Stock  or  its  profits,   other  than  Permitted  Quarterly  Tax
               Distributions;

          (2)  pay any Indebtedness owned to NWS or any Restricted Subsidiary;

          (3)  may any loans or advances to NWS or any Restricted Subsidiary; or

          (4) transfer any of its property or assets to NWS or a Restricted Subsidiary.

However, this prohibition does not apply to:

          (1)  any restriction pursuant to the Existing Indebtedness;

          (2) any restrictions pursuant to the New Credit Facility, and any amendments, restatements or refinancings thereof, provided that such amendments, restatements or refinancings are no more restrictive with respect to dividend or payment restrictions than the New Credit Facility on the date of the Indenture;

          (3)  any restrictions pursuant to the Indenture or the notes;

          (4)  applicable law;

          (5) any restrictions pursuant to any instrument governing Indebtedness or Capital Stock of a Person acquired by NWS or a Restricted Subsidiary that is not created in contemplation of such acquisition;

          (6) any customary restriction on assignment of property or asset subject to a lease or similar contract;

          (7) any restrictions related to purchase money obligations for property acquired in the ordinary course of business;

          (8) any restrictions pursuant to any agreement for the sale or other disposition of a Restricted Subsidiary pending the sale or other disposition;

          (9) any restrictions in connection with Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

          (10) any restrictions in connection with Liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "--Liens" that limit the right of NWS or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;

          (11) any restrictions with respect to the sale or other disposition of assets or property pursuant to Asset Sales (or transactions which, but for their size, would be Asset Sales) with respect to assets to be sold, or in joint venture agreements and other similar agreements entered into in the ordinary course of business;

          (12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

          (13) any restrictions related to Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction. However, such restrictions may apply only to such Receivables Subsidiary and the contractual requirements of NWS and its Restricted Subsidiaries to transfer assets to such Receivables Subsidiary in Qualified Receivables Transactions.

     Additional Subsidiary Guarantees

     If NWS or any of its Restricted Subsidiaries acquires or creates another Subsidiary after the date of the Indenture, then, except for Subsidiaries that have been properly designated as Unrestricted Subsidiaries and Receivables Subsidiaries, that newly acquired or created Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel, in accordance with the terms of the Indenture. In addition, if any Unrestricted Subsidiary is redesignated, or becomes, a Restricted Subsidiary, then that Restricted Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel, in accordance with the terms of the Indenture. However, the requirements of this section will not apply to any Restricted Subsidiary that is not incorporated under the laws of the United States unless such Restricted Subsidiary guarantees other Indebtedness or another Subsidiary.

     Merger, Consolidation or Sale of Assets

     NWS may not: (A) consolidate or merge with or into another person (whether or not NWS is the surviving corporation); or (B) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person; unless

          (1) NWS is the surviving corporation, or the Person formed by or surviving any such consolidation or merger (if other than NWS) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

          (2) the Person formed by or surviving any such consolidation or merger (if other than NWS) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of NWS under the Registration Rights Agreement, the notes and the Indenture pursuant to a supplemental Indenture in a form reasonably satisfactory to the Trustee;

          (3) immediately after such transaction no Default or Event of Default exists; and

          (4) except in the case of a merger of NWS with or into a Controlled Subsidiary, NWS or the Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, immediately after such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage
               Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."

     Transactions with Affiliates

     NWS will not, and will not permit any of its Restricted Subsidiaries to, enter into any transaction or series of transactions, including the purchase, sale, lease or exchange or the rendering any service with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless

          (1) such Affiliate Transaction is on terms that are no less favorable to NWS or the relevant Restricted Subsidiary than the terms that would have been obtained in a comparable transaction with an unrelated Person; and

          (2)  NWS delivers to the Trustee:

               o    with  respect  to any  Affiliate  Transaction  or  series of related Affiliate Transactions involving aggregate consideration in excess of $1 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

               o    with  respect  to any  Affiliate  Transaction  or  series of related Affiliate Transactions involving aggregate consideration in excess of $5 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

     The following items shall not be deemed to be Affiliate Transactions, and therefore, will not be prohibited by this covenant:

          (1) any employment agreement entered into by NWS or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of NWS or such Restricted Subsidiary;

          (2)  transactions   between  or  among  NWS   and/or  its   Restricted
               Subsidiaries;

          (3) payment of reasonable directors fees to Persons who are not otherwise Affiliates of NWS;

          (4) any sale or other issuance of Equity Interests (other than Disqualified Stock) of NWS;

          (5) salaries, bonuses and employee benefits paid to the officers of NWS and its Subsidiaries in the ordinary course of business consistent with past practice;

          (6) transactions in the ordinary course of business between NWS or any Restricted Subsidiary and

               o any Person that is not a Restricted Subsidiary (A) that is engaged in a Permitted Business and (B) in which NWS has an Investment on the date of the Indenture or makes an Investment permitted by the Indenture, and (C) in which neither the Principal, any Related Party or any officer, director or equity owner of NWS or any of its Subsidiaries has any beneficial ownership interest (other than indirectly through NWS or a Restricted Subsidiary), or

               o Consolidated Rectifying, Inc. for the bottling, blending and/or manufacture of distilled spirits in the ordinary course of business and consistent with past practice;

          (7) transactions between a Receivables Subsidiary and any Person in which the Receivables Subsidiary has an Investment in connection with any Qualified Receivables Transaction; and

          (8) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments."

     Limitation   on  Issuances   and  Sales  of  Capital  Stock  of  Controlled
Subsidiaries

     NWS will not, and will not permit any Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Controlled Subsidiary of NWS to any Person (other than NWS or a Controlled Subsidiary of NWS), unless:

          (1) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Controlled Subsidiary; and

          (2) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "--Asset Sales"; and

          (3)  after  giving  effect  to  such   disposition,   such  Controlled
               Subsidiary remains a Controlled Subsidiary.

     In addition, NWS will not permit any Controlled Subsidiary of NWS to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to NWS or a Controlled Subsidiary of NWS if, after giving effect thereto, such Controlled Subsidiary would cease to be a Controlled Subsidiary. However, the limitations contained in this covenant will not prevent any increase in the ownership or profits interest of Martin H. Bart or his successors in NWS-LLC or any successor entity thereto in accordance with the terms of the NWS-LLC limited liability company agreement, and as amended or replaced thereafter in a manner not adverse to the holders of the notes.

     Business Activities

     NWS will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses.

     Payments for Consent

     Neither NWS nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

     Reports

     Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, NWS will furnish to the holders of notes within the time periods specified in the SEC's rules and regulations:

     o beginning with the quarterly period ending December 31, 1998, all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if NWS were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of NWS and its Consolidated Subsidiaries and, with respect to the annual information only, a report thereon by NWS' certified independent accountants; and

     o all current reports that would be required to be filed with the SEC on Form 8-K if NWS were required to file such reports.

     In addition, beginning with the first quarterly period commencing after the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the SEC, NWS will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations and make such information available to securities analysts and prospective investors upon request. In addition, NWS and any Guarantors have agreed that, for so long as any notes remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

     Events of Default and Remedies

     Each of the following is an Event of Default:

          (1) default for 30 days in the payment when due of interest on the notes, whether or not prohibited by the subordination provisions of the Indenture;

          (2) default in payment when due of the principal of or premium, if any, on the notes whether or not prohibited by the subordination provisions of the Indenture;

          (3) failure by NWS or any Subsidiary to comply with the provisions described under the captions "--Change of Control," "--Merger, Consolidation or Sale of Assets," "--Restricted Payments" or "--Incurrence of Indebtedness and Issuance of Preferred Stock";

          (4) failure by NWS for 60 days after notice to comply with any of its other agreements in the Indenture or the notes;

          (5) default under any mortgage, Indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by NWS or any of its Restricted Subsidiaries (or the payment of which is guaranteed by NWS or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default

               (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or

               (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

          (6) failure by NWS or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

          (7) the termination of any Subsidiary Guarantee for any reason not permitted by the Indenture, or the denial of any Guarantor or any Person acting on behalf of any Guarantor of such Guarantor's obligations under its respective Subsidiary Guarantee; and

          (8) certain events of bankruptcy or insolvency with respect to NWS or any of its Significant Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. However, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to NWS, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable without further action or notice.

     Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the notes notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal or interest, if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action or inaction, taken or not taken, by or on behalf of NWS with the intention of avoiding payment of the premium that NWS would have had to pay if NWS then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to January 15, 2004 by reason of any willful action or inaction, taken or not taken, by or on behalf of NWS with the intention of avoiding the prohibition on redemption of the notes prior to January 15, 2004, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

     The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

     NWS is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, NWS is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

     No director, officer, employee, incorporator, or stockholder, partner or member of NWS or any Guarantor, as such, shall have any liability for any obligations of NWS or any Guarantor under the notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

     NWS  may,  at  its  option  and at  any  time,  elect  to  have  all of its
obligations   discharged   with  respect  to  the   outstanding   notes  ("Legal
Defeasance") except for:

          (1) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust referred to below;

          (2) NWS' obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3) the rights, powers, trusts, duties and immunities of the Trustee, and NWS' obligations in connection therewith; and

          (4)  the Legal Defeasance provisions of the Indenture.

     In addition, NWS may, at its option and at any time, elect to have the obligations of NWS released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1) NWS must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and NWS must specify whether the notes are being defeased to maturity or to a particular redemption date;

          (2) in the case of Legal Defeasance, NWS shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that NWS has received from, or there has been published by, the Internal Revenue Service a ruling or since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3) in the case of Covenant Defeasance, NWS shall have delivered to the Trustee an opinion of reasonably acceptable to the Trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

          (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which NWS or any of its Subsidiaries is a party or by which NWS or any of its Subsidiaries is bound;

          (6) NWS must have delivered to the Trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy of NWS between the date of deposit and the 91st day following the deposit and assuming no holder of notes is an insider of NWS, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

          (7) NWS must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by NWS with the intent of preferring the holders of notes over the other creditors of NWS with the intent of defeating, hindering, delaying or defrauding creditors of NWS or others; and

          (8) NWS must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange

     A holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and NWS may require a holder to pay any taxes and fees required by law or permitted by the Indenture. NWS is not required to transfer or exchange any note selected for redemption. Also, NWS is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

     The registered holder of a note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

     Except as provided in this section, the Indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the exchange notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, exchange notes), and any existing default or compliance with any provision of the Indenture or the exchange notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding exchange notes (including consents obtained in connection with a tender offer or exchange offer for exchange notes).

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

          (1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

          (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders");

          (3) reduce the rate of or change the time for payment of interest on any note;

          (4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

          (5) make any note payable in money other than that stated in the notes;

          (6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

          (7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders"); or

          (8)  make any change in the preceding amendment and waiver provisions.

     Notwithstanding the preceding , without the consent of any holder of notes, NWS and the Trustee may amend or supplement the Indenture or the notes:

          (1)  to cure any ambiguity, defect or inconsistency;

          (2) to provide for uncertificated notes in addition to or in place of certificated notes,

          (3) to provide for the assumption of NWS' obligations to holders of notes in the case of a merger or consolidation,

          (4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the Indenture of any such holder, or

          (5) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Concerning the Trustee

     If the Trustee becomes a creditor of NWS, the Indenture limits its rights to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

     Set forth below are certain defined terms used in the Indenture. Refer to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person:

          (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not the Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person; and

          (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, and, in the case of a natural Person, any immediate family member of such Person. For purposes of this definition, "control", as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control. No Person (other than NWS or any Subsidiary of NWS) in whom a Receivables
Subsidiary makes an Investment in connection with a Qualified Receivables Transaction will be deemed to be an Affiliate of NWS or any of its Subsidiaries solely by reason of such Investment. For purposes of this definition, the terms "controlling," "controlled by," and "under common control with" shall have correlative meanings.

     "Asset Sale" means, whether in a single transaction or a series of related transactions which have either a fair market value or net proceeds of more than $1 million:

          (1) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary course of business consistent with past practices; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of NWS and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Change of Control" and/or the provisions described above under the caption "--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and


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          (2)  the issue or sale by NWS or any of its Restricted Subsidiaries of
               Equity Interests.

Notwithstanding the foregoing, the following items will not be deemed asset sales:

          (1) a transfer of assets between or among NWS and its Restricted Subsidiaries that are Guarantors;

          (2) an issuance of equity interests by a Controlled Subsidiary to NWS or to another Controlled Subsidiary;

          (3) a Permitted Investment or a Restricted Payment that is permitted by the covenant described above under the caption "--Restricted Payments";

          (4) sales of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" to a Receivables Subsidiary for fair market value, including cash at least equal to 75% of the book value as determined in accordance with GAAP. For the purposes of this clause (4), notes received in exchange for the transfer of accounts receivable and related assets will be deemed cash if the notes are required to be repaid from available cash collections less amounts required to be established as reserves pursuant to contracts with entities are not Affiliates of NWS entered into as part of a Qualified Receivables Transaction;

          (5) transfers of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction; and

          (6) transfers from NWS-Illinois and NWS-LLC to U.S. Beverage of assets directly related to, and primarily used in, the operations of U.S. Beverage.

     "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     "Borrowing Base" means, as of any date, an amount equal to the sum of :

          (1) 80% of the face amount of all accounts receivable owned by NWS and its Restricted Subsidiaries on that date that are not more than 45 days past due; provided, however, that any accounts receivable owned by a Receivables Subsidiary, or which NWS or any of its Subsidiaries has agreed to transfer to a Receivables Subsidiary, shall be excluded for purposes of determining such amount; and


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          (2)  65% of the  book  value  of all  inventory  owned  by NWS and its
               Restricted Subsidiaries on that date, all calculated on a consolidated basis in accordance with GAAP.

To the extent that information is not available as to the amount of accounts receivable or inventory or trade payables as of a specific date, NWS may utilize the most recent available information for purposes of calculating the Borrowing Base.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital stock" means:

          (1)  in the case of a corporation, corporate stock;

          (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3) in the case of a partnership or limited liability company, partnership (whether general or limited) or membership interests; and

          (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means:

          (1)  United States dollars;

          (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition;

          (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the New Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of "B" or better;

          (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition; and

          (6) money market funds at least 95% of the assets of which constitute cash equivalents of the kinds described in clauses (1)-(5) of this definition.

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     "Change of Control" means the occurrence of any of the following:

          (1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of NWS and its Restricted Subsidiaries taken as a whole to any "Person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Principal or his Related Parties (as defined below);

          (2) the adoption of a plan relating to the liquidation or dissolution of NWS;

          (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "Person" (as defined above), other than the Principal and his Related Parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 40% of the Voting Stock of NWS (measured by voting power rather than number of shares);

          (4) the first day on which a majority of the members of the Board of Directors of NWS are not Continuing Directors; or

          (5) NWS consolidates with, or merges with or into, any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, NWS, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of NWS is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of NWS outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of NWS and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of exchange notes to require NWS to repurchase such exchange notes as a result of a sale, lease, transfer, conveyance, or other disposition of less than all of the assets of NWS and its Subsidiaries taken as a whole to another Person or group may be uncertain.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Company Shareholder Exchange Note Receivable" means any promissory note receivable by NWS or a Subsidiary of NWS on the date of the Indenture from any shareholder of NWS.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period; plus

          (1) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income); plus

          (2) (a) if such Person is an S-Corporation or substantially similar pass-through entity for federal income tax purposes, the amount of all Permitted Quarterly Tax Distributions of such Person and, without duplication, its Consolidated Subsidiaries for such period, as adjusted for any True-up Amount then determined for such period; or

               (b) if such Person is not an S-Corporation or substantially similar pass-through entity for federal income tax purposes, any provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income; plus

          (3) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligation, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations but excluding amortization of debt issuance costs and non-cash interest accrued or accruing on any NWS-Illinois shareholder subordinated exchange note), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

          (4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

          (5)  LIFO expense; plus

          (6) start-up expenses reported on the consolidated financial statements of NWS, NWS-Indiana and NWS-Illinois for any quarterly period ending on or prior to March 31, 1998 that is included in the period for which the calculation is being made; plus

          (7) prepayment penalties associated with the prepayment of Indebtedness on the date of the Indenture to the extent any such expense was deducted in computing such Consolidated Net Income; minus

          (8) non-cash items increasing such Consolidated Net Income for such period including, without limitation, LIFO income and non-cash interest income, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the Permitted Quarterly Tax Distributions (adjusted as provided above) of, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of NWS shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of NWS and only if a corresponding amount would be permitted at the date of determination to be dividended to NWS by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, reduced by the amount of Permitted Quarterly Tax Distributions of such Person and, without duplication, its Consolidated Subsidiaries for such period, as adjusted for any True-up Amount then determined for such period, if such Person is an S-Corporation or substantially similar pass-through entity for federal income tax purposes; provided that:

          (1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Controlled Subsidiary thereof;

          (2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

          (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

          (4) the cumulative effect of a change in accounting principles shall be excluded;

          (5) the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to NWS or one of its Restricted Subsidiaries;

          (6) interest received or accrued on a Company Shareholder Exchange Note Receivable shall be excluded when determining NWS' ability to make Restricted Payments under the Indenture; and

          (7) the cumulative effect of a change in accounting principals shall be excluded.

     "Consolidated Tangible Assets" means with respect to any Person as of any date, the amount which, in accordance with GAAP, would be set forth under the caption "Total Assets" (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, less all intangible assets, including, without limitation, goodwill, organization costs, patents, trademarks, copyrights, franchises and research and development costs.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of NWS who:

          (1) was a member of such Board of Directors on the date of the Indenture; or

          (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

     "Controlled Subsidiary" of NWS means a Restricted Subsidiary of NWS:

          (1) 90% or more of the economic interest in the total equity interests or other ownership interests of which and 90% or more of the voting rights represented by the Voting Stock of which is owned by NWS, either directly or through one or more Controlled Subsidiaries; and

          (2) over which NWS possesses, directly or indirectly, the power to direct or cause the direction of the management or policies.

     "Credit Facilities" means, with respect to NWS, one or more debt facilities (including, without limitation, the New Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

     "Credit Facility Intercompany Indebtedness" means intercompany Indebtedness of NWS' Subsidiaries.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event:

          (1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise; or

          (2) is redeemable at the option of the holder, in whole or in part, on or prior to the date that is 91 days after the date on which the exchange notes mature.

Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require NWS to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that NWS may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Certain Covenants--Restricted Payments."

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Estimation Period" means the period for which a shareholder who is an individual is required to estimate for federal income tax purposes his allocation of taxable income from a calendar year in connection with determining his estimated federal income tax liability for such period.

     "Existing Indebtedness" means Indebtedness of NWS and its Subsidiaries (other than Indebtedness under the New Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

     (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, (including, without limitation, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding amortization of debt issuance costs and excluding non-cash interest accrued or accruing for such period on any NWS-Illinois Shareholder Subordinated Exchange Note; plus

     (2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

     (3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon); plus

     (4)  the product of :

          (a) all cash dividend payments or other distributions (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred equity of such Person; times

          (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person (or in the case of a Person that is an "S-Corporation" or other pass-through entity for federal income tax purposes, the combined federal, state and local income tax rate that was or would have been utilized to calculate the Tax Amount of such Person), expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that NWS or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the fixed charge coverage ratio is made (the "Calculation Date"), then the fixed charge coverage ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of making the computation referred to above:

     (1) acquisitions that have been made by NWS or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

     (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the calculation date, shall be excluded; and

     (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the calculation date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the Specified Person or any of its Restricted Subsidiaries following the calculation date.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

     "Guarantee" means a Guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, including, without limitation, letters of credit and reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

     "Guarantors" means each of:

     (1)  NWS-Indiana, NWS-Illinois, NWS-LLC and NWS-Michigan; and

     (2)  any  other   Subsidiary  that  executes  a  Subsidiary   Guarantee  in
          accordance with the provisions of the Indenture, and their respective successors and assigns.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

     (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

     (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Immediate Family" has the meaning assigned to such term in Rule 16a1-(e) under the Exchange Act.

     "Indebtedness" means, with respect to any Person, any Indebtedness of such Person, whether or not contingent, in respect of:

     (1)  borrowed money;

     (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

     (3)  banker's acceptances;

     (4)  representing Capital Lease Obligations;

     (5) the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable; and

     (6)  representing any Hedging Obligations.

     If and to the extent any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person.

     The amount of any Indebtedness outstanding as of any date shall be:

     (1) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest; and

     (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "Investments" means, with respect to any Person, all Investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity
Interests or other securities, together with all items that are or would be classified as Investments on a balance sheet prepared in accordance with GAAP. If NWS or any of its Subsidiaries sells or otherwise disposes of any equity interests of any direct or indirect Subsidiary of NWS such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of NWS, NWS shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Restricted Payments."

     "Issue Date" means the date on which the initial $110 million in exchange notes was originally issued under the Indenture.

     "Lien" means, with respect to any asset, any mortgage, Lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and, except in connection with any Qualified Receivables Transaction, any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

     "Net Income" means, with respect to any Person for any period, the Net Income (loss) of such Person for such period, determined in accordance with GAAP and before any reduction in respect of preferred interests or dividends, excluding, however:

     (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale including, without limitation, dispositions pursuant to sale and leaseback transactions or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

     (2) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes or Permitted Quarterly Tax
          Distributions on such extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by NWS or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale including, without limitation, legal, accounting and investment banking fees, and sales commissions and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "New Credit Facility" means that certain Credit Agreement executed on the date of the Indenture, by and among NWS and NBD Bank, as agent, providing for up to $60.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments, letters of credit and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

     "Non-Recourse Debt" means Indebtedness:

     (1) as to which neither NWS nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender;

     (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of NWS or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

     (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of NWS or any of its Restricted Subsidiaries.

     "NWS-Indiana" means National Wine & Spirits Corporation, an Indiana corporation, and its successors.

     "NWS-Illinois"   means  NWS,  Inc.,  an  Illinois   corporation,   and  its
successors.

     "NWS-LLC" means NWS-Illinois, LLC, an Illinois limited liability company, and its successors.

     "NWS-Michigan" means NWS Michigan, Inc., a Michigan corporation, and its successors.

     "NWS-Illinois Shareholder Subordinated Exchange Note" means any note payable to any shareholder of NWS by NWS-Illinois that is outstanding on the date of the Indenture and:

     (1)  matures on December 31, 2009;

     (2)  does not require redemption prior to maturity; and

     (3)  is subordinated in right of payment to the exchange notes.

     "Obligations"   means   any   principal,    interest,    penalties,   fees,
indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Business" means any of the businesses engaged in by NWS and its Subsidiaries on the date of the Indenture and any extensions thereof or other businesses reasonably related thereto.

     "Permitted Investments" means:

     (1)  any Investment in NWS or in a Controlled Subsidiary of NWS;

     (2)  any Investment in Cash Equivalents;

     (3) any Investment by NWS or any Restricted Subsidiary of NWS in a Person, if as a result of such Investment;

          (a)  such Person becomes a Controlled Subsidiary of NWS, or

          (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, NWS or a Controlled Subsidiary of NWS;

     (4) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales";

     (5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of NWS;

     (6) Investments made after the date of the Indenture in wholesale alcohol-based beverage distribution businesses (measured on the dates such Investments were made and without giving effect to subsequent changes in value) that are not, after giving effect to such Investments, Controlled Subsidiaries, in an aggregate amount outstanding after giving effect to any such Investment not exceeding 10% of Consolidated Tangible Assets;

     (7) redemptions of the interests in NWS-LLC that are held by Martin H. Bart on the date of the Indenture, and his successors and assigns;

     (8) the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction, and any other Investment by NWS or a Subsidiary of NWS in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction provided, that such other Investment is in the form of a note or other instrument that the Receivables Subsidiary or other Person is required to repay as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of NWS entered into as part of a Qualified Receivables Transaction;

     (9) transfers from NWS-Illinois and NWS-LLC to U.S. Beverage of assets directly related to, and primarily used in, the operations of U.S. Beverage; and

     (10) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10) that are at the time outstanding, not to exceed $7.0 million.

     "Permitted Liens" means

     (1) Liens securing Indebtedness and Guarantees permitted by the terms of the Indenture to be incurred under any Credit Facilities, including the New Credit Facility; on

          (a) accounts receivable and the related assets of the type specified in the definition of "Qualified Receivables Transaction" and inventory and proceeds thereof, and

          (b) Credit Facility Intercompany Indebtedness and any documents or instruments evidencing such Indebtedness;

     (2) any such Liens on assets of the type described in clause (1)(a) securing Credit Facility Intercompany Indebtedness, provided, however, that any Liens permitted by clause (1)(b) and this clause (2) shall only constitute Permitted Liens for so long as:

          (a) the Credit Facility pursuant to which such Liens were granted contains a provision stating in substance that in the event of any bankruptcy, insolvency or similar proceeding involving any Guarantor, the claims of the lenders under such Credit Facility with respect to the Guarantee of such Guarantor shall be reduced by the amount of claims, if any, which are made by such lenders and allowed in such proceeding with respect to the Credit Facility Intercompany Indebtedness pledged to secure such
               Indebtedness under the Credit Facility, net of any offsets against such Credit Facility Intercompany Indebtedness relating to Indebtedness or other obligations owed by NWS to such Guarantor, and provided further:

               that such reduction shall be rescinded in the event of equitable subordination of the claims with respect to the Credit Facility Intercompany Indebtedness unless such equitable subordination arose out of or resulted from the acts or omissions of any lenders under the Credit Facility; and

          (b) any intercompany notes representing any Credit Facility Intercompany Indebtedness that are pledged to secure Indebtedness under such Credit Facility are at all times limited in aggregate amount to the balance at any time outstanding under such Credit Facility;

     (3)  Liens in favor of NWS or any Restricted Subsidiary;

     (4) Liens on property of a Person existing at the time such Person is merged into or consolidated with NWS or any Restricted Subsidiary of NWS; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with NWS;

     (5) Liens on property existing at the time of acquisition thereof by NWS or any Subsidiary of NWS, provided that such Liens were in existence prior to the contemplation of such acquisition;

     (6) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

     (7) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (5) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness;

     (8)  Liens existing on the date of the Indenture;

     (9) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

     (10) Liens incurred in the ordinary course of business of NWS or any Subsidiary of NWS with respect to obligations that do not exceed $5.0 million at any one time outstanding and that:

          (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business), and

          (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by NWS or such Subsidiary;

     (11) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries; and

     (12) Liens on assets of a Receivables Subsidiary incurred in connection with a Qualified Receivables Transaction.

     "Permitted Quarterly Tax Distribution" means quarterly distributions of Tax Amounts determined on the basis of the estimated taxable income of NWS, for the related Estimation Period, provided, however, that:

     (1) prior to any distributions of Tax Amounts, NWS shall deliver an officers' certificate certifying that the Tax Amounts to be distributed were determined pursuant to the terms of the Indenture and stating to the effect that NWS qualifies as an S-Corporation or substantially similar pass-through entity for federal income tax purposes; and

     (2) at the time of such distributions, the most recent audited financial statements of NWS reflect that NWS was treated as an S-Corporation or substantially similar pass-through entity for federal income tax purposes for the period covered by such financial statements.

     "Permitted Refinancing Indebtedness" means any Indebtedness of NWS or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of NWS or any of its Restricted Subsidiaries; provided that:

     (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith);

     (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

     (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the exchange notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the exchange notes on terms at least as favorable to the holders of exchange notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

     (4) such Indebtedness is incurred either by NWS or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Principal" means James E. LaCrosse.

     "Qualified Receivables Transaction" means any transaction or series of transactions entered into by NWS or any of its Subsidiaries pursuant to which NWS or any of its Subsidiaries sells, conveys or otherwise transfers to

     (1) a Receivables Subsidiary (in the case of a transfer by NWS or any of its Subsidiaries) and

     (2)  any  other  Person  (in  the  case  of a  transfer  by  a  Receivables
          Subsidiary),

or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of NWS or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

     "Quarterly Payment Period" means the period commencing on the tenth day and ending on and including the twentieth date of each month in which federal individual estimated tax payments are due (provided that payments in respect of estimated state income taxes due in January may instead, at the option of NWS, be paid during the last five days of the immediately preceding December.

     "Receivables Subsidiary" means a Subsidiary of NWS which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of NWS (as provided below) as a Receivables Subsidiary,

     (1) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

          (a) is guaranteed by NWS or any Subsidiary of NWS (excluding Guarantees of Obligations, other than the principal of, and interest on, Indebtedness pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction),

          (b) is recourse to or obligates NWS or any Subsidiary of NWS in any way other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction, or

          (c) subjects any property or asset of NWS or any Subsidiary of NWS other than accounts receivable and related assets as provided in the definition of "Qualified Receivables Transaction", directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction,

     (2) with which neither NWS nor any Subsidiary of NWS has any material contract, agreement, arrangement or understanding other than on terms no less favorable to NWS or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of NWS, other than fees payable in the ordinary course of business in connection with servicing accounts receivable; and

     (3) with which neither NWS nor any Subsidiary of NWS has any obligation to maintain or preserve such Subsidiary's financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of NWS will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolutions of the Board of Directors of NWS giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing conditions.

     "Related Party" means

     (1)  any immediate family member of the Principal; and

     (2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of the Principal and/or such other Persons referred to in this definition.

     "Restricted   Investment"  means  an  Investment  other  than  a  Permitted
Investment.

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

     "S-Corp. Businesses" means NWS and any Subsidiary of NWS that qualifies as a qualified subchapter S Subsidiary or is classified as a partnership or other pass-through entity for federal income tax purposes.

     "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Subsidiary" means, with respect to any Person,

     (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

     (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "Tax Amounts" with respect to any taxable period shall not exceed an amount equal to:

     (1)  the product of:

          (a) the taxable income of NWS for such period as determined by the Tax Amounts CPA, and

          (b)  the Tax Percentage reduced by:

     (2) to the extent not previously taken into account, any income tax benefit attributable to NWS which could be realized (without regard to the actual realization) by its shareholders in the current or any prior taxable year, or portion thereof, commencing on or after the Issue Date (including any tax losses or tax credits), computed at the applicable Tax Percentage for the year that such benefit is taken into account for purposes of this computation.

     "Tax Amounts CPA" means Katz, Sapper & Miller or a nationally recognized certified public accounting firm.

     "Tax Percentage" means, for a particular taxable year, the highest effective marginal combined rate of federal and state income tax, imposed on an individual taxpayer, as certified by the Tax Amounts CPA in a certificate filed with the Trustee. The rate of "state income tax" to be taken into account for purposes of determining the Tax Percentage for a particular taxable year shall be deemed to be the highest state marginal tax rate applicable to any stockholder.

     "True-up Amount" means, in respect of a particular taxable year, an amount determined by the Tax Amounts CPA equal to the difference between

     (1)  the  aggregate   Permitted   Quarterly  Tax   Distributions   actually
          distributed in respect of such taxable year, and

     (2)  the actual Tax Amounts for such year.

     For purposes of this Agreement, the amount equal to the excess, if any, of the amount described in clause (1) over the amount described in clause (2) above shall be referred to as the "True-up Amount due to NWS" and the excess, if any, of the amount described in clause (2) over the amount described in clause (1) above shall be referred to as the "True-up Amount due to the shareholders."

     "True-up Determination Date" means the date on which the Tax Amounts CPA delivers a statement to the Trustee indicating the True-up Amount.

     "Unrestricted Subsidiary" means any Subsidiary of NWS that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a board resolution; but only to the extent that such Subsidiary:

     (1)  has no Indebtedness other than Non-Recourse Debt;

     (2) is not party to any agreement, contract, arrangement or understanding with NWS or any of its Restricted Subsidiaries unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to NWS or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of NWS;

     (3) is a Person with respect to which neither NWS nor any of its Restricted Subsidiaries has any direct or indirect obligation:

          (a)  to subscribe for additional Equity Interests, or

          (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

     (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of NWS or any of its Restricted Subsidiaries; and

     (5) has at least one director on its Board of Directors that is not a director or executive officer of NWS or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of NWS or any of its Restricted Subsidiaries.

     Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants--Restricted Payments."

     If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of NWS as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," NWS shall be in default of such covenant).

     The Board of Directors of NWS may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of NWS of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

     (1) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and

     (2) no Default or Event of Default would be in existence following such designation.

     "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

     (1)  the sum of the products obtained by multiplying:

          (a)  the  amount of each then  remaining  installment,  sinking  fund,
               serial   maturity  or  other  required   payments  of  principal,
               including payment at final maturity, in respect thereof, by

          (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

     (2)  the then outstanding principal amount of such Indebtedness.

CERTAIN BOOK-ENTRY PROCEDURES FOR THE GLOBAL NOTES

     The descriptions of the operations and procedures of DTC, Euroclear and Cedel set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither NWS nor the initial purchasers takes any responsibility for these operations or procedures, and investors are urged to contact the relevant systems or its participants directly to discuss these matter.

Book-Entry, Delivery and Form

     Except as set forth below, the notes will be in the form of one or more registered global notes without interest coupons (the "Global Notes"). The Global Notes will be deposited with the Trustee, as custodian for The Depositary Trust Company ("DTC"), and registered in the name of DTC or its nominee for credit to the accounts of DTC's Direct and Indirect Participants (as defined below). Transfer of beneficial interests in Global Notes will be subject to the applicable rules and procedures of DTC and its Direct and Indirect Participants, which may change from time to time.

     The Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee in certain limited circumstances. Beneficial interests in the Global Notes may be exchanged for notes in certificated form in certain limited circumstances. See "--Transfer of Interests in Global Notes for Certificated Notes."

     Initially, the Trustee will act as paying agent and registrar. The notes may be presented for registration of transfer and exchange at the offices of the registrar.

     Depositary Procedures

     DTC has advised NWS that it is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Direct Participants") and to facilitate the clearance and settlement of transactions in those securities between Direct Participants through electronic book-entry changes in accounts of Participants. The Direct Participants include securities brokers and dealers (including the initial purchasers), banks, trust company, clearing corporations and certain other organizations, including Euroclear and Cedel. Access to DTC's system is also available to other entities that clear through, or maintain a direct or indirect custodial relationship with, a Direct Participant (collectively, the "Indirect Participants").

     DTC has advised NWS that, pursuant to DTC's procedures, (1) upon deposit of the Global Notes, DTC will credit the accounts of the Direct Participants designated by the initial purchasers with an interest in the Global Notes, and
(2) DTC will maintain records of the ownership interests of Direct Participants in the Global Notes and the transfer of ownership interests by and between Direct Participants. However, DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, Indirect Participants or other owners of beneficial interests in the Global Notes. Direct Participants and Indirect Participants must maintain their own records of the ownership interests of, and the transfer of ownership interests by and between, Indirect Participants and other owners of beneficial interests in the Global Notes.

     Investors in the U.S. Global Notes may hold their interests therein directly through DTC if they are Direct Participants in DTC or indirectly through organizations that are Direct Participants in DTC. Morgan Guaranty Trust Company of New York, Brussels office is the operator and depository of Euroclear, and Citibank, N.A. is the operator and depository of CEDEL (each a "nominee" of Euroclear and CEDEL, respectively). Therefore, they will each be recorded on DTC's records as the holders of all ownership interests held by them on behalf of Euroclear and CEDEL, respectively. Euroclear and CEDEL must maintain on their own records the ownership interests, and transfers of ownership interests by and between, their own customers' securities accounts. DTC will not maintain such records. All ownership interests in any Global Notes, including those of customers' securities accounts held through Euroclear or CEDEL, may be subject to the procedures and requirements of DTC.

     The laws of some states' jurisdictions may require that certain persons take physical delivery in definitive, certificated form, of securities that they own. This may limit or curtail the ability to transfer beneficial interests in a Global Note to such persons. Because DTC can act only on behalf of Direct Participants, which in turn act on behalf of Indirect Participants and others, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that are not Direct Participants in DTC, or to otherwise take actions in respect of such interests, may be affected by the lack of physical certificates evidencing such interests.

     Except as described in "--Transfers of Interests in Global Notes for Certificated Notes", owners of beneficial interests in the Global Notes will not:

o    have notes registered in their names;

o    receive physical delivery of notes in certificated form; or

o be considered the registered owners or holders thereof under the Indenture for any purpose.

     Under the terms of the Indenture, NWS, the guarantors and the Trustee will treat the persons in whose names the notes are registered (including notes represented by Global Notes) as the owners thereof for the purpose of receiving payments and for any and all other purposes. Payments in respect of the principal, premium, liquidated damages, if any, and interest on Global Notes registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee as the registered holder under the Indenture. Consequently, neither NWS, the Trustee nor any agent of NWS or the Trustee has or will have any responsibility or liability for (1) any aspect of DTC's records or any Direct Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Direct Participant's or Indirect Participant's records relating to the beneficial ownership interests in any Global Note or (2) any other matter relating to the actions and practices of DTC or any of its Direct Participants or Indirect Participants.

     DTC has advised NWS that its current payment practice (for payments of principal, interest and the like) with respect to securities such as the notes is to credit the accounts of the relevant Direct Participants with such payment on the payment date in amounts proportionate to such Direct Participant's respective ownership interests in the Global Notes as shown on DTC's records. Payments by Direct Participants and Indirect Participants to the beneficial owners of the notes will be governed by standing instructions and customary practices between them and will not be the responsibility of DTC, the Trustee, NWS or the guarantors. Neither NWS, the guarantors nor the Trustee will be liable for any delay by DTC or its Direct Participants or Indirect Participants in identifying the beneficial owners of the notes, and NWS and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the notes for all purposes.

     Transfers between Direct Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between Indirect Participants in Euroclear or Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Cross-market transfers between Direct Participants in DTC, on the one hand, and Indirect Participants who hold interests in the notes through Euroclear or CEDEL, on the other hand, will be effected by Euroclear's or CEDEL's respective Nominee through DTC in accordance with DTC's rules on behalf of Euroclear or CEDEL; however, delivery of instructions relating to crossmarket transactions must be made directly to Euroclear or CEDEL, as the case may be, by the counterparty in accordance with the rules and procedures of Euroclear or CEDEL and within their established deadlines (Brussels time for Euroclear and UK time for CEDEL). Indirect Participants who hold interest in the notes through Euroclear and CEDEL may not deliver instructions directly to Euroclear's or CEDEL's Nominee. Euroclear or CEDEL will, if the transaction meets its settlement requirements, deliver instructions to its respective Nominee to deliver or receive interests on Euroclear's or CEDEL's behalf in the relevant Global Note in DTC, and make or receive payment in accordance with normal procedures for same-day fund settlement applicable to DTC.

     Because of time zone differences, the securities accounts of an Indirect Participant purchasing an interest in a Global Note from a Direct Participant in DTC will be credited, and any such crediting will be reported to Euroclear or CEDEL during the European business day immediately following the settlement date of DTC in New York. Although recorded in DTC's accounting records as of DTC's settlement date in New York, Euroclear and CEDEL customers will not have access to the cash amount credited to their accounts as a result of a sale of an interest in a Global Note to a DTC Participant until the European business day for Euroclear or CEDEL immediately following DTC's settlement date.

     DTC has advised NWS that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Direct Participants to whose account interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the notes to which such Direct Participant or Direct Participants has or have given direction. However, if there is an event of default under the notes, DTC reserves the right to exchange Global Notes (without the direction of one or more of its Direct Participants) for legended notes in certificated form, and to distribute such certificated forms of notes to its Direct Participants. See "--Transfers of Interests in Global Notes for Certificated Notes."

     Although DTC, Euroclear and CEDEL have agreed to the foregoing procedures to facilitate transfers of interests in the U.S. Global Notes among Direct Participants, including Euroclear and CEDEL, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of NWS, the guarantors, the initial purchasers or the Trustee shall have any responsibility for the performance by DTC, Euroclear or CEDEL or their respective Direct and Indirect Participants of their respective obligations under the rules and procedures governing any of their operations.

     Transfers of Interests in Global Notes for Certificated Notes

     An entire Global Note may be exchanged for definitive notes in registered, certificated form without interest coupons ("Certificated Notes") if (1) DTC (a) notifies NWS that it is unwilling or unable to continue as Depositary for the Global Notes and NWS thereupon fails to appoint a successor Depositary within 90 days or (b) has ceased to be a clearing agency registered under the Exchange Act, (2) NWS, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes, or (3) there shall have occurred and be continuing a default or an event of default with respect to the notes. In any such case, NWS will notify the Trustee in writing that, upon surrender by the Direct and Indirect Participants of their interest in such Global Note, Certificated Notes will be issued to each person that such Direct and Indirect Participants and the DTC identify as being the beneficial owner of the related notes.

     Beneficial interests in Global Notes held by any Direct or Indirect Participant may be exchanged for Certificated Notes upon request to DTC, by such Direct Participant (for itself or on behalf of an Indirect Participant), to the Trustee in accordance with customary DTC procedures. Certificated Notes delivered in exchange for any beneficial interest in any Global Note will be registered in the names, and issued in any approved denominations, requested by DTC on behalf of such Direct or Indirect Participants (in accordance with DTC's customary procedures).

     Neither NWS, the guarantors nor the Trustee will be liable for any delay by the holder of any Global Note or DTC in identifying the beneficial owners of notes, and NWS and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the Global Note or DTC for all purposes.

     Same Day Settlement and Payment

     The Indenture requires that payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and liquidated damages, if any) be made by wire transfer of immediately available same day funds to the accounts specified by the holder of interests in such Global Note. With respect to Certificated Notes, NWS will make all payments of principal, premium, if any, interest and liquidated damages, if any, by wire transfer of immediately available same day funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. NWS expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

Registration Rights; Liquidated Damages

     NWS, the guarantors and the initial purchasers entered into the Registration Rights Agreement on January 25, 1999. Pursuant to this agreement, NWS and the guarantors agreed to a registration statement relating to the exchange offer for the old notes under the Securities Act with the SEC within 60 days of the issue date, and to use their respective best efforts to have it declared effective at the earliest possible time. NWS and the guarantors also agreed to use their best efforts to cause the exchange offer registration statement to be effective continuously, to keep the exchange offer open for a period of not less than 20 business days, and to cause the exchange offer to be consummated no later than the 30th business day after it is declared effective by the SEC.

     If (a) the exchange offer is not permitted by applicable law or SEC policy or (b) any holder of old notes which are transfer restricted securities notifies NWS prior to the 20th business day following the consummation of the exchange offer that:

     (1) it is prohibited by law or SEC policy from participating in the exchange offer;

     (2) it may not resell the notes acquired by it in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by it; or

     (3) it is a broker-dealer and holds old notes acquired directly from NWS or any affiliates of NWS then,

NWS and the guarantors will file with the SEC a shelf registration statement to register for public resale the transfer restricted securities held by any such holder who provides NWS with certain information for inclusion in the Shelf Registration Statement.

     For the purposes of the Registration Rights Agreement, "transfer restricted securities" means each old note until the earliest of the date of which:

     (1) such old note is exchanged in the exchange offer and entitled to be resold to the public by the holder thereof without complying with the prospectus delivery requirements of the Securities Act;

     (2) such old note has been disposed of in accordance with the shelf registration statement; or

     (3) such old note is distributed to the public pursuant to Rule 144 under the Securities Act.

     The Registration Rights Agreement provides that NWS and the guarantors agree to pay to each holder of transfer restricted securities liquidated damages if any of the following occur:

     (1) NWS fails to file an exchange offer registration statement with the SEC on or prior to the 60th day after the issue date;

     (2) the exchange offer registration statement is not declared effective by the SEC on or prior to the 150th day after the issue date;

     (3) the exchange offer is not consummated on or before the 30th business day after the exchange offer registration statement is declared effective;

     (4) NWS is obligated to file the shelf registration statement and fails to file the shelf registration statement with the SEC on or prior to the 30th day after such filing obligation arises;

     (5) NWS is obligated to file a shelf registration statement and the shelf registration statement is not declared effective on or prior to the 90th day after the obligation to file a shelf registration statement arises; or

     (6) the exchange offer registration statement or the shelf registration statement, as the case may be, is declared effective but thereafter ceases to be effective or useable in connection with resales of the transfer restricted securities, for such time of non-effectiveness or non-usability (each, a "Registration Default").

     Such liquidated damages shall be paid in an amount equal to $0.05 per week per $1,000 in principal amount of transfer restricted securities held by such holder for each week or portion thereof that the Registration Default continues for the first 90 day period immediately following the occurrence of such Registration Default. The amount of the liquidated damages shall increase by an additional $0.05 per week per $1,000 in principal amount of transfer restricted securities with respect to each subsequent 90 day period until all Registration Defaults have been cured, up to a maximum amount of $0.50 per week per $1,000 in principal amount of transfer restricted securities. NWS and the guarantors shall not be required to pay liquidated damages for more than one Registration Default at any given time. Following the cure of all Registration Defaults, the accrual of liquidated damages will cease.

     All accrued liquidated damages shall be paid by NWS or the guarantors to holders entitled thereto by wire transfer to the accounts specified by them or by mailing checks to their registered address if no such accounts have been specified.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of United States ("U.S.") federal income tax consequences associated with the exchange of the old notes for the exchange notes pursuant to the exchange offer and the ownership and disposition of the exchange notes that are applicable to those holders of exchange notes who purchased the old notes upon original issuance and who acquires an exchange note pursuant to the exchange offer. The summary is based upon current laws, regulations, rulings and judicial decisions, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. The discussion below does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in the context of their specific investment circumstances or certain types of holders subject to special treatment under such laws (e.g., financial institutions, tax-exempt organizations, insurance company or dealers in securities or currencies, persons that will hold notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction, or persons that have a "functional currency" other than the U.S. dollar). In addition, the discussion does not address any aspect of state, local or foreign taxation and assumes that purchasers of the notes will hold them as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code.

     For purposes of the discussion, a "U.S. Holder" is:

     o a beneficial holder of a note that is an individual who is a citizen or resident of the U.S.;

     o a corporation, partnership or other entity created under the laws of the U.S. or any political subdivision thereof; or

     o an estate that is subject to U.S. federal income taxation without regard to the source of income or a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have authority to control substantial decisions of the trust.

A "Non-U.S. Holder" is any holder who is not a U.S. Holder.

     Prospective holders of the notes are urged to consult their tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of the notes as well as the application of state, local and foreign income and other tax laws.

S Corporation Status

     NWS has elected to be treated as an S corporation under the Code and for each of its subsidiaries to be qualified subchapter S subsidiaries under the Code or other similarly taxed pass-through entities. Accordingly, the shareholders of NWS are directly subject to tax on their respective proportionate shares of the taxable income of NWS and its subsidiaries for federal and certain state income tax purposes.

     While NWS believes that it qualifies and will continue to qualify as an S corporation and that its subsidiaries have qualified and will continue to qualify as S corporations, qualified subchapter S subsidiaries or other pass-through entities for federal and state income tax purposes ("Pass-Through Status"), if the Pass-Through Status of NWS or any of its subsidiaries were successfully challenged, such entity could be required to pay federal and certain state income taxes (plus interest and possibly penalties) on its past and future taxable income. While the shareholders have agreed to indemnify NWS if the Pass-Through Status of NWS or any of its subsidiaries is successfully challenged, there can be no assurance that the resultant payment of taxes, interest and penalties will not have a material adverse effect on NWS' financial condition, results of operations or debt service capabilities.

Continuation of NWS' Status as an S Corporation

     The consummation of the initial offering was conditioned, among other things, upon the receipt by NWS of an opinion of Ice Miller Donadio & Ryan, counsel to NWS in connection with the initial offering, that the issuance of the old notes would not cause the termination of the Pass-Through Status of NWS or any of its subsidiaries. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court, and there can be no assurance that the Internal Revenue Service or a court will agree with the conclusion expressed in the opinion referred to above. The following discussion assumes that the notes will be treated as indebtedness for all federal income tax purposes.

U.S. Holders

     Exchange Offer

     The exchange of an old note for an exchange note pursuant to the exchange offer will not constitute a "significant modification" of the old note for United States federal income tax purposes and, accordingly, the exchange note received will be treated as a continuation of the old note in the hand of such holder. As a result, there will be no United States federal income tax consequences to a United States Holder who exchanges an old note for an exchange note pursuant to the exchange offer, and any such holder will have the same adjusted tax basis and holding period in the exchange note as it had in the old note immediately before the exchange.

     Payments of Interest

     Payments of interest on a note will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the U.S. Holder's method of tax accounting).

     If NWS is required to pay liquidated damages (as defined herein under "Description of the Exchange Notes--Registration Rights; Liquidated Damages"), such payment will be taxable to a U.S. Holder as ordinary income in accordance with such U.S. Holder's method of accounting for tax purposes. NWS believes that the likelihood that it would be required to pay liquidated damages is remote. Accordingly, NWS does not intend to treat the possibility of paying liquidated damages as affecting the yield to maturity of the notes.

     Redemption, Sale or Other Disposition of Exchange Notes

     If a note is redeemed, sold or otherwise disposed of, a U.S. Holder generally will recognize gain or loss equal to the excess of the amount realized on the sale or other disposition of such note (to the extent such amount does not represent accrued but unpaid interest) over such U.S. Holder's tax basis in the note. Such gain or loss will be capital gain or loss, assuming that the U.S. Holder has held the note as a capital asset and none of the gain is market discount. Capital gain or loss will be long-term capital gain if the U.S. Holder has held the note for more than 12 months at the time of disposition.

     A "market discount note" is a note that is acquired other than at the original issuance, where the tax basis of the note to the holder is less than the stated redemption price of the note at maturity. The excess of such redemption price over the tax basis is the "market discount." In general, upon the disposition of a market discount note, gain shall be treated as ordinary income up to the amount of market discount attributable to the holder of the note. Holders who acquire a note after original issuance at a discount should consult their tax advisors concerning the recognition of the market discount.

     Information Reporting and Backup Withholding

     A noncorporate U.S. Holder may be subject to information reporting and to backup withholding at a rate of 31% with respect to payments of principal and interest made on a note, or on proceeds of disposition of a note before maturity, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the information reporting and backup withholding rules.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the U.S. Holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders

     Payments of Interest

     No withholding of U.S. federal income tax will be required with respect to payments by NWS of interest on a note to a Non-U.S. Holder of such note, provided that:

     o the Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of NWS entitled to vote, is not a controlled foreign corporation that is related to NWS through stock ownership, a foreign tax-exempt organization or foreign private foundation for U.S. federal income tax purposes, and

     o the requirements of Sections 871(h) or 881(c) of the Code, as set forth below, are satisfied.

     Notwithstanding the above, a Non-U.S. Holder that is engaged in the conduct of a U.S. trade or business will be subject to:

          (1) U.S. federal income tax on interest that is effectively connected with such trade or business and

          (2) if the Non-U.S. Holder is a corporation, a U.S. branch profits tax equal to 30% of its "effectively connected earnings and profits" (as adjusted) for the taxable year, unless it qualifies for an exemption from such tax or a lower tax rate under an applicable treaty.

     Redemption, Sale or Other Disposition of Exchange Notes

     A Non-U.S. Holder generally will not be subject to tax on any capital gains recognized upon the redemption, sale, or other disposition of a note unless (1) such gain is effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder or (2) in the case of a Non-U.S. Holder who is a nonresident alien individual, such holder is present in the U.S. for 183 or more days in the taxable year and certain other requirements are met. In the case of
(1) above, the Non-U.S. Holder will be subject to tax on its Net Income at graduated rates. In the case of (2) above, the non-U.S. Holder will be subject to tax at a rate of 30% on any such capital gains to the extent that such capital gains exceed his U.S. source capital losses.

     Federal Estate Tax

     A note held by an individual who at the time of death is not a citizen or resident of the U.S. will not be subject to U.S. federal estate tax as a result of such individual's death, provided that the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of NWS entitled to vote and that the interest accrued on such notes was not effectively connected with a U.S. trade or business.

     Owner Statement Requirement

     Sections 871(h) and 881(c) of the Code require that either the beneficial owner of a note or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and that holds a note on behalf of such owner file a statement with NWS or its agent to the effect that the beneficial owner is not a U.S. Person in order to avoid withholding of U.S. federal income tax. Under current regulations, this requirement will be satisfied if NWS or its agent receives (1) a statement (an "Owner's Statement") from the beneficial owner of a note in which such owner certifies, under penalties of perjury, that such owner is not a U.S. Person and provides such owner's name and address, or (2) a statement from the financial institution holding the note on behalf of the beneficial owner in which such financial institution certifies, under penalties of perjury, that it has received the Owner's Statement together with a copy of the Owner's Statement. The beneficial owner must inform NWS or its agent (or, in the case of a statement described in clause (2) of the immediately preceding sentence, the financial institution) within 30 days of any change in information on the Owner's Statement.

     Backup Withholding and Information Reporting

     Under current U.S. federal income tax law, a 31% backup withholding tax is applied to certain payments made to, and to the proceeds of sales before maturity by, certain U.S. Persons if such Persons (1) fail to furnish their taxpayer identification numbers which, for an individual, would be his or her social security number or (2) in certain circumstances, fail to certify, under penalties of perjury, that they have both furnished a correct taxpayer identification number and not been notified by the Internal Revenue Service that they are subject to backup withholding for failure to report interest payments. Under current regulations, this backup withholding will not apply to payments made by NWS or a paying agent on a note if the Owner's Statement is received; provided in each case that NWS or the paying agent, as the case may be, does not have actual knowledge that the payee is a U.S. Person.

     Under current regulations, payments of the proceeds of the sale of a note to or through a foreign office of a "broker" will not be subject to backup withholding but will be subject to information reporting if the broker is a U.S. Person, a controlled foreign corporation for U.S. federal income tax purposes, or a foreign Person 50% or more of whose gross income is from a U.S. trade or business for a specified three-year period unless the broker has in its records documentary evidence that the holder of a note is not a U.S. Person and certain conditions are met or the holder of a note otherwise establishes an exemption. Payment of the proceeds of a sale to or through the U.S. office or a broker is subject to backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

     On October 7, 1997, the Treasury Department released new Treasury Regulations governing the backup withholding and information reporting requirements described above. The new regulations would not generally alter the treatment of Non-U.S. Holders who furnish an Owner's Statement to the payor. The new regulations may change certain procedures applicable to the foreign office of a U.S. broker or foreign brokers with certain types of relationships to the U.S. Based on a recent Internal Revenue Service notice, the new regulations generally are effective for payments made after December 31, 1999. Prospective investors should consult their tax advisors regarding the effect, if any, of such new Treasury Regulations on an investment in the notes.

PLAN OF DISTRIBUTION

     Based on interpretations by the SEC set forth in no-action letters issued to third parties in similar transactions, NWS believes that the exchange notes issued in the exchange offer in exchange for the old notes may be offered for resale, resold and otherwise transferred by holders without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of such holders' business and the holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of exchange notes. This position does not apply to any holder that is (1) an "affiliate" of NWS within the meaning of Rule 406 under the Securities Act, (2) a broker-dealer who acquired old notes directly from NWS or (3) broker-dealers who acquired old notes as a result of market-making or other trading activities. Any broker-dealer ("Participating Broker-Dealers") receiving exchange notes in the exchange offer are subject to a prospectus delivery requirement with respect to resales of the exchange notes. To date, the SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the exchange offer (other than a resale of an unsold allotment from the sale of the old notes to the initial purchasers) with this prospectus.

     Each broker-dealer receiving exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in any resale of the exchange notes. Participating Broker-Dealers may use this prospectus in reselling exchange notes, if the old notes were acquired for their own accounts as a result of market-making activities or other trading activities. NWS has agreed that a Participating Broker-Dealer may use this prospectus in reselling exchange notes for a period ending one year after the expiration date or, if earlier, when a Participating Broker-Dealer has disposed of all exchange notes. A Participating Broker-Dealer intending to use this prospectus in the resale of exchange notes must notify NWS on or before the expiration date that it is a Participating Broker-Dealer. This notice may be given in the space provided for in the letter of transmittal or may be delivered to the exchange agent. NWS has agreed that, for a period of one year after the expiration date, it will make this prospectus, and any amendment or supplement to this prospectus, available to any broker-dealer that requests these documents in the letter of transmittal. See "The Exchange Offer -- Resales of Exchange Notes" for more information.

     NWS  will  not  receive  any  cash  proceeds   from  the  exchange   notes.
Broker-dealers acquiring exchange notes for their own accounts may sell the notes in one or more transactions in the over-the-counter market, in negotiated transactions, through writing options on the exchange notes or a combination of such methods. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of exchange notes.

     Any broker-dealer reselling exchange notes that it received in the exchange offer and any broker or dealer that participates in a distribution of exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on any resale of exchange notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an "underwriter" within the meaning of the Securities Act.

LEGAL MATTERS

     The validity of the exchange notes offered hereby will be passed upon for NWS by Ice Miller Donadio & Ryan, Indianapolis, Indiana.

CHANGE IN INDEPENDENT AUDITORS

     In 1998, NWS reassessed its requirements for auditing services. NWS advised Katz, Sapper & Miller, its independent auditors at that time, that it would interview national accounting firms prior to retaining an auditor for its March 31, 1998 audit. Following such interviews, in March, 1998 NWS retained Ernst & Young LLP as its independent auditors. Katz, Sapper & Miller audited the consolidated financial statements of NWS for the years ended March 31, 1994 through March 31, 1997. During such years, the auditors' reports on such financial statements contained no adverse opinions or disclaimers of opinion and there were no qualifications or modifications of the opinions due to uncertainty, audit scope, or accounting principles. During such period, there were no disagreements with NWS' independent auditors on any matters of accounting principles or practices, financial statement disclosures, or auditing scope or procedure.

EXPERTS

     The consolidated financial statements of National Wine & Spirits, Inc. at March 31, 1998, and for the year then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, and at March 31, 1997, and for each of the two years in the period ended March 31, 1997, by Katz, Sapper & Miller, LLP, independent auditors as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     NWS has filed with the SEC a registration statement on Form S-4 for the registration of the exchange notes (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"). This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits to the registration statement.

     NWS is not currently subject to the informational requirements of the Exchange Act. Upon completion of the exchange offer, NWS will be subject to the information requirements of the Exchange Act and will be required to file periodic reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the public reference facilities of the SEC located in Washington D.C, Chicago, Illinois and New York, New York. Copies of such material, including copies of all or any portion of the registration statement, can be obtained from these public reference facilities at prescribed rates. These materials may also be accessed electronically by means of the SEC's website (http://www.sec.gov).

     Pursuant to the Indenture, NWS has agreed that, beginning with the fiscal period ending December 31, 1998 and for as long as any notes remain outstanding, it will furnish to the holders of the notes quarterly and annual financial statements substantially equivalent to financial statements that would have been included in reports filed with the SEC, if NWS were subject to Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by NWS' certified independent public accountants as such would be required in such reports to the SEC, and, in each case, together with a management's discussion and analysis of financial condition and results of operations which would be so required. Such requirements may be satisfied through the filing and provision of such documents and reports which would otherwise be required pursuant to Section 13 in respect of NWS.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                     Page

National Wine & Spirits, Inc.
Reports of Independent Auditors..................................................................................... F-2
Consolidated Balance Sheets as of March 31, 1997 and 1998 and as of December 31, 1998 (unaudited)................... F-4
Consolidated Statements of Income for the years ended March 31, 1996, 1997 and 1998 and for the nine-month periods ended December 31, 1997 and 1998 (unaudited)..................................................................... F-5
Consolidated Statements of Stockholders' Equity for the years ended March 31, 1996, 1997 and 1998 and for the nine-month period ended December 31, 1998 (unaudited)............................................................ F-6
Consolidated Statements of Cash Flows for the years ended March 31, 1996, 1997 and 1998 and for the nine-month periods ended December 31, 1997 and 1998 (unaudited)............................................................. F-7
Notes to Consolidated Financial Statements.......................................................................... F-8


REPORT OF INDEPENDENT AUDITORS

The Boards of Directors and Stockholders
National Wine & Spirits, Inc.

We have audited the accompanying consolidated balance sheet of National Wine & Spirits, Inc. as of March 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of NWS' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Wine & Spirits, Inc. at March 31, 1998, and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.




                               Ernst & Young LLP


Indianapolis, Indiana
July 17, 1998

REPORT OF INDEPENDENT AUDITORS

The Boards of Directors and Stockholders
National Wine & Spirits, Inc.

We have audited the accompanying consolidated balance sheet of National Wine & Spirits, Inc. as of March 31, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of NWS' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Wine & Spirits, Inc. at March 31, 1997, and the consolidated results of its operations and its cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles.


                                              Katz, Sapper & Miller, LLP


Indianapolis, Indiana
June 18, 1997 (except for
Note 4, as to which the
date is September 2, 1997)


NATIONAL WINE & SPIRITS, INC.

CONSOLIDATED BALANCE SHEETS
                                                                                   March 31,                December 31,
                                                                       -------------------------------   ---------------
                                                                              1997             1998             1998
                                                 ASSETS                                                     (Unaudited)
Current assets:
   Cash............................................................... $   3,395,000      $  1,370,000   $  3,217,000
   Accounts receivable, less allowance for doubtful accounts of
      $926,000 in 1997, $900,000 in 1998 and $1,370,000 at                34,740,000        31,313,000     56,361,000
      December 31, 1998...............................................
   Inventories........................................................    72,078,000        76,734,000     74,563,000
   Prepaid expenses and other.........................................     4,123,000         4,933,000      3,759,000
                                                                       -------------      ------------   ------------

Total current assets..................................................   114,336,000       114,350,000    137,900,000
Property and equipment, net...........................................    40,670,000        48,565,000     49,948,000
Other assets:
   Notes receivable...................................................        55,000         1,772,000      1,653,000
   Cash surrender value of life insurance, net of loans...............       904,000         1,396,000      1,631,000
   Investment in Kentucky Distributor.................................            --                --      6,400,000
   Intangible assets, net of amortization.............................     3,068,000         2,487,000      3,760,000
   Deferred pension costs.............................................       489,000           362,000        451,000
   Deposits and other.................................................       844,000           170,000        393,000
                                                                       -------------      ------------   ------------

Total other assets....................................................     5,360,000         6,187,000     14,288,000
                                                                       -------------      ------------   ------------

Total assets.......................................................... $ 160,366,000      $169,102,000   $202,136,000
                                                                       =============      ============   ============



                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable................................................... $  31,239,000      $ 33,721,000    $   39,543,000
   Accrued payroll and payroll taxes..................................     4,838,000         5,034,000         5,354,000
   Excise taxes payable...............................................     7,981,000         5,883,000         4,872,000
   Other accrued expenses and taxes...................................     5,366,000         7,086,000         5,824,000
   Notes payable to stockholders......................................     5,450,000         6,135,000          --
   Current maturities of long-term debt...............................     5,163,000         6,200,000       100,224,000


Total current liabilities.............................................    60,037,000        64,059,000       155,817,000
Deferred pension liability............................................       927,000           362,000           479,000
Long-term debt........................................................    88,932,000        90,099,000        20,721,000


Total liabilities.....................................................   149,896,000       154,520,000       177,017,000
Stockholders' equity:
   Voting common stock, $.01 par value................................         1,000             1,000             1,000
   Nonvoting common stock $.01 par value..............................        53,000            53,000            53,000
   Additional paid-in capital.........................................    23,202,000        23,202,000        25,009,000
   Retained earnings (deficit)........................................    (2,357,000)        1,929,000         5,708,000
   Unrecognized net pension loss......................................      (438,000)               --                --


                                                                          20,461,000        25,185,000        30,771,000
   Notes receivable from stockholders.................................    (9,991,000)      (10,603,000)       (5,652,000)


Total stockholders' equity............................................    10,470,000        14,582,000        25,119,000


Total liabilities and stockholders' equity............................ $ 160,366,000      $169,102,000     $ 202,136,000

See accompanying notes.


NATIONAL WINE & SPIRITS, INC.

CONSOLIDATED STATEMENTS OF INCOME
                                                                                                            Nine months ended
                                                                    Years Ended March 31,                      December 31,

                                                       1996            1997           1998            1997            1998
                                                                                                   (Unaudited)    (Unaudited)
Net product sales...........................      $ 443,257,000   $ 488,071,000  $ 505,141,000   $ 401,927,000   $ 423,367,000
Distribution fees...........................                 --       2,729,000     16,270,000      13,121,000      14,010,000


   Total revenue............................        443,257,000     490,800,000    521,411,000     415,048,000     437,377,000
Cost of products sold.......................        364,792,000     402,072,000    411,734,000     329,566,000     346,516,000


   Gross profit.............................         78,465,000      88,728,000    109,677,000      85,482,000      90,861,000
Selling, general and administrative expenses:
      Warehouse and delivery................         19,777,000      23,489,000     33,428,000      25,864,000      27,178,000
      Selling...............................         26,213,000      30,906,000     32,328,000      24,483,000      29,421,000
      Administrative........................         22,935,000      24,747,000     30,042,000      21,534,000      22,091,000
      Start-up costs........................                 --       1,157,000      3,320,000       3,163,000              --


                                                     68,925,000      80,299,000     99,118,000      75,044,000      78,690,000


Income from operations......................          9,540,000       8,429,000     10,559,000      10,438,000      12,171,000
Interest expense:
   Related parties..........................           (123,000)       (338,000)      (507,000)       (371,000)       (363,000)
   Third parties............................         (7,812,000)     (8,148,000)    (9,165,000)     (6,954,000)     (7,655,000)


                                                     (7,935,000)     (8,486,000)    (9,672,000)     (7,325,000)     (8,018,000)
Other income:
   Equity earnings in Kentucky distributor..                 --              --             --              --         400,000
   Gain on sale of assets...................            172,000          41,000      4,139,000       4,225,000          97,000
   Interest income..........................            999,000       1,003,000      1,246,000         746,000         749,000
   Rental and other income..................            248,000         616,000        839,000         192,000         187,000


Total other income..........................          1,419,000       1,660,000      6,224,000       5,163,000       1,433,000


Net income..................................      $   3,024,000   $   1,603,000  $  $7,111,000   $   8,276,000   $   5,586,000



See accompanying notes.



NATIONAL WINE & SPIRITS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                         $0.01 Par Value                                    Accumulated        Notes
                                          Common Stock         Additional      Retained        Other         Receivable
                                       -------------------       Paid-in       Earnings    Comprehensive        from
                                        Voting   Nonvoting       Capital      (Deficit)    Income (Loss)    Stockholders
                                       -------------------     -----------    ----------   -------------   -------------

Balance at April 1, 1995............   $ 1,000  $    4,000     $17,658,000   $ 6,973,000   $  (508,000)    $ (8,766,000)
   Comprehensive income:
      Net income....................        --          --              --     3,024,000            --               --
      Decrease in unrecognized net
        pension loss................        --          --              --            --       292,000               --


   Total comprehensive income.......        --          --              --            --            --               --
   Increase in notes receivable from
      stockholders..................        --          --              --            --            --         (691,000)
   Distributions to stockholders....                                          (7,835,000)           --               --
   Capital contributions............        --          --       4,056,000            --            --               --
   Issuance of 21,347 shares of NWS,
      Inc. voting common stock......        --          --              --            --            --               --
   NWS, Inc. nonvoting common stock
      dividend declared.............        --      45,000              --       (45,000)           --               --


Balance at March 31, 1996...........     1,000      49,000      21,714,000     2,117,000      (216,000)      (9,457,000)
   Comprehensive income:
      Net income....................        --          --              --     1,603,000            --               --
      Increase in unrecognized net
        pension loss................        --          --              --            --      (222,000)              --


   Total comprehensive income.......        --          --              --            --            --               --
   Increase in notes receivable from
      stockholders..................        --          --              --            --            --         (534,000)
   Distributions to stockholders....        --          --              --    (6,077,000)           --               --
   Capital contributions............        --          --       1,488,000            --            --               --
   Issuance of 408,554 shares of NWS,
      Inc. nonvoting common stock...        --       4,000              --            --            --               --


Balance at March 31, 1997...........     1,000      53,000      23,202,000    (2,357,000)     (438,000)      (9,991,000)
   Comprehensive income:
      Net income....................        --          --              --     7,111,000            --               --
      Decrease in unrecognized net
        pension loss................        --          --              --            --       438,000               --


   Total comprehensive income.......        --          --              --            --            --               --
   Increase in notes receivable from
      stockholders..................        --          --              --            --            --         (612,000)
   Distributions to stockholders....        --          --              --    (2,825,000)           --               --


Balance at March 31, 1998...........     1,000      53,000      23,202,000     1,929,000            --      (10,603,000)
   Unaudited:
      Net income....................        --          --              --     5,586,000            --               --
      Decrease in notes receivable
        from stockholders...........        --          --              --            --            --        4,951,000
      Conversion of notes payable to
        stockholders to equity......        --          --       1,807,000            --            --               --
      Distributions to stockholders.        --          --              --    (1,807,000)           --               --


Balance at December 31, 1998           $ 1,000  $   53,000     $25,009,000   $ 5,708,000   $        --     $ (5,652,000)
   (Unaudited)......................




     Total
  Stockholders'
     Equity


  $15,362,000

    3,024,000

      292,000


    3,316,000

     (691,000)
   (7,835,000)
    4,056,000

           --

           --


   14,208,000

    1,603,000

     (222,000)


    1,381,000

     (534,000)
   (6,077,000)
    1,488,000

        4,000


   10,470,000

    7,111,000

      438,000


    7,549,000

     (612,000)
   (2,825,000)


   14,582,000

    5,586,000

    4,951,000

    1,807,000
   (1,807,000)


  $25,119,000

See accompanying notes.


NATIONAL WINE & SPIRITS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                                           Nine months ended
                                                                Years Ended March 31,                         December 31,

                                                        1996            1997             1998             1997             1998
                                                                                                       (Unaudited)     (Unaudited)
Operating activities:
   Net income...................................   $   3,024,000    $   1,603,000     $  7,111,000    $   8,276,000     $ 5,586,000
   Adjustments to reconcile net income to net cash
      provided (used) by operating activities:
        Depreciation of property and equipment..       3,997,000        4,613,000        5,872,000        4,160,000       5,116,000
        Gain on sale of assets..................        (172,000)         (41,000)      (4,139,000)      (4,225,000)        (97,000)
        Amortization of intangible assets.......         905,000        1,144,000        1,243,000          892,000         958,000
        Equity earnings in Kentucky distributor.               -                -                -                -        (400,000)
        Changes in operating assets and
           liabilities:
           Accounts receivable..................      (4,422,000)        (568,000)       3,427,000      (20,707,000)    (25,048,000)
           Inventories..........................     (15,132,000)      (1,191,000)      (4,656,000)       2,038,000       2,171,000
           Prepaid expenses and other...........        (447,000)      (1,692,000)        (810,000)          (8,000)      1,174,000
           Accounts payable.....................       4,413,000          864,000        2,482,000       (4,888,000)      5,822,000
           Accrued expenses and taxes...........       1,107,000        2,207,000         (747,000)        (469,000)     (1,925,000)
                                                   --------------   --------------    -------------   --------------    ------------

Net cash provided (used) by operating activities      (6,727,000)       6,939,000        9,783,000      (14,931,000)     (6,643,000)
Investing activities:
   Purchase of property and equipment...........      (3,609,000)     (10,447,000)     (13,952,000)     (12,069,000)     (6,518,000)
   Proceeds from sales of property and equipment         128,000           88,000          253,000           74,000         116,000
   Investment in Kentucky distributor...........               -                -                -                -      (6,000,000)
   Payment for supplier's net assets............               -         (181,000)               -                -               -
   Intangible assets............................      (1,827,000)        (947,000)        (730,000)        (254,000)     (2,231,000)
   Proceeds from sale of intangibles............               -                -        3,000,000        3,000,000               -
   Deposits and other...........................         (52,000)         (58,000)       1,766,000          (83,000)       (223,000)
   (Increase) decrease in cash surrender value of
     insurance, net.............................        (263,000)         (16,000)        (492,000)          27,000        (235,000)
   Increase in receivable from affiliate........        (143,000)               -                -                -               -
   Decrease (increase) in notes receivable               689,000        1,590,000                -       (1,698,000)        119,000
   from supplier................................
   Collections on notes receivable..............               -           34,000          247,000                -               -
                                                   --------------   --------------    -------------   --------------    ------------

Net cash used by investing activities...........      (5,077,000)      (9,937,000)      (9,908,000)     (11,003,000)    (14,972,000)
Financing activities:
   Net proceeds (borrowings) on line of credit..      15,921,000        1,414,000       (3,078,000)      19,188,000      20,680,000
   Proceeds of long-term debt...................          45,000       13,811,000       11,257,000       12,504,000       8,800,000
   Principal payments on long-term debt.........      (2,038,000)      (7,302,000)      (5,975,000)      (4,983,000)     (4,834,000)
   Proceeds of borrowings from stockholder......       2,463,000        2,919,000          685,000          250,000               -
   Repayments of borrowings from stockholders...        (657,000)               -                -                -               -
   Issuance of NWS, Inc. common stock...........               -            4,000                -                -               -
   Additional paid-in capital...................       4,056,000        1,488,000                -                -               -
   Notes receivable from stockholders and others        (859,000)        (646,000)      (1,964,000)        (376,000)        623,000
   Distributions to stockholders................      (7,142,000)      (6,770,000)      (2,825,000)      (1,120,000)     (1,807,000)
                                                   --------------   --------------    -------------   --------------    ------------

Net cash provided (used) by financing activities      11,789,000        4,918,000       (1,900,000)      24,463,000      23,462,000
                                                   --------------   --------------    -------------   --------------    ------------

Net increase (decrease) in cash.................         (15,000)       1,920,000       (2,025,000)        (471,000)      1,847,000
Cash, beginning of period.......................       1,490,000        1,475,000        3,395,000        3,395,000       1,370,000
                                                   --------------   --------------    -------------   --------------    ------------

Cash, end of period.............................   $   1,475,000    $   3,395,000     $  1,370,000    $   2,924,000     $ 3,217,000
                                                   ==============   ==============    =============   ==============    ============
See accompanying notes.

NATIONAL WINE & SPIRITS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies

     Nature of Business and Principles of Consolidation

     In December 1998, a reorganization took place which created a new holding company, National Wine & Spirits, Inc. (NWS), NWS. All of the shares of capital stock in National Wine & Spirits Corporation (NWSC) and NWS, Inc. (NWSI) were contributed in exchange for shares of NWS. In addition, NWSC subsequently distributed all of its shares in NWS Michigan, Inc. (NWSM) to NWS. Finally, a new limited liability company subsidiary of NWSI was created into which substantially all of the Illinois operations were transferred (NWS-LLC). The reorganization was accounted for as a combination of entities under common control, similar to a pooling-of-interests. As such, the financial statements have been presented to reflect this accounting treatment. The consolidated financial statements include the accounts of NWS, NWSC, NWSI and NWSM. All significant intercompany accounts and transactions have been eliminated from the consolidated financial statements. Substantially all revenues result from the sale of liquor, beer and wine.

     Based in Indianapolis, NWSC is a wholesale distributor of liquor and wines throughout Indiana. Based in Chicago, NWSI is a wholesale distributor of liquor and wines throughout Illinois. NWSM was organized October 18, 1996, as a wholesale distributor of liquor throughout Michigan, and commenced operations in February 1997. NWSC also operates a bottled water division and a division for distribution of cigars and accessories. NWS performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations.

     Unaudited Interim Financial Statements

     The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements.

     In the opinion of NWS, all adjustments (consisting of only normal recurring accruals) considered necessary to present fairly the financial position as of December 31, 1998 and the statements of income, stockholders' equity and cash flows for the nine-month periods ended December 31, 1997 and 1998 have been included.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NATIONAL WINE & SPIRITS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Business and Summary of Significant Accounting Policies (continued)

     Fair Value of Financial Instruments

     NWS' cash, accounts receivable, short-term notes receivable, accounts payable, short-term notes payable and certain other accrued liabilities are all short-term in nature and the carrying amount approximates fair value. Long-term notes receivable and payable have primarily variable interest rates, thus their carrying amounts approximate fair value.

     Inventories

     Substantially all inventories are stated at the lower of cost, determined by the last-in, first-out (LIFO) method, or market.

     Bulk whiskey represents NWS' interest in certain whiskey inventories which are being aged by the supplying distiller. This interest serves as collateral for related notes payable to the distiller. In accordance with industry practices, storage and handling costs incurred during the aging process are included as a component of the cost of bulk whiskey. Bulk whiskey represented approximately $6,200,000 and $4,200,000 of the total inventory balance at March 31, 1997 and 1998, respectively. The bulk whiskey was 100% financed through notes payable and the Company's line of credit.

     Advertising Costs

     Advertising costs are charged to operations when incurred. Advertising expense was $2,157,000, $2,712,000 and $2,087,000 for 1996, 1997 and 1998,
respectively.

     Property and Equipment

     Property and equipment are recorded at cost and are being depreciated using primarily the straight-line method over their expected useful lives as follows:

Land improvements........................       15 - 40 years
Buildings and improvements...............       10 - 40 years
Furniture and equipment..................         5 - 7 years
Warehouse equipment......................             7 years
Automobiles and trucks...................             5 years


     Intangible Assets

     Intangible assets include the cost of certain assets obtained in the acquisition of various distributors, costs incurred in obtaining financing and amounts paid to acquire supplier distribution rights. These costs are being amortized by the straight-line method over lives of the agreements or their estimated useful lives which range from two to ten years. Accumulated amortization related to these assets was $2,068,000 and $3,311,000 at March 31, 1997 and 1998, respectively. 1.

     Long-lived Assets

     The carrying value of the long-lived assets is periodically reviewed by management. If this review indicates that the carrying value may be impaired then the impaired amount will be written off.

     Income Taxes

     There is no provision for federal or state income taxes reflected in the financial statements because the stockholders have consented to NWS' elections to be taxed as S corporations under the applicable provisions of the Internal Revenue Code. NWS' income is taxable directly to its stockholders.

     Comprehensive Income

     During the year ended March 31, 1998, NWS adopted the provisions of Statement of Financial Accounting Standards No. 130, Reporting of Comprehensive Income, which requires entities to report comprehensive income in their basic financial statements. Comprehensive income refers to the change in an entity's equity during a period resulting from all transactions and events other than capital contributed by and distributions to the entity's owners. For NWS, comprehensive income is equal to net income plus the change in unrecognized net pension gain or loss. The Company has elected to report comprehensive income in the consolidated statements of stockholders' equity. NWS' prior years' financial statements have been reclassified for comparative reporting purposes, however, there was no change in the net income previously reported for the years ended March 31, 1996 and 1997.

     Revenue Recognition

     NWSC and NWSI purchase inventory items for sale to customers and are liable for payment to the suppliers, as well as collecting payment from customers. NWSM receives a fixed fee per case of liquor distributed from the State of Michigan (distribution fees) which is also responsible for payments to suppliers. All Michigan shipments are cash on delivery and are deposited directly to the State of Michigan.

     Net sales and distribution fees are recognized at the time product is shipped.

     Start-up Costs

     Start-up costs to commence operations and to reach normal capacity are expensed as incurred, in accordance with Statement of Position 98-5, Reporting on the Costs of Start-up Activities.

     Recently Issued Accounting Pronouncements

     In July 1997, the Financial Accounting Standards Board issued Statement No. 131 (SFAS 131), Disclosures About Segments of an Enterprise and Related Information. Under SFAS 131, the Company will report financial and descriptive information about its operating segments. SFAS 131 is effective for the Company beginning with the March 31, 1999 annual financial statements. While the Company has not yet finalized its evaluation of the impact of adoption of SFAS 131, it presently believes that it will be reporting multiple operating segments.

     Reclassification

     Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform to the 1998 presentation.

2. Inventories

     Inventories at March 31 are comprised of the following:

                                                              1997              1998

Inventories at FIFO (approximate replacement cost).....       $78,508,000      $83,734,000
Less: LIFO reserve.....................................         6,430,000        7,000,000
                                                              -----------      -----------
                                                              $72,078,000      $76,734,000
                                                              ===========      ===========




     If the Company had used the FIFO inventory method, net income would have been $545,000, $1,455,000 and $570,000 greater for 1996, 1997 and 1998, respectively.

3. Property and Equipment

     Property and equipment at March 31 is comprised of the following:

                                                                 1997               1998

Land and improvements..................................          $  1,348,000      $  1,421,000
Buildings and improvements.............................            24,674,000        27,233,000
Furniture and equipment................................            12,391,000        14,307,000
Warehouse equipment....................................            12,768,000        23,580,000
Automobiles and trucks.................................             7,542,000         8,069,000
                                                                 ------------      ------------
                                                                   58,723,000        74,610,000
Less: Accumulated depreciation.........................            21,484,000        26,045,000
                                                                 ------------      ------------
                                                                   37,239,000        48,565,000
Property and equipment not yet placed in service.......             3,431,000                --
                                                                 ------------      ------------
                                                                 $ 40,670,000      $ 48,565,000
                                                                 ============      ============

4. Debt

     Long-term debt is comprised of the following:

                                                                                         March 31,               December 31,
                                                                                  --------------------------    --------------
                                                                                  1997             1998            1998
                                                                                  -----------    -----------   ---------------
                                                                                                                (Unaudited)
                                                                                                               ---------------

Mortgage Notes Payable:
   National Wine & Spirits Corporation
      City of  Indianapolis-First  Mortgage Note, Series  1983-payable  monthly, with  interest  computed at 80% of the prime  lending  rate of NBD Bank,
        N.A., through April 2003. Secured by certain property
        in Indianapolis....................................................       $   471,000    $   372,000      $    296,000
      Bank-payable in monthly installments, plus interest at 1% above the
        Bank's prime lending rate, through October 1, 2003. Secured by
        certain property...................................................           183,000        162,000           145,000
   NWS, Inc.
      Bank loans secured by substantially all of the Company's assets:
        Mortgage note payable in monthly installments of $63,000, plus interest at the Bank's prime  lending  rate plus 2%,  through July 1,
           2000, when the unpaid principal balance is due..........
                                                                                    2,503,000      1,752,000        1,189,0000
        Mortgage note payable in monthly installments of $14,000,  plus interest at the Bank's  prime  lending rate plus 1%,  through  March 31, 2002, when the unpaid principal balance is due........
                                                                                    2,492,000      2,339,000         2,148,000
                                                                                  -----------    -----------   ---------------
                                                                                    5,649,000      4,625,000         3,778,000

 Notes Payable:
   National Wine & Spirits Corporation
      Bank revolving line of credit, which bears interest, as defined, to maturity on September 30, 1999. Secured by substantially all
        assets. (A)........................................................        24,218,000     23,193,000        29,695,000
      Term loan for Kentucky investment, repaid in January  1999...........                 -              -         7,500,000

   Heaven Hill Distillers, Inc. notes payable. Repaid in March 1998........           348,000              -                 -
      Term loans payable in monthly installments of $51,000, including interest at 9.53%, through May 1999. The notes are secured by
        certain assets and are guaranteed by NWSI..........................         1,170,000        651,000           180,000
      Term loan payable in monthly installments of $30,000, including interest at 7.73%, through December 29, 2002. Secured by certain
        assets.............................................................                 -      1,462,000         1,269,000
   NWS Michigan, Inc.
      Term loan payable in monthly installments of $67,000, plus interest at the
        Bank's LIBOR rate plus 2.75%, through September 5, 2002.
        Secured by certain assets..........................................                 -      3,600,000         3,000,000





4.    Debt (continued)
                                                                                         March 31,               December 31,
                                                                                  --------------------------    --------------
                                                                                  1997             1998            1998
                                                                                  -----------    -----------   ---------------
                                                                                                                (Unaudited)
                                                                                                               ---------------
      Term loan payable in monthly installments of $62,000, plus interest at the
        Bank's LIBOR rate plus 3.0%, through November 14, 2002.
        Secured by certain assets..........................................       $         -    $ 4,936,000      $  4,381,000
   NWS, Inc.
      Bank revolving line of credit, which bears interest, as defined, to maturity on September 30, 1999. Secured by substantially all
        assets. (B)........................................................        45,571,000     43,518,000        57,695,000
      Term loan payable. Repaid July 1997. ...............................             83,000              -                 -
      Term loan with  interest  only payable  quarterly at the Bank's LIBOR rate plus .25% until maturity on June 16, 2001. The note is
        subordinate to the senior bank debt................................         6,000,000      6,000,000         6,000,000
      Subordinated promissory note payable to a former employee on
        June 30, 1999. Interest only is payable quarterly at the prime
        rate plus  1'2%. The note is subordinate to senior bank debt.......           750,000        350,000           350,000
      Bank home equity line of credit with interest only payable monthly at the Bank's prime lending rate plus 1%, through November 1, 1999, when the unpaid principal balance is due The loan is secured by a condominium and is guaranteed by the majority stockholder of
        NWS, Inc...........................................................           500,000        500,000           500,000
      Promissory note payable to the State of Illinois in monthly installments of $9,000, including interest at 6.5%, through
        February 14, 2000, when a balloon payment of $501,000 is due. The note is secured by substantially all assets and is guaranteed by
        the majority stockholder of NWS, Inc...............................           631,000        568,000           511,000
        Term loan payable in monthly installments of $133,000, plus interest at the one month LIBOR rate plus 3.25%, through
        March 2001. The note is secured by certain assets and is
        guaranteed by NWSC.................................................         6,533,000      4,933,000         3,733,000
      Term loans payable in monthly installments of $60,000, including interest at 9.43%, through April 1999. The notes are secured by
        certain assets and are guaranteed by NWSC..........................         1,354,000        737,000           234,000
      Term loan payable in annual installments of $300,000 in 1999 and
        $500,000 in 2000 and 2001, including interest......................                 -              -         1,300,000
      Term loan payable in monthly installments of $12,000, including interest at 9.51%, through July 2000. The note is secured by
        certain assets and is guaranteed by NWSC...........................                 -        304,000           213,000
                                                                                  -----------    -----------   ---------------
                                                                                   87,158,000     90,752,000       116,561,000
                                                                                  -----------    -----------   ---------------






4. Debt (continued)

                                                                                         March 31,               December 31,
                                                                                  --------------------------    --------------
                                                                                  1997             1998            1998
                                                                                  -----------    -----------   ---------------

                                                                                                                 (Unaudited)
      Non-competition  agreement  payable  to a  former  stockholder  in  annual installments of $300,000, beginning April 1, 1995 through April 1, 2000.
        The obligation is secured by proceeds of life insurance from
        NWSC's majority stockholder........................................       $ 1,200,000    $   900,000      $    600,000
Other                                                                                  88,000         22,000             6,000
                                                                                  -----------    -----------   ---------------

                                                                                   94,095,000     96,299,000       120,945,000
Less: Current maturities                                                            5,163,000      6,200,000       100,224,000
                                                                                  -----------    -----------   ---------------

                                                                                  $88,932,000    $90,099,000       $20,721,000
                                                                                  ===========    ===========   ===============

-----------

(A) On September 2, 1997, NWSC entered into a credit agreement, which was amended March 31, 1998, that provides a revolving line of credit for borrowings of up to $35 million through September 30, 1999. The portion of the line of credit available to fund advances to NWSI and NWSM is $10 million (see Note 8). Line of credit borrowings are limited to eligible accounts receivable plus eligible inventories. The credit agreement permits NWSC to elect an interest rate based upon either the prime lending rate or LIBOR. At March 31, 1998, $19,000,000 of the credit line borrowings bear interest at 3.00% above the LIBOR rate (8.70% at March 31, 1998). The remaining $4,193,000 of credit line borrowings bear interest at the prime lending rate plus .50% (9.00% at March 31, 1998). Credit line borrowings are secured by substantially all of NWSC's assets (including life insurance on NWSC's principal stockholders) and are guaranteed by NWSI and NWSM. NWSC's bank credit agreement requires NWSC to maintain certain financial ratios and earnings, and restricts the amount of capital expenditures and distributions NWSC may make to its stockholders.

(B) On September 2, 1997, NWSI entered into a credit agreement, which was amended March 31, 1998, that provides a revolving line of credit for borrowings of up to $60 million through September 30, 1999. Line of credit borrowings are limited to eligible accounts receivable plus eligible inventories. The credit agreement permits NWSI to elect an interest rate based upon either the prime lending rate or LIBOR. At March 31, 1998, $35,000,000 of the credit line borrowings bear interest at 3.00% above the LIBOR rate (8.68% at March 31, 1998). The remaining $8,518,000 of credit line borrowings bear interest at the prime lending rate plus .50% (9.00% at March 31, 1998). Through October 27, 1999, the LIBOR rate is capped at a maximum of 8.0% related to $25,000,000 of the credit line borrowings subject to the LIBOR rate. Credit line borrowings are secured by substantially all of NWSI's assets (including life insurance on NWSI's principal stockholders) and are guaranteed by NWSC and NWSM. Additionally, NWSI had a supplier letter of credit of which $560,000 was outstanding at March 31, 1998. NWSI's bank credit agreement includes certain restrictions and requires NWSI to maintain certain financial ratios and earnings. In addition, the agreement restricts the amount of capital expenditures and distributions NWSI may make to its stockholders.


     At March 31, 1998, the Company was in violation of certain loan covenants in its credit agreements. These violations were waived by the lenders at March 31, 1998. Subsequent to March 31, 1998, the Company has been in compliance with their covenants.

     At March 31, 1998, the aggregate principal maturities for long-term obligations are as follows:

1999................................         $ 6,200,000
2000................................          72,759,000
2001................................           4,797,000
2002................................           8,133,000
2003................................           3,541,000
Thereafter..........................             869,000
                                             -----------
                                             $96,299,000
                                             ===========



     NWSI had subordinated notes payable to its two principal stockholders aggregating $5,450,000 and $6,135,000 at March 31, 1997 and 1998, respectively. These notes earn interest at the effective borrowing rate on NWSI's revolving line of credit. See Note 11.

     NWSI has a commitment from a lender for $30,000,000 of debt financing. At March 31, 1998, there were no amounts outstanding on this commitment.

     Cash paid for interest was $8,049,000,  $8,445,000 and $9,643,000 for 1996,
1997 and 1998, respectively.

5. Common Stock

     The Company has two authorized classes of capital stock: voting $.01 par value common shares and nonvoting $.01 par value common shares. Both classes of stock have the same relative rights, performance limitations and restrictions, except that nonvoting shares are not entitled to vote on any matters submitted to a vote of the stockholders, except as provided by law.

     Following are the details of common stock at March 31, 1997 and 1998:

                                                    Number of Shares
                                  ---------------------------------------------------------
                                  Authorized         Issued       Outstanding        Amount

Voting.....................          200,000          104,520       104,520       $   1,000

Nonvoting..................       20,000,000        5,226,001     5,226,001       $  53,000




6. Commitments

     The Company leases office and warehouse space under noncancellable operating leases ranging from two to ten years, some of which included renewal and purchase options and escalation clauses, expiring on various dates through 2007. The Company also leases certain trucks and equipment pursuant to noncancellable operating leases with terms ranging from three to seven years. Future minimum rent payments as of March 31, 1998 are as follows:

1999..........................     $  2,715,000
2000..........................        2,712,000
2001..........................        2,391,000
2002..........................        2,138,000
2003..........................        2,083,000
Thereafter....................        5,462,000
                                   ------------
                                   $ 17,501,000
                                   ============


     Rent expense was  $1,218,000,  $2,114,000 and $3,732,000 for 1996, 1997 and
1998, respectively.

     The Company has committed to purchase warehouse equipment of approximately $3,500,000.

     The Company is committed under a distribution agreement to pay $500,000 over the next four years.

7. Pension Plans

     The Company sponsors a multiple-employer defined benefit pension plan covering substantially all of their warehousemen and drivers. Under terms of the Plan, the Company is liable for any unsatisfied liabilities of the other affiliated entities. The Company makes contributions to the Plan based on amounts permitted by law. Contributions to the Plan by the Company were $179,000, $171,000 and $224,000 in the years ended March 31, 1996, 1997 and
1998, respectively.

     For purposes of financial reporting, the Company uses the projected unit credit actuarial cost method to determine the net periodic pension cost and projected benefit obligations under Statement of Financial Accounting Standards No. 87. Under this method, the service cost is computed as the actuarial present value of the benefit accruing during the current year based on the assumption that benefits accrue uniformly over each participant's working lifetime. The projected benefit obligation is the actuarial present value of benefits accrued in prior years based on the assumption that benefits accrue uniformly over each participant's working lifetime.

     The components of net periodic pension cost of the defined benefit plan are as follows:

                                                                1996           1997            1998

Service cost-benefits earned during the year..............      $ 111,000      $ 146,000       $ 114,000
Interest on projected benefit obligation..................        144,000        171,000         196,000
Actual return on plan assets..............................       (220,000)      (121,000)       (624,000)
Amortization of unrecognized net transition asset.........         20,000         19,000          19,000
Amortization of loss......................................         16,000         15,000           8,000
Amortization of prior service cost........................          -             19,000          19,000
Difference between expected and actual return on plan assets
                                                                  102,000        (20,000)        471,000
                                                                ----------     ----------      ----------
Net periodic pension cost.................................      $ 173,000      $ 229,000       $ 203,000
                                                                ==========     ==========      ==========

     The funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 1997 and 1998 for the defined benefit pension plan are as follows:

                                                                      1997             1998

Actuarial present value of accumulated benefit obligations:
   Vested........................................................     $2,717,000     $2,812,000
   Nonvested.....................................................        264,000        294,000
                                                                      ----------     ----------
Accumulated benefit obligation...................................      2,981,000      3,106,000
Effect of anticipated future compensation levels (A).............              -              -
                                                                      ----------     ----------

Projected benefit obligation.....................................      2,981,000      3,106,000
Less: Fair value of plan assets..................................      1,877,000      2,662,000
                                                                      ----------     ----------

Minimum liability................................................     $1,104,000     $  444,000
                                                                      ==========     ==========


Balance Sheet Classification:
   Current accrued liability.....................................     $  177,000     $   82,000
   Noncurrent deferred additional liability......................        927,000        362,000
                                                                      ----------     ----------

Minimum liability................................................     $1,104,000     $  444,000
                                                                      ==========     ==========



Deferred pension costs (intangible asset)........................     $  489,000     $  362,000
Unrecognized net pension loss....................................        438,000              -
                                                                      ----------     ----------
                                                                      $  927,000     $  362,000
                                                                      ==========     ==========

(A) Plan benefits are based on years of service, rather than compensation levels.

     The deferred pension cost asset is being amortized on a straight-line basis over a 17.5 year period. Plan assets are comprised primarily of common stocks and bonds.

     In determining the net periodic pension cost, the discount rate for the benefit obligation was 6.75% in 1997 and 1998. The expected long-term rate of return on assets was 8.00% for 1996, 1997 and 1998.

     The Company also sponsors a defined contribution pension plan for substantially all employees not covered by the defined benefit plan. Contributions to the Plan are made at the discretion of the Company and may not exceed 5% of a participant's compensation. The Company's pension expense for the defined contribution plan was $631,000, $773,000 and $942,000 for 1996, 1997 and 1998, respectively.

     NWSI contributes to union-sponsored multiemployer pension plans which provide for contributions based on a specified rate per labor hour. Union employees constitute approximately 56% of NWSI's workforce. Contributions charged to expense were $443,000, $509,000 and $565,000 for 1996, 1997 and 1998,
respectively. Information as to NWSI's portion of accumulated plan benefits and plan net assets is not currently available. Under the Employee Retirement Income Security Act of 1974 as amended, an employer upon withdrawal from a multiemployer plan is required to continue funding its proportionate share of the plan's unfunded vested benefits. NWSI has no intention of withdrawing from the plans.

8. Related Party Transactions

     NWSC had notes receivable from its two stockholders totaling $9,991,000 and $10,603,000 at March 31, 1997 and 1998, respectively. The notes earn interest at NWSC's effective borrowing rate on its revolving line of credit. Interest income earned was $818,000, $870,000 and $893,000 during 1996, 1997 and 1998, respectively. Proceeds of the notes were used by the stockholders to purchase additional capital stock of NWSI and to make loans to NWSI. The notes, which are due on demand, have been reflected as a reduction of stockholders' equity in the consolidated balance sheets as it is the Company's present intent to satisfy these receivables through future stockholder distributions. See Note 11. The unaudited notes receivable balance at December 31, 1998 was approximately $10,000,000.

     In January 1998, the Company paid an employee $300,000 pursuant to a five year non-compete agreement related to the start-up of NWSC's cigar division.

     During fiscal 1998, the Company paid $170,000 for consulting fees to a minority stockholder of NWSI.

     Consolidated Rectifying, Inc. (CRI), a related party, is an Illinois liquor bottler, blender and manufacturer which utilized brands, trademarks and tradenames licensed to it from NWSI. On December 20, 1996, NWSI purchased substantially all of the assets, and assumed certain liabilities, of CRI for $181,000.

Assets acquired:
   Accounts receivable........................   $ 1,951,000
   Inventory..................................     6,773,000
   Property and equipment.....................       509,000
                                                 ------------
                                                   9,233,000
Liabilities assumed:
   Excise tax payable.........................    (4,637,000)
   Liabilities and debt.......................    (2,482,000)
   Receivable/payable from supplier...........    (1,933,000)
                                                 ------------
Net assets acquired...........................   $   181,000
                                                 ============



     Effective June 25, 1997, NWSI sold certain of its licensed brands, trademarks and tradenames for approximately $5,250,000. NWSI recognized a gain of $4,071,000 which represents the $5,250,000 less $1,179,000 transaction costs and the costs of assets related to the brands which were disposed. The purchase price is receivable under a $2,250,000 seven-year promissory note, with the remaining balance received in cash at the sale date. At March 31, 1998 the note receivable balance was $2,045,000.

     NWSI had a short-term note receivable from CRI with a balance of $613,000 at March 31, 1996. The note was repaid in December 1996. Interest accrued on the note was $168,000 and $112,000 for the years ended March 31, 1996 and 1997, respectively.

     Transactions with CRI not disclosed elsewhere in the financial statements for the years ended March 31, 1996 and 1997 were as follows (none in 1998):

                                                                1996              1997

Sales...................................................    $   640,000       $   715,000
Purchases of inventory..................................     30,390,000        19,721,000
Purchase discounts......................................        384,000           113,000
Administrative and data processing charged to CRI.......        225,000           169,000
Operational items paid by NWSI..........................     28,555,000        17,326,000
Rent expense charged to CRI.............................        132,000            88,000


9. Concentration of Risk

     Purchases from four international suppliers accounted for approximately 65%, 62% and 65% of all revenues in 1996, 1997 and 1998, respectively.

10. Litigation

     The Company is a party to various lawsuits and claims arising in the normal course of business. While the ultimate resolution of lawsuits or claims against the Company cannot be predicted with certainty, management does not expect that these matters will have a material adverse effect on the financial position or results of operations of the Company.

11. Subsequent Events--Unaudited

     Effective July 31, 1998, the Company and its stockholders executed new notes payable to stockholders to provide for a legal right of offset against the notes receivable from stockholders. Accordingly, as of December 31, 1998, the notes payable to stockholders (principal plus accrued interest) have been offset against the notes receivable from stockholders, with the resulting net amount reflected as a reduction of stockholders' equity.

     In September 1998, the Company guaranteed a $1.3 million obligation of a related entity.

     In December 1998, the Company formed a new distributorship in Kentucky (Commonwealth Wine & Spirits, LLC) in partnership with two existing Kentucky-based distributors, The Vertner Smith Company ("Vertner") and Kentucky Wine & Spirits ("Kentucky W&S"). Under the terms, the Company will invest $7.5 million ($4.5 million in cash and a $3.0 million cash franchise fee), in exchange for 25% of the new company, which management believes is the largest distributor of wine and spirits in Kentucky. Vertner and Kentucky W&S equally own the remaining 75%. At December 31, 1998, $6.0 million had been paid and a $1.5 million commitment remained outstanding. The Company has accounted for its investment in Kentucky using the equity method.

     In January 1999, the Company issued $110,000,000 of senior notes to qualified institutional buyers. The net proceeds to the Company from the sales of the notes were approximately $107,000,000. The notes are unsecured, bear interest at 10.125% per annum and are due January 2009. These senior notes are unconditionally guaranteed by the Company's subsidiaries. Audited financial information of guarantor subsidiaries has been omitted because the senior notes are guaranteed by all direct and indirect subsidiaries of the parent, which has no operations or assets separate from its investments in its subsidiaries.

     Concurrently with the offering of the senior notes, the Company entered into a new $60.0 million credit facility secured by the accounts receivable and inventory of the Company. With proceeds from the senior notes offering and borrowings under the new credit facility, the Company retired substantially all of its bank revolving and term indebtedness.

     On January 25, 1999, the Company paid a dividend of approximately $1.8 million.

     The Company is party to a lawsuit brought by several drivers of NWS-Illinois who allege age discrimination and workers' compensation retaliation and claim back pay and front pay damages of $1.9 million and $1.0 million, respectively, and the cost of action. In April 1999, the Company settled with the Plaintiffs which released the Company from all claims, including legal fees, in exchange for $475,000. Documentation of the settlement has not been completed and approved.

     No dealer, salesperson or other person has been authorized to give any information or to make any representations, other than those contained in this prospectus, in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by NWS. This prospectus does not constitute an offer to sell or a solicitation to buy, the notes offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale hereunder shall, in any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in the affairs of NWS since the date hereof.

TABLE OF CONTENTS
                                                                                                  Page
Prospectus Summary.............................................................................   3
Risk Factors...................................................................................   12
The Exchange Offer.............................................................................   19
Reorganization of the Company..................................................................   27
Use of Proceeds................................................................................   27
Capitalization.................................................................................   28
Selected Consolidated Financial and Other Data.................................................   29
Management's Discussion and Analysis of Financial Condition and Results of Operations..........   31
Business.......................................................................................   40
Management.....................................................................................   52
Certain Transactions...........................................................................   54
Principal Stockholders.........................................................................   55
Description of New Credit Facility and Other Indebtedness......................................   56
Description of the Exchange Notes..............................................................   58
Certain Book-Entry Procedures for the Global Notes.............................................   97
Registration Rights; Liquidated Damages........................................................   100
U.S. Federal Income Tax Considerations.........................................................   101
Plan of Distribution...........................................................................   106
Legal Matters..................................................................................   106
Change in Independent Auditors.................................................................   107
Experts........................................................................................   107
Where You Can Find More Information............................................................   107
Index to Consolidated Financial Statements.....................................................   F-1

     Until _______, 1999 (forty days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters

NATIONAL WINE & SPIRITS, INC.


Exchange Offer for

$110,000,000 10.125% Senior Notes

Due 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  Indemnification of Directors and Officers

     The following summary is qualified in its entirety be reference to the complete text of the statute and the amended articles of incorporation referred to below.

     National Wine & Spirits, Inc. ("NWS") is empowered by Chapter 37 of the Indiana Business Corporation Law (the "IBCL"), subject to the procedures and limitations therein, to indemnify any person against expenses (including attorneys' fees) and the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses incurred with respect to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, in which such person is made a party by reason of such person's being or having been a director, officer, employee or agent of NWS if his or her conduct was in good faith and he or she reasonably believed that, if acting in the individual's official capacity, the conduct was in the best interests of the corporation and in all other cases, the conduct was not opposed to the corporation's best interests. In the case of any criminal proceeding, NWS is empowered to indemnify a person if he or she had reasonable cause to believe the conduct was lawful or had no reasonable cause to believe the conduct was unlawful. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under a corporation's articles of incorporation or bylaws, vote of directors or stockholders, or otherwise. In addition, unless limited by its articles of incorporation, a corporation shall indemnify a person who was wholly successful in the defense of any proceeding to which the person was a party because the person is or was a director, officer, employee or agent against reasonable expenses incurred by him or her in connection with the proceeding.

     Article VIII of NWS' articles of incorporation, dated December 18, 1998, obligates NWS to indemnify any person in connection with any liability arising by reason of such person's status as a past or present director, officer, employee or agent of NWS or of any other enterprise which he or she is serving or served in any capacity at the request of NWS if such person acted in good faith and in a manner he or she reasonably believed, in the case of conduct in his or her official capacity, was in the best interest of NWS, and in all other cases, was not opposed to the best interests of NWS, and, with respect to any criminal action or proceeding, he or she either had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful.

ITEM 21.  Exhibits and Financial Statement Schedules

(a)      Exhibits

  Exhibit No.                  Description

  3(a)*                        Articles of Incorporation of National Wine & Spirits, Inc.

  3(b)*                        Bylaws of National Wine & Spirits, Inc.

  4(a)*                             Indenture  relating to the  Exchange  Notes,
                                    dated as of January 25, 1999 among  National
                                    Wine  &  Spirits,   Inc.,   the   Subsidiary
                                    Guarantors and Norwest Bank Minnesota, N.A.,
                                    as trustee (including  cross-reference sheet
                                    regarding sections 310 through 318(a) of the
                                    Trust Indenture Act)

  4(b)*                             A/B Exchange  Registration Rights Agreement,
                                    dated as of January 25, 1999, among National
                                    Wine  &  Spirits,   Inc.,   the   Subsidiary
                                    Guarantors and the Initial Purchasers



  4(c)*                        Form of Exchange Notes (including related Subsidiary Guarantors)

  4(d)*                        Guaranty entered into as of January 25, 1999 by all Subsidiary Guarantors

  5**                          Opinion and Consent of Ice Miller, Donadio & Ryan

  8**                          Tax Opinion of Ice Miller Donadio & Ryan

 10(a)*                       Purchase  Agreement,  dated January 20,  1999, among National Wine & Spirits,  Inc., the Subsidiary Guarantors and the Initial Purchasers

  10(b)*                       Credit Agreement,  dated January 25, 1999, among National Wine & Spirits,  Inc., the
                                    Subsidiary Guarantors and NBD, as agent.

  12*                          Statement regarding computation of ratios

  16*                          Letter regarding change in certifying accountants

  21*                          List of subsidiaries

  23(a)**                      Consent of Ernst & Young LLP

  23(b)**                      Consent of Katz, Sapper & Miller, LLP

  23(c)**                      Consent of Ice Miller Donadio & Ryan (contained in Exhibit 5)

  24*                          Powers of Attorney (contained in signature pages of this Registration Statement)

  25*                          Statement of eligibility of trustee

  27*                          Financial Data Schedule

  99.1*                        Form of Letter of Transmittal with respect to the Exchange Offer

  99.2*                        Form of Notice of Guaranteed Delivery with respect to the Exchange Offer

     *       Previously filed
     * *    Filed herewith


(b)      Financial Statement Schedules

         II.      Valuation and qualifying accounts

                  ITEM 22.  Undertakings.

The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)To  include  any  material   information   with  respect  to  the  plan  of
     distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly
caused  this  Registration   Statement  to  be  signed  on  its  behalf  by  the
undersigned, thereunto duly authorized, on May 3, 1999.

                          NATIONAL WINE & SPIRITS, INC.

                          By:
                              ----------------------------------------
                              James E. LaCrosse,
                              Chairman, President and Chief
                              Executive Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed on the 3rd day of May, 1999 by the following persons in the capacities indicated:

SIGNATURE                                TITLE

 ______________________                  Chairman,   President   and  Chief   Executive   Officer
    James E. LaCrosse                    (Principal Executive Officer)
 ______________________                  Executive Vice President,  Chief  Financial  Officer and
    J. Smoke Wallin                      Secretary (Principal Financial and Accounting Officer)

/s/ MARTIN H. BART*                      Director
    Martin H. Bart

/s/ JAMES BECK*                          Director
    James Beck

/s/ MITCHELL STOLTZ*                     Director
    Mitchell Stoltz

/s/ RICHARD P. PALADINO*                 Director
    Richard P. Paladino

/s/ RICHARD QUINN*                       Director
    Richard Quinn

/s/ NORMA M. JOHNSTON*                   Director
    Norma M. Johnston

/s/ PATRICIA J. LACROSSE*                Director
    Patricia J. LaCrosse

/s/ CATHERINE LACROSSE WALLENTINE*       Director
    Catherine LaCrosse Wallentine

    *By: /s/ J. Smoke Wallin
         ATTORNEY-IN-FACT

